SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

Announcement date: November 4, 2008

Exhibit 1.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Statements as at September 30, 2008 (unaudited) and December 31, 2007 (audited) and for the nine months ended September 30, 2008 and 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

SEC Number	PW-55
File Number

________________________________________________

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

________________________________________________

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

_________________________________________________

(Company’s Address)

(632) 816-8556

______________________________________

(Telephone Number)

Not Applicable

______________________________________

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

______________________________________

Form Type

Not Applicable

______________________________________

Amendment Designation (if applicable)

September 30, 2008

______________________________________

Period Ended Date

Not Applicable

__________________________________________________

(Secondary License Type and File Number)

November 4, 2008

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited financial statements of the Company for the nine (9) months ended September 30, 2008.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

JUNE CHERYL A. CABAL-FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,934 As at September 30, 2008	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended September 30, 2008

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: (SEC Use Only)

7. Ramon Cojuangco Building, Makati Avenue, Makati City 0721

Address of registrant’s principal office Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each Class Number of Shares of Common Stock Outstanding

Common Capital Stock, Php5 par value 187,681,652 shares as at September 30, 2008

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a) has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1... Financial Statements 1

Item 2 Management’s Discussion and Analysis of Financial

Condition and Results of Operations 1

Financial Highlights and Key Performance Indicators 2

Overview 3

Results of Operations 4

Wireless 5

Total Revenues and Other Income 5

Expenses 12

Provision for Income Tax 14

Net Income 15

Fixed Line 15

Total Revenues and Other Income 15

Expenses 20

Provision for Income Tax 21

Net Income 22

Information and Communications Technology 22

Total Revenues and Other Income 22

Expenses 24

Benefit from Income Tax 26

Net Loss 26

Liquidity and Capital Resources 27

Operating Activities 27

Investing Activities 28

Financing Activities 29

Contractual Obligations and Commercial Commitments 31

Quantitative and Qualitative Disclosures about Market Risks 32

Impact of Inflation and Changing Prices 32

PART II – OTHER INFORMATION 32

Related Party Transactions 32

ANNEX – Aging of Accounts Receivable A-1

SIGNATURES S-1

Exhibit 1.1

PART I –– FINANCIAL INFORMATION

Item 1. Financial Statements

Our consolidated financial statements as at September 30, 2008 (unaudited) and December 31, 2007 (audited) and for the nine months ended September 30, 2008 and 2007 (unaudited) and related notes (pages F-1 to F-95) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, which differ in certain significant respects from International Financial Reporting Standards and generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php47.264 to US$1.00, the volume weighted average exchange rate at September 30, 2008 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	September 30,	December 31,	Increase (Decrease)
	2008	2007	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)	(Unaudited)	(Audited)

Consolidated Balance Sheets
Total assets	Php237,461	Php240,158	(Php2,697)	(1)
Property, plant and equipment – net	158,210	159,414	(1,204)	(1)
Cash and cash equivalents and short-term investments	27,207	30,862	(3,655)	(12)
Total equity	99,359	112,511	(13,152)	(12)
Notes payable and long-term debt	68,110	60,640	7,470	12
Net debt(1) to equity ratio	0.41x	0.26x	–	–

	Nine Months Ended September 30,		Increase (Decrease)
	2008	2007(2)	Amount	%
	(Unaudited)
Consolidated Statements of Income
Revenues and other income	Php113,035	Php106,420	Php6,615	6
Expenses	71,681	66,262	5,419	8
Income before income tax	41,354	40,158	1,196	3
Net income attributable to equity holders of PLDT	26,179	26,622	(443)	(2)
Pre-tax income margin	37%	38%	–	–
Net income margin	24%	25%	–	–
Earnings per common share
Basic	137.15	139.32	(2.17)	(2)
Diluted	137.14	138.89	(1.75)	(1)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	Php60,076	Php56,276	Php3,800	7
Net cash used in investing activities	6,991	19,557	(12,566)	(64)
Capital expenditures	16,841	14,529	2,312	16
Net cash used in financing activities	48,514	44,757	3,757	8
Operational Data
Number of cellular subscribers	34,176,370	28,260,095	5,916,275	21
Number of fixed line subscribers	1,773,091	1,751,468	21,623	1
Number of broadband subscribers	876,176	501,250	374,926	75
Fixed Line	388,015	229,534	158,481	69
Wireless	488,161	271,716	216,445	80
Number of employees	29,650	28,951	699	2
Fixed Line	7,813	8,057	(244)	(3)
Wireless	5,622	5,345	277	5
Information and Communications Technology	16,215	15,549	666	4

Exchange Rates	Php per US$

September 30, 2008	Php47.264
December 31, 2007	41.411
September 30, 2007	44.974
December 31, 2006	49.045

______________

(1)     Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt, including current portion).

(2)     2007 has been restated to reflect the change in revenue recognition policy for installation fees where we elected to defer and amortize our installation fees and corresponding costs over the expected average period of the customer relationship of our fixed line subscribers.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers; Smart Broadband, Inc., or SBI, our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•            Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), PLDT Global Corporation, or PLDT Global, Smart-NTT Multimedia, Inc., and Bonifacio Communications Corporation, which together account for approximately 2% of our consolidated fixed line subscribers; and

•            Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group; customer interaction services provided under the umbrella brand name ePLDT Ventus, through ePLDT Ventus, Inc., or Ventus, Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ; internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, netGames, Inc., or netGames, and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates and Joint Ventures to the accompanying unaudited consolidated financial statements.

We registered revenues and other income of Php113,035 million in the first nine months of 2008, an increase of Php6,615 million, or 6%, as compared with Php106,420 million in the same period in 2007 primarily due to an increase in our service revenues by Php4,937 million largely from our wireless business and a gain on derivative transactions of Php2,855 million from our fixed line business.

Expenses increased by Php5,419 million, or 8%, to Php71,681 million in the first nine months of 2008 from Php66,262 million in the same period in 2007, largely resulting from increases in foreign exchange losses, repairs and maintenance, selling and promotions expenses and taxes and licenses partly offset by lower net financing costs, compensation and employee benefits, cost of sales, and professional and other contracted services.

Net income attributable to equity holders of PLDT decreased by Php443 million, or 2%, to Php26,179 million in the first nine months of 2008 from Php26,622 million in the same period in 2007. The decrease is mainly attributable to the revaluation of our net foreign currency-denominated liabilities which resulted in foreign exchange losses of Php5,985 million in the first nine months of 2008 compared with a foreign exchange gain of Php1,662 million in the same period in 2007. Consequently, our basic and diluted earnings per common share decreased to Php137.15 and Php137.14 in the first nine months of 2008 from Php139.32 and Php138.89 in the same period in 2007, respectively.

Results of Operations

The table below shows the contribution by each of our business segments to our unaudited revenues and other income, expenses and net income for the nine months ended September 30, 2008 and 2007. Most of our revenues and other income are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT		Inter-segment Transactions	Total
	(in millions)
For the nine months ended September 30, 2008
Revenues and other income	Php71,364		Php41,480		Php7,907		(Php7,716)	Php113,035
Expenses	38,552		32,817		7,955		(7,643)	71,681
Income (loss) before income tax	32,812		8,663		(48)		(73)	41,354
Net income (loss) for the period	21,473		5,388		(46)		(73)	26,742
Net income (loss) attributable to equity holders of PLDT	20,875		5,385		(8)		(73)	26,179

For the nine months ended September 30, 2007(1)
Revenues and other income	68,683		36,951		7,610		(6,824)	106,420
Expenses	34,615		30,795		7,676		(6,824)	66,262
Income (loss) before income tax	34,068		6,156		(66)		–	40,158
Net income for the period	22,947		4,114		7		–	27,068
Net income attributable to equity holders of PLDT	22,465		4,111		46		–	26,622

Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues and other income	Php2,681	4	Php4,529	12	Php297	4	(Php892)	Php6,615	6
Expenses	3,937	11	2,022	7	279	4	(819)	5,419	8
Income (loss) before income tax	(1,256)	(4)	2,507	41	18	27	(73)	1,196	3
Net income (loss) for the period	(1,474)	(6)	1,274	31	(53)	(757)	(73)	(326)	(1)
Net income (loss) attributable to equity holders of PLDT	(1,590)	(7)	1,274	31	(54)	(117)	(73)	(443)	(2)

____________

(1) 2007 has been restated to reflect the change in revenue recognition policy for installation fees where we elected to defer and amortize our installation fees and corresponding costs over the expected average period of the customer relationship of our fixed line subscribers.

Wireless

Total Revenues and Other Income

Our wireless business segment offers cellular services as well as wireless broadband, satellite and other services.

The following table summarizes our unaudited total revenues and other income from our wireless business for the nine months ended September 30, 2008 and 2007 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)

Wireless Services:
Service revenues
Cellular	Php64,461	91	Php61,121	89	Php3,340	5
Wireless broadband, satellite and others	4,340	6	2,938	4	1,402	48
	68,801	97	64,059	93	4,742	7
Non-Service Revenues
Sale of cellular handsets and SIM-packs	1,489	2	1,630	3	(141)	(9)

Interest income	976	1	860	1	116	13
Foreign exchange gains – net	–	–	1,416	2	(1,416)	100
Loss on derivative transactions – net	(158)	–	–	–	(158)	(100)
Others	256	–	718	1	(462)	(64)

Total Wireless Revenues and Other Income	Php71,364	100	Php68,683	100	Php2,681	4

Service Revenues

Our wireless service revenues increased by Php4,742 million, or 7%, to Php68,801 million in the first nine months of 2008 as compared with Php64,059 million in the same period in 2007, mainly as a result of the growth in the cellular and wireless broadband subscriber base. Short messaging service, or SMS, benefited from the larger subscriber base. Voice revenues also increased due to the growth in call volumes partially offset by the unfavorable effect of a lower average Philippine peso to the U.S. dollar exchange rate on our dollar-linked revenues. As a percentage of our total wireless revenues and other income, service revenues contributed 97% in the first nine months of 2008 as compared with 93% in the same period in 2007.

Cellular Service

Our cellular service revenues consist of: (i) revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of content costs and discounts given to dealers and retailers; (ii) monthly service fees from postpaid subscribers, including (a) toll charges for national and international long distance calls; (b) charges for calls and text messages in excess of allocated free local calls and text messages, respectively; and
(c) charges for value-added services, net of related content provider costs; (iii) revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses, fees from reciprocal traffic from international correspondents, and revenues from inbound international roaming services; and (iv) other charges, including those for reconnection and migration.

Our cellular service revenues in the first nine months of 2008 amounted to Php64,461 million, an increase of Php3,340 million, or 5%, from Php61,121 million in the same period in 2007. Cellular service revenues accounted for 94% of our wireless service revenues in the first nine months of 2008 as compared with 95% in the same period in 2007.

Smart markets cellular communications services nationwide under the brand names Smart Buddy, Smart Gold and Smart Infinity. Smart Buddy is a prepaid service while Smart Gold and Smart Infinity are postpaid services, which are all provided through Smart's digital network. Piltel markets its cellular prepaid service under the brand name Talk ‘N Text which is also provided through Smart’s network.

Smart and Piltel have focused on segmenting the market by offering sector-specific, value-driven packages for its prepaid subscribers. These include new varieties of our top-up service which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of minutes or calls of preset duration. Starting out as purely on-network (Smart-to-Smart) packages, Smart’s top-up services now offer text message bundles available to all networks. Smart also continues to offer Smart 258, a registration-based service which offers unlimited on-network (Smart-to-Smart) text messaging in various load denominations with designated expiration periods. In addition, Smart has a roster of 3G services which include video calling, video streaming, high-speed internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.

The following table summarizes the unaudited key measures of our cellular business as at and for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
			Increase
	2008	2007	Amount	%
	(in millions)

Cellular service revenues	Php64,461	Php61,121	Php3,340	5

By service type	62,700	59,517	3,183	5
Prepaid	58,025	55,101	2,924	5
Postpaid	4,675	4,416	259	6

By component	62,700	59,517	3,183	5
Voice	27,302	26,858	444	2
Data	35,398	32,659	2,739	8

Others(1)	1,761	1,604	157	10
____________

(1)      Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.

	As at September 30,
			Increase
	2008	2007	Amount	%

Cellular subscriber base	34,176,370	28,260,095	5,916,275	21
Prepaid	33,810,530	27,921,504	5,889,026	21
Smart	20,521,552	19,576,658	944,894	5
Piltel	13,288,978	8,344,846	4,944,132	59
Postpaid	365,840	338,591	27,249	8

	Nine Months Ended September 30,
			Increase (Decrease)
	2008	2007	Amount	%

Systemwide traffic volumes (in millions)
Calls (in minutes)	4,973	4,690	283	6
Domestic – outbound	2,867	2,806	61	2
International	2,106	1,884	222	12
Inbound	1,940	1,737	203	12
Outbound	166	147	19	13

SMS count	184,515	168,949	15,566	9
Text messages	183,276	167,436	15,840	9
Domestic	183,054	167,242	15,812	9
Bucket-Priced	163,946	147,760	16,186	11
Standard	19,108	19,482	(374)	(2)
International	222	194	28	14
Value-Added Services	1,218	1,480	(262)	(18)
Financial Services	21	33	(12)	(36)

Revenues attributable to our cellular prepaid service amounted to Php58,025 million in the first nine months of 2008, a 5% increase over the Php55,101 million earned in the same period in 2007. Prepaid service revenues in the first nine months of 2008 and 2007 accounted for 93% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php4,675 million in the first nine months of 2008, a 6% increase over the Php4,416 million earned in the same period in 2007, and accounted for 7% of voice and data revenues in the first nine months of 2008 and 2007.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, increased by Php444 million, or 2%, to Php27,302 million in the first nine months of 2008 from Php26,858 million in the same period in 2007 primarily due to the growth in call volumes, partially offset by the unfavorable effect of a lower average Philippine peso to the U.S. dollar exchange rate on our dollar-linked revenues. Cellular voice services accounted for 42% of cellular service revenues in the first nine months of 2008 as compared with 44% in the same period in 2007.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php2,739 million, or 8%, to Php35,398 million in the first nine months of 2008 from Php32,659 million in the same period in 2007. Cellular data services accounted for 55% of cellular service revenues in the first nine months of 2008 as compared with 53% in the same period in 2007.

The following table shows the breakdown of our unaudited cellular data revenues for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
			Increase (Decrease)
	2008	2007	Amount	%
	(in millions)
Text messaging
Domestic	Php32,092	Php29,059	Php3,033	10
Bucket-Priced	20,362	14,038	6,324	45
Standard	11,730	15,021	(3,291)	(22)
International	1,433	1,383	50	4
	33,525	30,442	3,083	10
Value-added services
Standard(1)	1,108	1,428	(320)	(22)
Rich Media(2)	390	254	136	54
Pasa Load	338	472	(134)	(28)
	1,836	2,154	(318)	(15)
Financial services
Smart Money	34	60	(26)	(43)
Mobile Banking	3	3	–	–
	37	63	(26)	(41)

Total	Php35,398	Php32,659	Php2,739	8

__________

(1)   Includes standard services such as info-on-demand, ringtone and logo download, etc.

(2)   Includes Multimedia Messaging System, internet browsing, General Packet Radio Service, or GPRS, etc.

Text messaging-related services contributed revenues of Php33,525 million in the first nine months of 2008, an increase of Php3,083 million, or 10%, compared with Php30,442 million in the same period in 2007, and accounted for 95% and 93% of the total cellular data revenues in the first nine months of 2008 and 2007, respectively. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings which more than offset the decline in our standard texting services. Text messaging revenues from the various bucket plans totaled Php20,362 million in the first nine months of 2008, an increase of Php6,324 million, or 45%, compared with Php14,038 million in the same period in 2007. On the other hand, standard text messaging revenues declined by Php3,291 million, or 22%, to Php11,730 million in the first nine months of 2008 compared with Php15,021 million in the same period in 2007.

Standard text messages totaled 19,108 million in the first nine months of 2008, a decrease of 374 million, or 2%, from 19,482 million in the same period in 2007 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in the first nine months of 2008 totaled 163,946 million, an increase of 16,186 million, or 11%, as compared with 147,760 million in the same period in 2007. The growth in bucket-priced text traffic relative to revenue growth is reflective of a shift from unlimited text packages to low-denominated text packages with a fixed number of SMS, resulting in improved yield per SMS and increased text revenues.

Value-added services, which contributed revenues of Php1,836 million in the first nine months of 2008, decreased by Php318 million, or 15%, from Php2,154 million in the same period in 2007 primarily due to lower usage of standard services and Pasa Load owing to the introduction of low-denomination top-ups, partially offset by higher usage of rich media services in the first nine months of 2008 as compared with the same period in 2007.

Subscriber Base, ARPU and Churn Rates

In the first nine months of 2008, Smart and Piltel cellular subscribers totaled 34,176,370, an increase of 5,916,275, or 21%, over their combined cellular subscriber base of 28,260,095 in the same period in 2007. Our cellular prepaid subscriber base grew by 21% to 33,810,530 in the first nine months of 2008 from 27,921,504 in the same period in 2007, while our postpaid subscriber base increased by 8% to 365,840 in the first nine months of 2008 from 338,591 in the same period in 2007. Prepaid and postpaid subscribers accounted for 99% and 1%, respectively, of our total subscriber base in the first nine months of 2008 and 2007. Prepaid and postpaid subscribers reflected net activations of 4,111,380 and 23,960, respectively, in the first nine months of 2008.

Our net subscriber activations for the nine months ended September 30, 2008 and 2007 were as follows:

	Nine Months Ended September 30,
			Increase (Decrease)
	2008	2007	Amount	%
	(Unaudited)

Prepaid	4,111,380	4,064,683	46,697	1
Smart	524,228	2,694,216	(2,169,988)	(81)
Piltel	3,587,152	1,370,467	2,216,685	162

Postpaid	23,960	20,028	3,932	20

Total	4,135,340	4,084,711	50,629	1

The following table summarizes our cellular ARPUs for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
	Gross		Decrease		Net		Increase (Decrease)
	2008	2007	Amount	%	2008	2007	Amount	%

Prepaid
Smart	Php290	Php314	(Php24)	(8)	Php228	Php257	(Php29)	(11)
Piltel	195	222	(27)	(12)	157	186	(29)	(16)
Prepaid – Blended	255	287	(32)	(11)	202	236	(34)	(14)
Postpaid – Smart	2,075	2,086	(11)	(1)	1,495	1,491	4	–
Prepaid and Postpaid Blended	275	309	(34)	(11)	216	252	(36)	(14)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended gross monthly ARPU in the first nine months of 2008 was Php255, a decrease of 11%, compared with Php287 in the same period in 2007. The average outbound domestic voice, text messaging, value-added services and inbound revenue per subscriber declined in the first nine months of 2008 compared with the same period in 2007. On a net basis, prepaid blended monthly ARPU in the first nine months of 2008 was Php202, a decrease of 14%, compared with Php236 in the same period in 2007.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers decreased by 1% to Php2,075 while net monthly ARPU increased to Php1,495 in the first nine months of 2008 as compared with Php2,086 and Php1,491 in the same period in 2007, respectively. Prepaid and postpaid monthly gross blended ARPU was Php275 in the first nine months of 2008, a decrease of 11%, compared with Php309 in the same period in 2007. Monthly net blended ARPU decreased by 14% to Php216 in the first nine months of 2008 as compared with Php252 in the same period in 2007.

Our quarterly prepaid and postpaid ARPUs for the nine months ended September 30, 2008 and 2007 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net

2008
First Quarter	Php292	Php230	Php207	Php163	Php2,013	Php1,472
Second Quarter	294	232	199	159	2,134	1,510
Third Quarter	285	223	178	148	2,078	1,505

2007
First Quarter	Php323	Php267	Php228	Php187	Php2,045	Php1,483
Second Quarter	324	265	233	198	2,141	1,526
Third Quarter	293	239	206	173	2,073	1,464
Fourth Quarter	307	244	216	177	2,105	1,467

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

We recognize a prepaid cellular subscriber as an active subscriber when that subscriber activates and uses the SIM card in the subscriber’s handset, which contains pre-stored air time. The pre-stored air time, which is equivalent to Php1 plus 50 free SMS for Smart Buddy and 25 free SMS for Talk ‘N Text, can only be used upon purchase or reload of air time of any value. Subscribers can reload their air time by purchasing prepaid “call and text” cards; by purchasing additional air time “over-the-air” via Smart Load, All Text or Smart Connect; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month.

For Smart prepaid, the average monthly churn rate for the first nine months of 2008 and 2007 were 4.6% and 3.1%, respectively, while the average monthly churn rate for Talk ‘N Text subscribers in the first nine months of 2008 and 2007 were 4.7% and 3.5%, respectively.

The average monthly churn rate for Smart's postpaid subscribers was 1.3% for the first nine months of 2008 and 2007. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, rentals received for the lease of Mabuhay Satellite’s transponders, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated from PLDT Global’s subsidiaries. Gross revenues from these services for the first nine months of 2008 amounted to Php4,340 million, an increase of Php1,402 million, or 48%, from Php2,938 million in the same period in 2007 principally due to the growth in our wireless broadband business partially offset by lower satellite transponder rental revenues owing to lower rental charges and number of transponders being leased out, and the peso appreciation in 2007.

SBI offers a number of wireless broadband services and had 472,576 subscribers in the first nine months of 2008 as compared with 259,477 in the same period in 2007. SmartBro, SBI’s fixed wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows people to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home. Wireless broadband revenues contributed Php3,095 million in the first nine months of 2008, increasing by Php1,498 million, or 94%, from Php1,597 million in the same period in 2007.

On November 22, 2007, we introduced SmartBro Plug-It which offers instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. Subscribers to this plan simply have to plug the data modem in order to access the internet with speeds ranging from 384 to 512 kbps. The monthly service fee of Php799 includes 40 hours per month of internet usage. A one-time charge for the modem costs Php1,200. On April 13, 2008, we launched the SmartBro Plug-It Prepaid which offers 30-minute internet access for every Php10 worth of load.

We also offer PLDT WeRoam, a wireless broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE and WiFi technologies). Principally targeted at the corporate market, this service had 15,585 subscribers in the first nine months of 2008 compared with 12,239 subscribers in the same period in 2007 and contributed Php145 million to our data revenues, increasing by Php53 million, or 58%, from Php92 million.

Non-service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems.

Our wireless non-service revenues decreased by Php141 million, or 9%, to Php1,489 million in the first nine months of 2008 as compared with Php1,630 million in the same period in 2007 primarily due to lower average revenue per SIM-pack and a lower quantity of phonekits sold, partly offset by a higher volume of SIM-packs and broadband data modems sold in the first nine months of 2008.

Interest Income

Our wireless interest income increased by Php116 million, or 13%, to Php976 million in the first nine months of 2008 as compared with Php860 million in the same period in 2007 primarily due to a higher average interest rate and higher level of investments in the first nine months of 2008.

Loss on Derivative Transactions – net

Net loss on derivative transactions of Php158 million in the first nine months of 2008 relates to the loss in the mark-to-market valuation of forward contracts and embedded derivatives on service and purchase contracts.

Others

All other income/gains such as rental income, gains on disposal of property are included under this classification. Our wireless business segment generated other income of Php256 million in the first nine months of 2008, a decrease of Php462 million, or 64%, as compared with Php718 million in the same period in 2007 primarily due to a favorable prior period tax adjustment recorded by Smart in 2007.

Expenses

Expenses associated with our wireless business in the first nine months of 2008 amounted to Php38,552 million, an increase of Php3,937 million, or 11%, from Php34,615 million in the same period in 2007. A significant portion of this increase was attributable to foreign exchange losses, repairs and maintenance, rent, taxes and licenses, professional and other contracted services, selling and promotions expenses and depreciation and amortization, partially offset by lower cost of sales and net financing costs. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business accounted for 54% and 50% in the first nine months of 2008 and 2007, respectively.

Cellular business expenses accounted for 93% of our wireless business expenses, while wireless broadband, satellite and other business expenses accounted for the remaining 7% of our wireless business expenses in the first nine months of 2008 compared with 92% and 8%, respectively, in the same period in 2007.

The following table summarizes the breakdown of our unaudited total wireless-related expenses for the nine months ended September 30, 2008 and 2007 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)
Wireless Services:
Depreciation and amortization	Php9,033	23	Php8,907	26	Php126	1
Rent	6,844	18	6,274	18	570	9
Compensation and employee benefits(1)	3,820	10	3,730	11	90	2
Repairs and maintenance	3,255	9	2,635	7	620	24
Cost of sales	3,149	8	3,443	10	(294)	(9)
Selling and promotions	3,067	8	2,836	8	231	8
Foreign exchanges losses – net	1,942	5	–	–	1,942	100
Professional and other contracted services	1,892	5	1,632	5	260	16
Financing costs – net	1,547	4	1,797	5	(250)	(14)
Taxes and licenses	1,424	4	922	3	502	54
Communication, training and travel	801	2	773	2	28	4
Insurance and security services	532	1	564	2	(32)	(6)
Asset impairment	349	1	272	1	77	28
Amortization of intangible assets	99	–	124	–	(25)	(20)
Equity share in net losses of associates	79	–	–	–	79	100
Gain on derivative transactions – net	–	–	(48)	–	48	100
Other expenses	719	2	754	2	(35)	(5)
Total	Php38,552	100	Php34,615	100	Php3,937	11

__________

(1)     Includes salaries and employee benefits, long-term incentive plan, or LTIP, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php126 million, or 1%, to Php9,033 million in the first nine months of 2008 principally due to an increase in our depreciable asset base mainly 3G and broadband networks, and broadband customer-deployed equipment.

Rent expenses increased by Php570 million, or 9%, to Php6,844 million on account of an increase in DFON facilities and transmission circuits leased by Smart from PLDT, as well as higher site and office rental expenses. In the first nine months of 2008, we had 5,256 GSM cell sites and 7,633 base stations, compared with 4,817 GSM cell sites and 7,401 base stations in the same period in 2007.

Compensation and employee benefits expenses increased by Php90 million, or 2%, to Php3,820 million primarily due to higher accrued bonuses and employees’ basic pay increase of Smart partly offset by lower LTIP costs as a result of a price decrease in PLDT shares. Smart and subsidiaries’ employee headcount increased by 272 to 5,566 in the first nine months of 2008 as compared with 5,294 in the same period in 2007. For further discussion on our LTIP, please see Note 23 – Share-based Payments and Employee Benefits to the accompanying unaudited consolidated financial statements.

Repairs and maintenance expenses increased by Php620 million, or 24%, to Php3,255 million mainly due to an increase in network and software repairs and maintenance costs, as well as an increase in electricity consumption and fuel costs for power generation.

Cost of sales decreased by Php294 million, or 9%, to Php3,149 million due to a lower average cost of cellular phonekits and SIM-packs, and a lower quantity of phonekits sold, partly offset by a higher quantity of SIM-packs and broadband data modems sold in the first nine months of 2008.

Selling and promotion expenses increased by Php231 million, or 8%, to Php3,067 million due to higher advertising, promotion and commission expenses, partly offset by decreases in public relations expense and printing cost of prepaid cards with the prevalence of e-Loading.

Net foreign exchange losses amounted to Php1,942 million in the first nine months of 2008 primarily due to a loss on revaluation of net foreign currency-denominated liabilities owing to the depreciation of the Philippine peso.

Professional and other contracted services increased by Php260 million, or 16%, to Php1,892 million primarily due to higher expenses for call center, outsourced, technical and consultancy services. Please see Note 22 – Related Party Transactions to the accompanying unaudited consolidated financial statements for further discussion.

Net financing costs decreased by Php250 million, or 14%, to Php1,547 million on account of lower accretion on financial liabilities, interest on loans and related items, lower financing charges and higher capitalized interest.

Taxes and licenses increased by Php502 million, or 54%, to Php1,424 million primarily due to network expansion, the imposition of new licenses and fees on telecommunications entities, and non-creditable input tax.

Communication, training and travel expenses increased by Php28 million, or 4%, to Php801 million primarily due to higher mailing, communication and fuel expenses incurred in the first nine months of 2008.

Insurance and security services decreased by Php32 million, or 6%, to Php532 million primarily due to lower insurance and bond premiums.

Asset impairment increased by Php77 million, or 28%, to Php349 million mainly due to higher provisions for doubtful accounts and inventory obsolescence in the first nine months of 2008.

Amortization of intangible assets decreased by Php25 million, or 20%, to Php99 million mainly due to intangible assets relating to customer list arising from the acquisition of SBI which was fully amortized by August 2007.

Equity share in net losses of associates amounted to Php79 million in the first nine months of 2008 primarily due to share in net losses in an unconsolidated investee company.

Other expenses decreased by Php35 million, or 5%, to Php719 million primarily due to lower various business and operational-related expenses.

Provision for Income Tax

Provision for income tax increased by Php218 million, or 2%, to Php11,339 million in the first nine months of 2008 from Php11,121 million in the same period in 2007. In the first nine months of 2008, the effective tax rate for our wireless business was 35% as compared with 33% in the same period in 2007 mainly due to higher non-deductible expenses and derecognition of deferred income tax assets by ACeS Philippines in the first nine months of 2008.

Net Income

Our wireless business segment recorded a net income of Php21,473 million in the first nine months of 2008, a decrease of Php1,474 million, or 6%, over Php22,947 million registered in the same period in 2007 on account of an 11% increase in wireless-related expenses and higher provision for income tax, partially offset by a 7% increase in wireless service revenues.

Fixed Line

Total Revenues and Other Income

Revenues and other income generated from our fixed line business in the first nine months of 2008 totaled Php41,480 million, an increase of Php4,529 million, or 12%, from Php36,951 million in the same period in 2007.

The following table summarizes the unaudited revenues and other income of our fixed line business for the nine months ended September 30, 2008 and 2007 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)
Fixed line services:
Service revenues
Local exchange	Php11,876	29	Php12,067	33	(Php191)	(2)
International long distance	5,437	13	6,685	18	(1,248)	(19)
National long distance	4,750	11	4,864	13	(114)	(2)
Data and other network	13,627	33	11,180	30	2,447	22
Miscellaneous	1,017	2	1,046	3	(29)	(3)
	36,707	88	35,842	97	865	2
Non-service revenues
Sale of computers	241	1	119	–	122	103
Gain on derivative transactions – net	3,059	7	–	–	3,059	100
Interest income	322	1	238	1	84	35
Foreign exchange gains – net	–	–	293	1	(293)	(100)
Others	1,151	3	459	1	692	151

Total Fixed Line Revenues and Other Income	Php41,480	100	Php36,951	100	Php4,529	12

Service Revenues

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php865 million, or 2%, to Php36,707 million in the first nine months of 2008 from Php35,842 million in the same period in 2007 primarily due to an increase in our data and other network service as a result of higher revenues contributed by our DSL and Diginet services, partially offset by the decrease in our international long distance, local exchange service, national long distance and miscellaneous services.

Local Exchange Service

Our local exchange service revenues consist of: (i) flat monthly fees for our postpaid and fixed charges for our bundled voice and data services; (ii) amortization of installation charges and other one-time fees associated with the establishment of customer service; (iii) revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and (iv) charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes the unaudited key measures of our local exchange service business as at and for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
			Increase (Decrease)
	2008	2007	Amount	%

Total local exchange service revenues (in millions)	Php11,876	Php12,067	(Php191)	(2)
Number of fixed line subscribers	1,773,091	1,751,468	21,623	1
Postpaid	1,510,739	1,454,678	56,061	4
Prepaid	262,352	296,790	(34,438)	(12)
Number of fixed line employees	7,813	8,057	(244)	(3)
Number of fixed line subscribers per employee	227	217	10	5

Revenues from our local exchange service decreased by Php191 million, or 2%, to Php11,876 million in the first nine months of 2008 from Php12,067 million in the same period in 2007 primarily owing to a decrease in average revenue per user on account of lower fixed charges due to bundling of services, partially offset by an increase in the average number of postpaid billed lines as a result of the launching of PLDT Landline Plus, higher bundled voice and data services and higher service connection charges. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 32% in the first nine months of 2008 as compared with 34% in the same period in 2007.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management strategy. PLDT has consolidated its prepaid fixed line service into Telepwede which is funded by e-Loads (available at Smart or PLDT e-Load retailers). Telepwede subscribers are charged Php115 to receive incoming calls and can reload for as low as Php30 to make outgoing calls. Local call rates are made more affordable at Php2 per call, unlimited.

In March 2007, PLDT launched the PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. The monthly service fee is at Php600 with 600 local minutes free and Php1,000 with 1,000 local minutes free for residential and business subscribers, respectively. In March 2008, we introduced the prepaid counterpart of the PLDT Landline Plus. As at September 30, 2008, there were a total of 132,391 active PLDT Landline Plus subscribers, of which 65,168 and 67,223 were postpaid and prepaid subscribers, respectively.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of (i) inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service; (ii) access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and (iii) outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows our unaudited fixed line international long distance revenues and call volumes for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
			Decrease
	2008	2007	Amount	%

Total international long distance service revenues (in millions)	Php5,437	Php6,685	(Php1,248)	(19)
Inbound	4,392	5,506	(1,114)	(20)
Outbound	1,045	1,179	(134)	(11)

International call volumes (in million minutes, except call ratio)	1,495	1,702	(207)	(12)
Inbound	1,314	1,493	(179)	(12)
Outbound	181	209	(28)	(13)
Inbound-outbound call ratio	7.3:1	7.1:1	–	–

Our total international long distance service revenues decreased by Php1,248 million, or 19%, to Php5,437 million in the first nine months of 2008 from Php6,685 million in the same period in 2007 primarily due to the average appreciation of the Philippine peso, a decrease in average termination rates for inbound calls and a decrease in inbound and outbound call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 15% in the first nine months of 2008 from 19% in the same period in 2007.

Our revenues from inbound international long distance service decreased by Php1,114 million, or 20%, to Php4,392 million from Php5,506 million in the same period in 2007 due to a decline in inbound traffic volume by 179 million minutes to 1,314 million minutes in the first nine months of 2008, as well as the appreciation of the average Philippine peso to the U.S. dollar exchange rate coupled with a decrease in average termination rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue retained by us is lower. The appreciation of the Philippine peso to the U.S. dollar average exchange rates of Php42.60 in the first nine months of 2008 and Php47.53 in the same period in 2007 contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are primarily billed in U.S. dollars.

Our revenues from outbound international long distance service decreased by Php134 million, or 11%, to Php1,045 million in the first nine months of 2008 from Php1,179 million in the same period in 2007 primarily due to a decline in outbound international call volumes, a decrease in average revenue per minute as a result of a lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and Budget Card, and the appreciation of the Philippine peso.

National Long Distance Service

Our national long distance service revenues consist of: (i) per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; (ii) access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and (iii) fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our unaudited national long distance service revenues and call volumes for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
			Decrease
	2008	2007	Amount	%

Total national long distance service revenues (in millions)	Php4,750	Php4,864	(Php114)	(2)
National long distance call volumes (in million minutes)	1,497	1,652	(155)	(9)

Our national long distance service revenues decreased by Php114 million, or 2%, to Php4,750 million in the first nine months of 2008 from Php4,864 million in the same period in 2007 primarily due to a decrease in call volumes. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 13% and 14% in the first nine months of 2008 and 2007, respectively.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table shows information about our unaudited data and other network service revenues for the nine months ended September 30, 2008 and 2007:

	Nine Months Ended September 30,
			Increase (Decrease)
	2008	2007	Amount	%

Data and other network service revenues (in millions)	Php13,627	Php11,180	Php2,447	22
Number of DSL broadband subscribers	388,015	229,534	158,481	69
Number of PLDT Vibe narrowband subscribers	129,872	268,984	(139,112)	(52)

In the first nine months of 2008, our data and other network services posted revenues of Php13,627 million, an increase of Php2,447 million, or 22%, from Php11,180 million in the same period in 2007 primarily due to increases in leased lines, IP-based and packet-based data services, particularly Diginet and DFON rental, and PLDT DSL mitigated by lower PLDT Vibe services. The percentage contribution of this service segment to our fixed line service revenues increased to 37% in the first nine months of 2008 from 31% in the same period in 2007.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line internet access service, on the other hand, is targeted at enterprises and value-added service providers.

DSL contributed revenues of Php3,890 million in the first nine months of 2008, an increase of Php1,126 million, or 41%, from Php2,764 million in the same period in 2007 primarily due to an increase in the number of subscribers, which was partially offset by lower ARPU as a result of launching of lower plans as part of promotions. DSL subscribers increased by 69% to 388,015 in the first nine months of 2008 compared with 229,534 subscribers in the same period in 2007.

PLDT Vibe revenues decreased by Php94 million, or 46%, to Php112 million in the first nine months of 2008 from Php206 million in the same period in 2007 primarily due to lower number of plan subscribers as well as the declining usage of Vibe prepaid. PLDT Vibe subscribers decreased by 52% to 129,872 in the first nine months of 2008 from 268,984 in the same period in 2007. The declining number of Vibe plans and regular monthly users for Vibe prepaid may be attributed to the migration from Vibe dial-up to DSL which is now priced more competitively.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data offerings – Fibernet, Arcstar, other Global Service Providers such as BT-infonet, Orange Business and Verizon; ISDN has been increasingly popular with corporate customers, especially the Primary Rate Interface type, I-Gate, Diginet, BRAINS, IP-VPN and Shops.work, among others – continue to provide us with a stable revenue source.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php349 million, or 7%, to Php5,467 million in the first nine months of 2008 as compared with Php5,118 million in the same period in 2007 mainly due to Smart’s DFON rental of Php4,269 million and Php3,833 million in the first nine months of 2008 and 2007, respectively.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising, facilities management and rental fees. In the first nine months of 2008, these revenues decreased by Php29 million, or 3%, to Php1,017 million from Php1,046 million in the same period in 2007 mainly due to a decline in facilities management fees and rental income owing to lower co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in the first nine months of 2008 and 2007.

Non-service Revenues

Non-service revenues increased by Php122 million, or 103%, to Php241 million in the first nine months of 2008 from Php119 million in the same period in 2007 primarily due to an increase in subscriptions for our DSL service that is bundled with computers and thus resulted in higher computer sales.

Gain on Derivative Transactions – net

We recognized a net gain on derivative transactions of Php3,059 million in the first nine months of 2008, of which Php2,363 million pertain to the gain on mark-to-market valuation of various financial instruments, and Php696 million pertain to the impact of the de-designation of foreign currency swaps and option contracts beginning January 1, 2008. The de-designation exposes our profit and loss accounts to the volatility of the financial instruments’ fair valuation at certain periods. Please see Note 26 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements for further discussion.

Interest Income

Interest income of our fixed line business segment increased by Php84 million, or 35%, to Php322 million in the first nine months of 2008 from Php238 million in the same period in 2007 primarily due to higher average interest rate on money market placements.

Others

All other income/gains such as rental income and gain on disposal of property, which do not fall under service and non-service revenues, are included under this classification. In the first nine months of 2008, our fixed line business segment registered an increase in other income of Php692 million, or 151%, to Php1,151 million from Php459 million in the same period in 2007 largely due to gain on disposal of fixed assets.

Expenses

Expenses related to our fixed line business totaled Php32,817 million in the first nine months of 2008, an increase of Php2,022 million, or 7%, as compared with Php30,795 million in the same period in 2007. The increase was primarily due to higher foreign exchange losses, repairs and maintenance, professional and other contracted services, rent, selling and promotions and other overhead expenses, partially offset by loss on derivative transactions in 2007, lower compensation and employee benefits, net financing costs and depreciation and amortization.

The following table shows the breakdown of our unaudited fixed line-related expenses for the nine months ended September 30, 2008 and 2007 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)
Fixed line services:
Depreciation and amortization	Php9,009	27	Php9,330	30	(Php321)	(3)
Compensation and employee benefits(1)	6,352	19	7,879	26	(1,527)	(19)
Foreign exchange losses – net	4,212	13	–	–	4,212	100
Repairs and maintenance	3,335	10	2,730	9	605	22
Financing costs – net	3,123	10	3,656	12	(533)	(15)
Professional and other contracted services	1,528	5	1,243	4	285	23
Rent	1,484	5	1,205	4	279	23
Selling and promotions	1,053	3	831	3	222	27
Asset impairment	660	2	829	3	(169)	(20)
Taxes and licenses	578	2	728	2	(150)	(21)
Communication, training and travel	448	1	319	1	129	40
Insurance and security services	388	1	330	1	58	18
Cost of sales	141	–	118	–	23	19
Loss on derivative transactions – net	–	–	1,261	4	(1,261)	(100)
Provisions	–	–	28	–	(28)	(100)
Other expenses	506	2	308	1	198	64
Total	Php32,817	100	Php30,795	100	Php2,022	7

__________

(1) Includes salaries and employee benefits, LTIP, pension and MRP costs.

Depreciation and amortization charges decreased by Php321 million, or 3%, to Php9,009 million in the first nine months of 2008 due to a lower depreciable asset base in the first nine months of 2008 compared with the same period in 2007.

Compensation and employee benefits expenses decreased by Php1,527 million, or 19%, to Php6,352 million primarily due to lower LTIP costs as a result of a decrease in PLDT’s share price and a decrease in pension benefits based on lower salary increase assumption from the actuarial valuation. For further discussion on our LTIP, please see Note 23 – Share-based Payments and Employee Benefits to the accompanying unaudited consolidated financial statements.

Net foreign exchange losses amounted to Php4,212 million in the first nine months of 2008 primarily due to the loss on revaluation of net foreign currency-denominated liabilities as a result of the depreciation of the Philippine peso.

Repairs and maintenance expenses increased by Php605 million, or 22%, to Php3,335 million primarily due to higher maintenance costs of IT software and hardware and foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in the first nine months of 2008 as compared with the same period in 2007.

Net financing costs decreased by Php533 million, or 15%, to Php3,123 million largely due to lower interest on loans and related items and amortization of debt issuance cost resulting from lower debt levels.

Professional and other contracted services increased by Php285 million, or 23%, to Php1,528 million primarily due to higher contracted fees for technical and advisory services.

Rent expenses increased by Php279 million, or 23%, to Php1,484 million due to the increase in pole rental charges and international leased circuit charges, partially offset by a decrease in transponder lease.

Selling and promotion expenses increased by Php222 million, or 27%, to Php1,053 million primarily due to higher marketing expenses as a result of more major advertising campaigns launched on the PLDT Landline Plus in the first nine months of 2008 as well as an increase in commission expenses.

Asset impairment decreased by Php169 million, or 20%, to Php660 million mainly due to lower impairment charge on uncollectible receivables as collection have improved in the first nine months of 2008.

Taxes and licenses decreased by Php150 million, or 21%, to Php578 million as a result of higher business-related taxes paid in the first nine months of 2007.

Communication, training and travel expenses increased by Php129 million, or 40%, to Php448 million due to the increase in subscriber-related mailing, courier and delivery charges, partially offset by a net decrease in foreign and local travel, and training expenses.

Insurance and security services increased by Php58 million, or 18%, to Php388 million primarily due to higher security expense, insurance and bond premiums.

Cost of sales increased by Php23 million, or 19%, to Php141 million due to higher computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.

Other expenses increased by Php198 million, or 64%, to Php506 million due to higher various business and operational-related expenses.

Provision for Income Tax

Provision for income tax amounted to Php3,275 million in the first nine months of 2008 as compared with Php2,042 million in the same period in 2007 primarily due to higher taxable income.

Net Income

In the first nine months of 2008, our fixed line business segment contributed a net income of Php5,388 million, an increase of Php1,274 million, or 31%, as compared with Php4,114 million in the same period in 2007 mainly as a result of a gain on derivative transactions of Php3,059 million.

Information and Communications Technology

Total Revenues and Other Income

Our ICT business provides knowledge processing solutions, customer interaction services, internet and online gaming, and data center services.

In the first nine months of 2008, our ICT business generated revenues and other income of Php7,907 million, an increase of Php297 million, or 4%, from Php7,610 million in the same period in 2007. This increase was due to the continued growth of our customer interaction services.

The following table summarizes the unaudited total revenues and other income from our ICT business for the nine months ended September 30, 2008 and 2007 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)

Service Revenues
Knowledge processing solutions	Php3,890	49	Php3,989	52	(Php99)	(2)
Customer interaction services	2,494	31	2,357	31	137	6
Internet and online gaming	698	9	686	9	12	2
Vitroä data center	519	7	384	5	135	35
	7,601	96	7,416	97	185	2
Non-service revenues
Point-Product-Sales	272	3	200	3	72	36
Interest income	16	–	14	–	2	14
Foreign exchange losses – net	–	–	(47)	–	47	100
Equity share in net gains of associates	5	–	–	–	5	100
Loss on derivative transactions – net	(31)	–	–	–	(31)	(100)
Others	44	1	27	–	17	63

Total ICT Revenues and Other Income	Php7,907	100	Php7,610	100	Php297	4

Service Revenues

Service revenues generated by our ICT business segment amounted to Php7,601 million in the first nine months of 2008, an increase of Php185 million, or 2%, as compared with Php7,416 million in the same period in 2007 primarily as a result of the continued growth of our customer interaction services business complemented by an increase in co-location revenues and disaster recovery, partially offset by lower revenues from litigation and healthcare services of knowledge processing solutions in the first nine months of 2008.

Knowledge Processing Solutions

Knowledge processing solution revenues consist of: (i) editorial and content production services to the scholarly scientific, technical and medical (SSTM) journal publishing industry; (ii) digital content conversion services to information organizations; (iii) pre-press project management services to book publishers; (iv) litigation support services which involve conventional coding and electronic discovery support services for corporations, international law firms, corporate counsels and government agencies; (v) conversion services of medical record/data from handwritten or speech format to electronic format and patient scheduling, coding and compliance assistance, consulting and specialized reporting services; and (vi) revenue cycle management services for U.S. medical facilities.

We provide our knowledge processing solutions primarily through the SPi Group. Knowledge processing solutions contributed revenues of Php3,890 million in the first nine months of 2008, a decrease of Php99 million, or 2%, from Php3,989 million in the same period in 2007 primarily as a result of lower service revenues from litigation and healthcare services partially offset by the revenues contributed by Springfield. Knowledge processing solutions accounted for 51% and 54% of total service revenues of our ICT business in the first nine months of 2008 and 2007, respectively.

Customer Interaction Services

Customer interaction service revenues consist of: (i) handling of inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents; (ii) outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and (iii) service income for e-mail handling, web chat, web co-browsing, data entry and knowledge processing solutions based on transaction volume.

We provide our customer interaction services primarily through ePLDT Ventus. Revenues relating to our customer interaction services business increased by Php137 million, or 6%, to Php2,494 million in the first nine months of 2008 from Php2,357 million in the same period in 2007 primarily due to the expansion of our facilities. In total, we own and operate approximately 6,450 seats with 5,370 customer service representatives, or CSRs, in the first nine months of 2008 compared with approximately 5,800 seats with 5,010 CSRs in the same period in 2007. In the first nine months of 2008 and 2007, we have seven customer interaction service sites. Customer interaction service revenues accounted for 33% and 32% of total service revenues of our ICT business in the first nine months of 2008 and 2007, respectively.

Internet and Online Gaming

Internet and online gaming service revenues consist of: (i) revenues derived from actual usage of the internet access network by prepaid subscribers; (ii) monthly service fees from postpaid corporate and consumer subscribers; (iii) one-time fees generated from the reselling of internet-related solutions such as security solutions and domain registration; (iv) franchise and royalty fees for Netopia internet cafés; (v) online gaming revenues from unique subscribers, including one-time sale of gaming cards and electronic pins, and top-up fees upon actual consumption of gaming credits or after expiration of any unused peso value thereof.

Revenues from our internet and online gaming businesses increased by Php12 million, or 2%, to Php698 million in the first nine months of 2008 from Php686 million in the same period in 2007 primarily due to the increase in Infocom’s revenues from customer service outsourcing. Our internet and online gaming business revenues accounted for 9% of total service revenues of our ICT business in the first nine months of 2008 and 2007.

Vitroä Data Center

ePLDT operates an internet data center under the brand name Vitroä which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

Vitroä revenues consist of: (i) monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value-added services; (ii) installation charges or one-time fees associated with the set-up of services and professional services of Vitroä’s certified professionals; and (iii) fees generated from the issuance of digital certificates and revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

In the first nine months of 2008, Vitroä contributed revenues of Php519 million, an increase of Php135 million, or 35%, from Php384 million in the same period in 2007 primarily due to an increase in co-location revenues and server hosting. Vitroä revenues accounted for 7% and 5% of service revenues of our ICT business in the first nine months of 2008 and 2007, respectively.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In the first nine months of 2008, non-service revenues generated by our ICT business increased by Php72 million, or 36%, to Php272 million as compared with Php200 million in the same period in 2007 primarily due to higher revenues from sales of software and hardware licenses.

Interest Income

Interest income for our ICT business segment increased by Php2 million, or 14%, to Php16 million in the first nine months of 2008 from Php14 million in the same period in 2007 primarily due to a higher level of interest rates.

Equity share in net gains of associates

Equity share in net gains of associates amounted to Php5 million in the first nine months of 2008 primarily due to share in net income of unconsolidated investee companies.

Loss on Derivative Transactions – net

Net loss on derivative transactions of Php31 million in the first nine months of 2008 was primarily due to loss in the mark-to-market valuation recognized by our customer interaction service and knowledge processing solutions businesses on forward exchange contracts.

Others

Other income generated from our ICT business increased by Php17 million, or 63%, to Php44 million in the first nine months of 2008 as compared with Php27 million in the same period in 2007 primarily due to the recognition of income on ePLDT’s investment in convertible securities of Stradcom International Holdings, Inc., or SIHI and gain on disposal of fixed assets. Please see Note 13 – Investment in Debt Securities to the accompanying unaudited consolidated financial statements for further discussion of our investment in Stradcom.

Expenses

Expenses associated with our ICT business totaled Php7,955 million in the first nine months of 2008, an increase of Php279 million, or 4%, from Php7,676 million in the same period in 2007 primarily due to increase in compensation and employee benefits, cost of sales, gain on derivative transactions, net financing costs, repairs and maintenance, and communication, training and travel, partially offset by lower professional and other contracted services, net foreign exchange gains, depreciation and amortization, and selling and promotions. As a percentage of our ICT total revenues, expenses related to our ICT business were 101% in the first nine months of 2008 and 2007, respectively.

The following table shows the breakdown of our unaudited ICT-related expenses for the nine months ended September 30, 2008 and 2007 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2008	%	2007	%	Amount	%
	(in millions)

ICT services:
Compensation and employee benefits(1)	Php4,523	57	Php3,984	52	Php539	14
Depreciation and amortization	624	8	715	9	(91)	(13)
Rent	529	7	495	7	34	7
Professional and other contracted services	484	6	938	12	(454)	(48)
Repairs and maintenance	429	5	380	5	49	13
Communication, training and travel	403	5	365	5	38	10
Cost of sales	360	4	184	2	176	96
Amortization of intangible assets	175	2	162	2	13	8
Selling and promotions	167	2	194	3	(27)	(14)
Financing costs – net	129	2	63	1	66	105
Taxes and licenses	71	1	66	1	5	8
Insurance and security services	42	1	34	–	8	24
Asset impairment	4	–	36	–	(32)	(89)
Equity share in net losses of associates	–	–	17	–	(17)	(100)
Gain on derivative transactions – net	–	–	(98)	(1)	98	100
Foreign exchange gains – net	(173)	(2)	–	–	(173)	(100)
Other expenses	188	2	141	2	47	33
Total	Php7,955	100	Php7,676	100	Php279	4

__________

(1) Includes salaries and employee benefits, incentive plan, pension and MRP costs.

Compensation and employee benefits increased by Php539 million, or 14%, to Php4,523 million largely due to the consolidation of Springfield in April 2007 and the expansion of our customer interaction services business. ePLDT and subsidiaries’ employee headcount increased by 666, or 4%, to 16,215 in the first nine months of 2008 as compared with 15,549 in the same period in 2007.

Depreciation and amortization charges decreased by Php91 million, or 13%, to Php624 million primarily due to a decrease in the depreciable asset base of our customer interaction services business partially offset by an increase in asset base brought about by the consolidation of Springfield in April 2007.

Rent expenses increased by Php34 million, or 7%, to Php529 million primarily due to higher office space rentals and leased circuits from other carriers incurred by our customer interaction services business.

Professional and other contracted services decreased by Php454 million, or 48%, to Php484 million primarily due to lower consultancy fees and subcontracted services incurred by the SPi Group related to its knowledge processing solutions.

Repairs and maintenance expenses increased by Php49 million, or 13%, to Php429 million primarily due to higher maintenance costs for new customer interaction service facilities.

Communication, training and travel expenses increased by Php38 million, or 10%, to Php403 million primarily due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in local and foreign travel costs incurred by our customer interaction service and knowledge processing solution businesses.

Cost of sales increased by Php176 million, or 96%, to Php360 million primarily due to higher sales of software licenses and hardware products.

Amortization of intangible assets increased by Php13 million, or 8%, to Php175 million in relation to the acquisition of Springfield by SPi in April 2007. Please see Note 11 – Goodwill and Intangible Assets to the accompanying unaudited consolidated financial statements for further discussion.

Selling and promotion expenses decreased by Php27 million, or 14%, to Php167 million mainly due to the SPi Group’s lower advertising and marketing spending.

Net financing costs increased by Php66 million, or 105%, to Php129 million in the first nine months of 2008 primarily due to a higher accretion on financial liabilities particularly the contingent consideration in relation to the Springfield acquisition in 2007 and a higher interest on loans and related items.

Taxes and licenses increased by Php5 million, or 8%, to Php71 million primarily due to higher business-related taxes.

Insurance and security services increased by Php8 million, or 24%, to Php42 million primarily due to higher premium costs and an increase in the value of assets insured.

Equity share in net losses of associates amounted to Php17 million in the first nine months of 2007 primarily due to share in net losses in an unconsolidated investee company.

Net foreign exchange gains of Php173 million in the first nine months of 2008 was primarily due to the gain on revaluation of net foreign currency-denominated assets due to the depreciation of the Philippine peso in the first nine months of 2008.

Other expenses increased by Php47 million, or 33%, to Php188 million mainly due to higher business-related costs, such as office supplies.

Benefit from Income Tax

Benefit from income tax decreased by Php71 million, or 97%, to Php2 million in the first nine months of 2008 primarily due to the corresponding deferred tax effect of the amortization of intangible assets.

Net Loss

In the first nine months of 2008, our ICT business segment registered a net loss of Php46 million as against a net income of Php7 million in the same period in 2007 mainly as a result of the 4% increase in ICT-related expenses which more than offset the 2% increase in ICT service revenues in the first nine months of 2008, and lower benefit from income tax in the first nine months of 2008 as compared with the same period in 2007.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2008 and 2007 as well as our consolidated capitalization and other selected financial data as at September 30, 2008 and December 31, 2007:

	Nine Months Ended September 30,
	2008	2007
(in millions)	(Unaudited)
Cash Flows
Net cash provided by operating activities	Php60,076	Php56,276
Net cash used in investing activities	6,991	19,557
Capital expenditures	16,841	14,529
Net cash used in financing activities	48,514	44,757
Net increase (decrease) in cash and cash equivalents	5,103	(8,399)

	September 30,	December 31,
	2008	2007
(in millions)	(Unaudited)	(Audited)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php52,835	Php53,372
Obligations under capital lease	3	15
	52,838	53,387

Current portion of interest-bearing financial liabilities:
Notes payable	594	493
Long-term debt maturing within one year	14,681	6,775
Obligations under capital lease maturing within one year	70	481
Preferred stock subject to mandatory redemption	9	1,015
	15,354	8,764
Total interest-bearing financial liabilities	68,192	62,151
Total equity	99,359	112,511
	Php167,551	Php174,662

Other Financial Data
Total assets	Php237,461	Php240,158
Property, plant and equipment - net	158,210	159,414
Cash and cash equivalents	22,550	17,447
Short-term investments	4,657	13,415

As at September 30, 2008, our consolidated cash and cash equivalents and short-term investments totaled Php27,207 million. Principal sources of consolidated cash and cash equivalents in the first nine months of 2008 were cash flows from operating activities amounting to Php60,076 million and drawings from PLDT’s, Smart’s and ePLDT’s debt facilities aggregating Php8,978 million. These funds were used principally for capital outlays of Php16,841 million, total debt principal payments of Php9,703 million, interest payments of Php3,947 million, dividend payments of Php37,044 million and share buyback of Php4,493 million.

Operating Activities

Our consolidated net cash flows from operating activities increased by Php3,800 million, or 7%, to Php60,076 million in the first nine months of 2008 from Php56,276 million in the same period in 2007. A large portion of our consolidated cash flow is generated by our wireless service business, which accounted for 61% and 60% of our total service revenues in the first nine months of 2008 and 2007. Service revenues from our fixed line and information and communications technology accounted for 32% and 7%, respectively, of our total service revenues in the first nine months of 2008, and 33% and 7%, respectively, in the same period in 2007.

Cash flows from operating activities of our wireless business amounted to Php32,754 million in the first nine months of 2008, a decrease of Php1,753 million, or 5%, compared with Php34,507 million in the same period in 2007. The decrease in our wireless business segment’s cash flows from operating activities was a result of higher income tax paid partially mitigated by a lower settlement of various payables in the first nine months of 2008. Likewise, cash flows from operating activities of our ICT business decreased by Php1,017 million, or 47%, to Php1,156 million in the first nine months of 2008 compared with Php2,173 million in the same period in 2007 mainly due to higher settlement of various liabilities. Conversely, cash flows from operating activities of our fixed line business increased by Php6,602 million, or 34%, to Php26,199 million in the first nine months of 2008 compared with Php19,597 million in the same period in 2007. This increase was primarily due to lower settlement of various liabilities and increase in advance payments received from various leased lines in the first nine months of 2008. The overall increase in our cash flows from operating activities was primarily due to lower level of settlement of various current liabilities, partially offset by higher income taxes paid in the first nine months of 2008. We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to satisfy our current liabilities as our current ratio is less than 1:1 as at September 30, 2008.

Following the repayment by Smart by April 2006 of all its loan facilities that contained restrictive covenants, Smart is no longer required to seek consent from its lenders to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate. In the first nine months of 2008 and 2007, dividend payments received by PLDT from Smart amounted to Php24,200 million and Php26,927 million, respectively.

Investing Activities

Net cash used in investing activities amounted to Php6,991 million in the first nine months of 2008, a decrease of Php12,566 million, or 64%, from Php19,557 million in the same period in 2007 . The decrease resulted from a combination of: (1) higher proceeds from the maturity of short-term investments of Php12,682 million; (2) redemption of SIHI’s preferred shares of Php2,498 million;
(3) lower investment acquisition by Php1,890 million; (4) higher proceeds from disposal of property, plant and equipment of Php344 million; (5) higher investment in debt securities of Php2,866 million; and (6) the increase in capital expenditures of Php2,312 million in the first nine months of 2008.

Our consolidated capital expenditures in the first nine months of 2008 totaled Php16,841 million, an increase of Php2,312 million, or 16%, from Php14,529 million in the same period in 2007 primarily due to an increase in Smart’s capital spending. Smart's capital spending of Php11,524 million in the first nine months of 2008 was used primarily to further upgrade its core, access and transmission network facilities and expand its wireless broadband facilities. PLDT's capital spending of Php4,616 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php532 million was primarily used to fund its continued customer interaction services expansion. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, we used net cash of Php48,514 million in the first nine months of 2008 for financing activities, net of loan drawings by Smart and PLDT, an increase of Php3,757 million, or 8%, compared with Php44,757 million in the same period in 2007. The net cash used in financing activities was mainly utilized for dividend payments distributed to PLDT common and preferred stockholders, buyback of PLDT’s common stock, debt repayments and interest payments.

Debt Financing

Additions to our consolidated debt in the first nine months of 2008 and 2007 totaled Php8,978 million and Php5,789 million, respectively, mainly from Smart's and PLDT’s drawings related to the financing of our network expansion projects and capital expenditure requirements, respectively. Payments in respect of principal and interest of our total debt amounted to Php9,703 million and Php3,947 million, respectively, in the first nine months of 2008 and Php16,294 million and Php4,423 million, respectively, in the first nine months of 2007.

Our long-term debt increased by Php7,369 million, or 12%, to Php67,516 million in the first nine months of 2008, largely due to drawings from our term loan facilities and the depreciation of the Philippine peso in the first nine months of 2008 as compared with the peso appreciation in the same period in 2007 resulting to higher peso equivalents of our foreign currency-denominated debts, partially offset by debt amortizations and prepayments. The debt levels of PLDT and Smart increased by 17% and 7% to Php39,796 million and Php26,734 million, respectively, while the debt level of Mabuhay decreased by 17% to Php956 million in the first nine months of 2008 as compared with the levels as at December 31, 2007.

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. The facility was drawn on March 27 and April 10, 2008 for US$50 million each. The outstanding balance of this loan as at September 30, 2008 amounted to US$90 million, or Php4,254 million, which is payable over five years in 10 equal semi-annual installments with final repayment due on March 27, 2013.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at September 30, 2008 amounted to US$50 million, or Php2,363 million, which is payable in equal quarterly installments starting July 21, 2009 with final repayment due on July 21, 2013.

Approximately Php27,116 million principal amount of our consolidated outstanding long-term debt as at September 30, 2008 is scheduled to mature over the period from 2008 to 2011. Of this amount, Php14,648 million is attributable to PLDT, Php11,482 million to Smart and the remainder to Mabuhay Satellite and ePLDT.

For a complete discussion of our long-term debt, see Note 18 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

Please see Note 18 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

As a result of our strong cash flows and lower debt levels, we increased our regular dividend payout ratio to 70% earnings per share starting 2007 from 60% of 2006 earnings per share.

With respect to our 2007 earnings, in addition to the Php60 per share dividend declared on August 7, 2007, we declared on March 4, 2008 a regular cash dividend of Php68 per share and a special cash dividend of Php56 per share, in the aggregate representing close to a 100% payout of our 2007 earnings per share. On August 5, 2008, we declared an interim cash dividend of Php70 per share and paid on September 22, 2008.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or Standard & Poor’s	Foreign Currency Rating	BB+	Stable

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Ba2	Positive
	Local Currency Corporate Family Rating	Baa2	Positive

Fitch Ratings, or Fitch	Long-term Foreign Currency Rating	BB+	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB	Stable
	National Long-term Rating	AAA(ph1)	Stable

On October 7, 2008, Fitch affirmed our long-term foreign and local currency issuer default ratings at “BB+” and “BBB”, respectively. Also, our national long-term rating has been affirmed at “AAA(ph1)”, as well as our global bonds and senior notes at “BB+”. The outlook is stable. The ratings reflect our preeminent position in the Philippine telecommunications industry, with diversified and integrated operations in fixed line, cellular, wired and wireless broadband services, internet services, as well as our notable presence in the call center and business process outsourcing industry. The stable outlook recognizes our ability to sustain our leading market position and maintain our strong financial profile, despite increasing shareholder distributions.

On March 19, 2008, Moody’s affirmed our local currency rating and changed its outlook from stable to positive at the same time affirming our foreign currency bond Ba2 rating with a positive outlook. The rating action reflects our ability to achieve ongoing revenue growth and fund high levels of capital expenditures internally, as well as the ability to increase dividend payments to our shareholders. On January 28, 2008, Moody’s affirmed our foreign currency senior unsecured debt rating from stable to positive following the change in the outlook of the Philippines Ba3 country ceiling for foreign currency bonds to positive from stable.

Off-Balance Sheet Arrangement

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

PLDT raised Php7 million and Php74 million from the exercise by certain officers and executives of stock options in the first nine months of 2008 and 2007, respectively. In addition, through our subscriber investment plan which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php1 million in the first nine months of 2008 from this source.

As part of our goal to maximize returns to our shareholders, we obtained on January 29, 2008 an approval from our board of directors to conduct a share buyback program for up to two million PLDT common shares. On August 5, 2008, our board of directors also approved a second share buyback program of up to another 2 million shares representing approximately 1.1% of PLDT’s total outstanding common shares. As at September 30, 2008, we have acquired and paid a total of 1,773,580 shares of common stock at a weighted average price of Php2,533 for a total amount of Php4,493 million. Please refer to Note 17 – Equity to the accompanying unaudited consolidated financial statements for further details.

Cash dividend payments in the first nine months of 2008 amounted to Php37,044 million compared with Php28,394 million paid to common and preferred shareholders in the same period in 2007. In the first nine months of 2008, there were 187.7 million PLDT common shares outstanding compared with 188.6 million in the same period in 2007.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our contractual obligations, see Note 24 – Contractual Obligations and Commercial Commitments to the accompanying unaudited consolidated financial statements.

Commercial Commitments

As at September 30, 2008, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,289 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 24 – Contractual Obligations and Commercial Commitments and Note 26 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In 2008, the inflation rate has increased; we expect this trend to have an impact on our operations moving forward. The average inflation rate in the Philippines in the first nine months of 2008 was 9.2% compared with 2.6% in the same period in 2007.

PART II – OTHER INFORMATION

PLDT, Mabuhay, ProtoStar Ltd. (ProtoStar), and ProtoStar III Ltd. (ProtoStar III), sign several cooperation agreements

On September 16, 2008, PLDT, its subsidiary Mabuhay, ProtoStar, a Bermuda-based company and its wholly-owned Bermuda subsidiary ProtoStar III, signed several agreements covering multiple areas of cooperation.

Key aspects of the agreements include: (a) an exchange of certain Mabuhay assets for an equity position in ProtoStar; (b) expanded use of Mabuhay’s Subic Space Center for the operation and control of satellites; (c) an option for PLDT to make further investments in ProtoStar; and (d) an agreement for PLDT to lease C-band transponder capacity on the recently launched ProtoStar I satellite owned and operated by ProtoStar I Ltd., also a wholly-owned Bermuda subsidiary of ProtoStar.

ProtoStar plans to launch several more satellites in the coming years, with a ProtoStar II satellite due to be launched in the spring of 2009. It aims to operate high-power geostationary satellites optimized for direct-to-home satellite television, broadband internet and GSM backhaul services, wherein the availability of significant satellite capacity which will further add to the robustness of our network.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 22 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of unaudited consolidated receivables as at September 30, 2008:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days

	(In Millions)

Corporate subscribers	Php9,218	Php1,972	Php1,214	Php603	Php5,429
Retails subscribers	8,472	2,263	1,078	303	4,828
Foreign administrations	4,533	1,588	1,176	634	1,135
Domestic carriers	1,017	100	85	84	748
Dealers, agents and others	4,324	3,497	12	3	812
Total	Php27,564	Php9,420	Php3,565	Php1,627	Php12,952

Less: Allowance for doubtful accounts ...	12,728

Total Receivables - net	Php14,836

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the third quarter of 2008 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Signature and Title:

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno
President and Chief Executive Officer

Signature and Title:

/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President and Treasurer
(Principal Financial Officer)

Signature and Title:

/s/ June Cheryl A. Cabal-Furigay
June Cheryl A. Cabal-Furigay
First Vice President and Controller
(Principal Accounting Officer)

Date: November 4, 2008

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2008 (UNAUDITED) AND DECEMBER 31, 2007 (AUDITED)

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in million pesos, except par value, per share amounts and number of shares)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property, plant and equipment - net (Notes 2, 3, 5, 8, 18 and 26)	158,210	159,414
Investments in associates and joint ventures (Notes 2, 9, 18 and 26)	1,284	1,351
Investments-available-for-sale (Notes 2 and 26)	144	143
Investment in debt securities (Notes 2 and 26)	638	273
Investment properties (Notes 2, 3, 10 and 26)	558	577
Goodwill and intangible assets - net (Notes 2, 3, 5, 11 and 26)	13,050	11,721
Deferred income tax assets (Notes 2, 3, 4, 6 and 26)	10,220	13,757
Derivative financial assets (Notes 2 and 26)	–	59
Prepayments - net of current portion (Notes 16 and 26)	2,983	2,281
Advances and refundable deposits - net of current portion (Notes 2 and 26)	1,002	1,030
Total Noncurrent Assets	188,089	190,606
Current Assets
Cash and cash equivalents (Notes 2, 12 and 26)	22,550	17,447
Short-term investments (Notes 2 and 26)	4,657	13,415
Investment in debt securities (Notes 2, 13 and 26)	1,503	1,115
Trade and other receivables - net (Notes 2, 3, 14, 22 and 26)	14,836	12,645
Inventories and supplies (Notes 2, 15 and 26)	2,340	1,167
Derivative financial assets (Notes 2 and 26)	68	897
Current portion of prepayments (Notes 16 and 26)	3,113	2,368
Current portion of advances and refundable deposits (Notes 2 and 26)	305	498
Total Current Assets	49,372	49,552
TOTAL ASSETS	237,461	240,158

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of PLDT
Preferred stock, Php10 par value, authorized - 822,500,000 shares; issued and outstanding - 441,622,702 shares as at September 30, 2008 and 441,650,297 shares as at December 31, 2007 (Notes 2, 7 and 17)	4,416	4,417
Common stock, Php5 par value, authorized - 234,000,000 shares; issued - 189,455,232 shares and outstanding - 187,681,652 shares as at September 30, 2008 and issued and outstanding - 188,740,519 shares as at December 31, 2007 (Notes 2, 7 and 17)	947	943
Treasury stock - 1,773,580 shares as at September 30, 2008 (Note 17)	(4,493)	–
Stock options issued (Note 23)	6	9
Equity portion of convertible preferred stock (Note 18)	–	6
Capital in excess of par value	68,336	67,057
Retained earnings (Note 7)	28,801	39,576
Cumulative translation adjustments	(278)	(895)
Total Equity Attributable to Equity Holders of PLDT	97,735	111,113
Minority interests	1,624	1,398
Total Equity	99,359	112,511

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(in million pesos, except par value, per share amounts and number of shares)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 18, 24 and 26)	52,838	53,387
Deferred income tax liabilities (Notes 2, 3, 4, 6 and 26)	1,089	2,155
Derivative financial liabilities (Notes 2, 24 and 26)	3,384	7,741
Pension and other employee benefits (Notes 2, 3, 23 and 26)	4,283	4,540
Customers’ deposits (Notes 24 and 26)	2,249	2,201
Deferred credits and other noncurrent liabilities (Notes 2, 3, 8, 11, 14, 19 and 26)	9,386	9,632
Total Noncurrent Liabilities	73,229	79,656
Current Liabilities
Accounts payable (Notes 2, 20, 22, 25 and 26)	15,784	12,253
Accrued expenses and other current liabilities (Notes 2, 3, 11, 18, 21, 22, 23, 24, 25 and 26)	26,509	21,674
Derivative financial liabilities (Notes 2, 24 and 26)	826	242
Provisions for assessments (Notes 2, 22, 24, 25 and 26)	658	1,112
Current portion of interest-bearing financial liabilities (Notes 2, 8, 18, 24 and 26)	15,354	8,764
Dividends payable (Notes 2, 7, 18, 24 and 26)	1,379	1,071
Income tax payable (Notes 2, 6 and 26)	4,363	2,875
Total Current Liabilities	64,873	47,991
TOTAL EQUITY AND LIABILITIES	237,461	240,158

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in million pesos, except earnings per common share amounts)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2008	2007	2008	2007
	(Unaudited)
REVENUES AND OTHER INCOME
Service revenues (Notes 2, 3 and 4)	105,585	100,648	35,238	33,508
Gains (losses) on derivative transactions – net (Notes 2, 4 and 26)	2,855	–	(1,147)	–
Non-service revenues (Notes 2, 3, 4 and 5)	1,915	1,860	661	543
Interest income (Notes 2 and 4)	1,314	1,112	426	466
Equity share in net gains of associates	5	–	2	–
Foreign exchange gains – net (Notes 2, 4 and 26)	–	1,662	–	668
Others (Notes 2, 3 and 4)	1,361	1,138	240	685
	113,035	106,420	35,420	35,870
EXPENSES
Depreciation and amortization (Notes 3, 4 and 8)	18,666	18,952	5,944	6,076
Compensation and employee benefits (Notes 3, 5 and 23)	14,744	15,589	5,372	5,736
Repairs and maintenance (Note 22)	6,482	5,299	2,425	1,857
Foreign exchange losses – net	5,985	–	2,429	–
Financing costs – net (Notes 2, 5, 8, 18 and 26)	4,799	5,516	1,577	1,527
Selling and promotions	4,285	3,855	1,219	1,357
Cost of sales (Notes 5, 22 and 24)	3,650	3,745	1,343	1,111
Professional and other contracted services (Notes 5 and 22)	3,374	3,468	1,027	1,143
Rent (Note 24)	2,496	2,168	840	757
Taxes and licenses (Note 25)	2,070	1,715	471	427
Communication, training and travel	1,465	1,307	485	421
Asset impairment (Notes 3, 5, 8, 9 and 11)	1,013	1,137	294	404
Insurance and security services (Note 22)	908	872	274	286
Amortization of intangible assets (Notes 3 and 11)	274	286	94	105
Equity share in net losses of associates	79	17	33	9
Loss on derivative transactions – net	–	1,115	–	286
Provisions (Notes 3, 4, 14, 15, 22, 24 and 25)	–	28	(13)	9
Other expenses (Note 22)	1,391	1,193	321	310
	71,681	66,262	24,135	21,821
INCOME BEFORE INCOME TAX	41,354	40,158	11,285	14,049
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 6)	14,612	13,090	4,175	4,333
NET INCOME FOR THE PERIOD	26,742	27,068	7,110	9,716
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 7)	26,179	26,622	6,909	9,543
Minority interests	563	446	201	173
	26,742	27,068	7,110	9,716
Earnings Per Common Share (Note 7)
Basic	137.15	139.32	34.86	48.78
Diluted	137.14	138.89	34.86	48.70

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interests	Total Equity
Balances at January 1, 2007
As previously reported	4,424	942	–	40	9	66,574	32,784	(1,796)	102,977	1,546	104,523
Effect of change in revenue recognition policy for installation fees (Note 2)	–	–	–	–	–	–	(456)	–	(456)	–	(456)
As restated – Note 2	4,424	942	–	40	9	66,574	32,328	(1,796)	102,521	1,546	104,067
Changes in equity:
Net income for the period
As previously reported	–	–	–	–	–	–	26,506	–	26,506	446	26,952
Effect of change in revenue recognition policy for installation fees (Note 2)	–	–	–	–	–	–	116	–	116	–	116
As restated – Note 2	–	–	–	–	–	–	26,622	–	26,622	446	27,068
Deferred income tax effects on cash flow hedges	–	–	–	–	–	–	–	(633)	(633)	–	(633)
Foreign currency translation differences	–	–	–	–	–	–	–	(935)	(935)	(44)	(979)
Net gains on available-for-sale financial investments	–	–	–	–	–	–	–	31	31	–	31
Net losses on cash flow hedges removed from cumulative translation adjustments taken to income	–	–	–	–	–	–	–	2,570	2,570	–	2,570
Net losses on cash flow hedges	–	–	–	–	–	–	–	(460)	(460)	–	(460)
Total income and expense for the period recognized directly in equity	–	–	–	–	–	–	–	573	573	(44)	529
Total income and expense for the period	–	–	–	–	–	–	26,622	573	27,195	402	27,597
Cash dividends (Note 7)	–	–	–	–	–	–	(28,676)	–	(28,676)	(12)	(28,688)
Issuance of capital stock - net of conversion (Note 17)	(6)	1	–	–	–	321	–	–	316	–	316
Exercised option shares	–	1	–	(30)	–	103	–	–	74	–	74
Minority interest	–	–	–	–	–	–	–	–	–	(14)	(14)
Balances at September 30, 2007 (Unaudited)	4,418	944	–	10	9	66,998	30,274	(1,223)	101,430	1,922	103,352

Balances at January 1, 2008	4,417	943	–	9	6	67,057	39,576	(895)	111,113	1,398	112,511
Changes in equity:
Net income for the period	–	–	–	–	–	–	26,179	–	26,179	563	26,742
Deferred income tax effects on cash flow hedges	–	–	–	–	–	–	–	603	603	–	603
Foreign currency translation differences	–	–	–	–	–	–	–	1,819	1,819	61	1,880
Net gains on available-for-sale financial investments	–	–	–	–	–	–	–	1	1	–	1
Net gains on cash flow hedges removed from cumulative translation adjustments taken to income	–	–	–	–	–	–	–	(697)	(697)	–	(697)
Net losses on cash flow hedges	–	–	–	–	–	–	–	(1,109)	(1,109)	–	(1,109)
Total income and expense for the period recognized directly in equity	–	–	–	–	–	–	–	617	617	61	678
Total income and expense for the period	–	–	–	–	–	–	26,179	617	26,796	624	27,420
Cash dividends (Note 7)	–	–	–	–	–	–	(36,954)	–	(36,954)	(398)	(37,352)
Issuance of capital stock - net of conversion (Note 17)	(1)	4	–	–	(6)	1,269	–	–	1,266	–	1,266
Exercised option shares	–	–	–	(3)	–	10	–	–	7	–	7
Treasury stock	–	–	(4,493)	–	–	–	–	–	(4,493)	–	(4,493)
Balances at September 30, 2008 (Unaudited)	4,416	947	(4,493)	6	–	68,336	28,801	(278)	97,735	1,624	99,359

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million pesos)

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	41,354	40,158
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 8)	18,666	18,952
Foreign exchange losses (gains) – net (Notes 18 and 26)	5,985	(1,662)
Interest on loans and related items – net (Note 5)	4,034	4,630
Asset impairment (Notes 3, 5, 14, 15 and 26)	1,013	1,137
Accretion on financial liabilities – net (Notes 5 and 26)	718	834
Pension (Notes 3, 5 and 23)	547	1,180
Amortization of intangible assets (Note 11)	274	286
Equity share in net losses of associates (Note 4)	75	17
Incentive plans (Notes 3, 5 and 23)	59	1,100
Dividends on preferred stock subject to mandatory redemption (Note 5)	4	14
Gain on disposal of fixed assets (Note 8)	(566)	(219)
Interest income (Note 4)	(1,314)	(1,112)
Losses (gains) on derivative transactions – net (Notes 4 and 26)	(2,855)	1,115
Others	(317)	22
Operating income before changes in assets and liabilities	67,677	66,452
Decrease (increase) in:
Trade and other receivables	(1,584)	(1,637)
Inventories and supplies	(910)	(376)
Prepayments	(1,251)	1,165
Advances and refundable deposits	175	(35)
Increase (decrease) in:
Accounts payable	2,823	3,586
Accrued expenses and other current liabilities	3,376	1,888
Unearned revenues	999	(154)
Pension and other employee benefits	(909)	(6,384)
Customers’ deposits	32	14
Other noncurrent liabilities	14	(204)
Net cash generated from operations	70,442	64,315
Income taxes paid	(10,366)	(8,039)
Net cash provided by operating activities	60,076	56,276
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturity of short-term investments	27,698	9
Proceeds from redemption of investment in debt securities	2,498	–
Interest received	1,211	901
Proceeds from disposal of property, plant and equipment (Note 8)	877	533
Proceeds from disposal of investment properties	9	3
Payments for acquisition of intangibles	(59)	–
Increase in advances and refundable deposits	(288)	(366)
Payments for purchase of investments – net of cash acquired	(397)	(1,686)
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(526)	(399)
Payments for purchase of investment in debt securities	(3,130)	(264)
Additions to property, plant and equipment (Note 8)	(16,315)	(14,130)
Additions to short-term investments	(18,569)	(3,562)
Proceeds from disposal of investments-held-for-sale	–	5
Payments for purchase of investments in associates	–	(601)
Net cash used in investing activities	(6,991)	(19,557)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in million pesos)

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (Note 18)	8,516	5,429
Additional capital expenditures under long-term financing	4,095	6,317
Proceeds from notes payable	462	360
Proceeds from issuance of capital stock	8	74
Payments of debt issuance costs	(2)	(14)
Payments of notes payable	(439)	(87)
Payments of obligations under finance lease	(449)	(146)
Settlements of derivative financial instruments	(1,584)	(1,824)
Interest paid - net of capitalized portion	(3,947)	(4,423)
Reduction in capital expenditures under long-term financing	(4,373)	(5,828)
Payments for redemption of shares	(4,493)	(14)
Payments of long-term debt (Note 18)	(9,264)	(16,207)
Cash dividends paid	(37,044)	(28,394)
Net cash used in financing activities	(48,514)	(44,757)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	532	(361)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,103	(8,399)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	17,447	16,870
CASH AND CASH EQUIVALENTS AT END OF PERIOD	22,550	8,471

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.         Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 14% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or NTT DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DoCoMo has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned 20.99% of the outstanding shares of PLDT’s common stock as at September 30, 2008. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an additional interest of approximately 46% in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This additional investment in PTIC represents an attributable interest of approximately 6.4% of the then issued common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 28% of PLDT’s shares of common stock as at that date. First Pacific Group had beneficial ownership of approximately 26.34% in PLDT’s outstanding common stock as at September 30, 2008.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at September 30, 2008, there were a total of over 44 million ADSs outstanding.

Until early 2007, the ADSs were also listed on the NYSE Arca. PLDT voluntarily delisted its ADSs from the NYSE Arca, effective February 12, 2007, after determining that doing so is in the best interest of PLDT and its stockholders.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.         Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited consolidated financial statements have been prepared under the historical cost basis except for the derivative financial instruments, available-for-sale financial investments and investment properties that have been measured at fair values.

Our unaudited consolidated financial statements include, in our opinion, adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency and all values are rounded to the nearest million except when otherwise indicated.

Basis of Unaudited Consolidated Financial Statements Preparation

Our unaudited consolidated financial statements include the financial statements of PLDT (the “Parent Company”) and those of the following subsidiaries (collectively, the “PLDT Group”).

	Place of Incorporation		Percentage of Ownership
Name of Subsidiary		Principal Activity	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI	Philippines	Internet broadband distribution	–	100.0
SmartConnect Holdings Pte. Ltd., or SCH	Singapore	Investment company	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Customer interaction services	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and GSM enabled global telecommunications	–	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	–	100.0
Smarthub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0
Ph Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0
Francom Holdings, Inc., or FHI	Philippines	Investment company	–	100.0
Connectiviy Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular mobile services	–	92.1
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	100.0
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–
Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer interaction services and IT-related services	100.0	–
SPi Technologies, Inc., or SPi, and subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Customer interaction services	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Customer interaction services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Customer interaction services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6
Digital Paradise Thailand	Thailand	Internet access services	–	87.5
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0

Subsidiaries are fully consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by us and are presented separately in the unaudited consolidated statements of income and within equity in the unaudited consolidated balance sheets, separately from equity attributable to equity holders of PLDT. Acquisition of minority interests is accounted for using the parent entity extension method, whereby, the difference between the consideration and the net book value of the share of the net assets acquired is recognized in goodwill.

Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames and Infocom not held by the PLDT Group.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the unaudited consolidated statement of income.

Acquisition of CURE

The acquisition follows Smart’s previously announced plan to provide expanded and enhanced 3G services nationwide, including higher speed wireless broadband services. CURE is envisioned to provide Smart with a platform to offer and provide differentiated 3G services for niche markets.

Statement of Compliance

Our unaudited consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Changes in Accounting Policies

Our accounting policies adopted are consistent with those of the previous financial period except for policy on revenue recognition on installation fees as discussed below and the adoption of the new and amended Philippine Accounting Standards, or PAS, PFRS and Philippine Interpretations that became effective in 2008.

Voluntary Change in Revenue Recognition Policy for Installation Fees

In 2007, we changed our revenue recognition policy for installation fees and have elected to defer and amortize our installation fees and its corresponding costs over the expected average periods of the customer relationship of our subscribers. Prior to 2007, we recognized installation fees and its corresponding cost outright. Our change in revenue recognition policy was made to better reflect the expected utility of installation fees over the terms of customer relationship.

We accounted for the change in accounting policy retroactively and accordingly restated our comparative unaudited consolidated financial statements to conform to the said change. The after tax effect of the change was an increase in our unaudited consolidated net income of Php115 million for the nine months ended September 30, 2007, and decrease in the retained earnings beginning of Php456 million as at September 30, 2007. Basic earnings per common share increased by Php0.61 for the nine months ended September 30, 2007.

Our consolidated unearned revenues related to the unamortized installation fees amounted to Php456 million and Php479 million as at September 30, 2008 and December 31, 2007, respectively, and are included in our “Accrued expenses and other current liabilities” and “Deferred credits and other noncurrent liabilities” in the unaudited consolidated balance sheets.

Adoption of New Standards and Interpretations

Our adoption of the following new and amended standards and interpretations did not have any effect on our unaudited consolidated financial statements. Our adoption, however, gave rise to additional disclosures on the following:

•         Philippine Interpretation IFRIC 11, “PFRS 2, Group and Treasury Share Transactions”. This standard is effective for annual periods beginning on or after March 31, 2007. This interpretation addresses issues relating to whether transactions should be accounted for as equity-settled or as cash-settled under PFRS 2 and issues concerning share-based payment arrangement involving entities within the same group. The interpretation had no impact in our unaudited consolidated financial statements.

•         Philippine Interpretation IFRIC 12, “Service Concession Arrangements”. This interpretation has become effective for financial years beginning on or after January 1, 2008. This interpretation applies to contractual arrangements whereby a private sector party participates in the development, financing, operation and maintenance of infrastructure for public sector services. This interpretation is not relevant to our current operations.

•         Philippine Interpretation IFRIC 14, “PAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. This interpretation has become effective for financial years beginning on or after January 1, 2008. Philippine Interpretation IFRIC 14 addresses how to assess the limit under PAS 19, “Employee Benefits”, on the amount of the pension scheme surplus that can be recognized as an asset in our unaudited consolidated balance sheet, in particular, when a minimum funding requirement exists. The specific issues addressed by the interpretation are: (1) a refund is available to the entity only if there is an unconditional right to the refund and such refund is measured as the amount of the surplus at the balance sheet date less any associated costs; (2) when there is an unconditional right to a refund and there is no minimum funding requirement, an entity determines the benefit available as the lower of the surplus in the plan and the present value of the future service cost to the entity; (3) when a minimum funding requirement exists, the benefit available is the present value of the estimated future service cost less the estimated minimum funding contribution required in respect of the future accrual of benefits in that year; and (4) if an entity has a minimum funding requirement to pay additional contributions, the entity must determine whether the contributions will be available as a refund or reduction in future contributions after they are paid into the plan. If not, a liability is recognized when the obligation arises. The interpretation had no impact in our unaudited consolidated financial statements.

Significant Accounting Policies and Practices

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in the unaudited consolidated balance sheet at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. Our unaudited consolidated statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of changes in equity. Profits or losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our reporting dates and that of our associates are identical and our associate’s accounting policies conform to those used by us for like transactions and events in similar circumstances.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as the unaudited consolidated financial statements of PLDT. Adjustments are made where necessary to bring the accounting policies in line with those of PLDT Group.

Adjustments are made in our unaudited consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. Losses on transactions are recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets or an impairment loss. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Foreign Currency Transactions and Translations

The functional and presentation currency of the entities under PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional closing rate of exchange prevailing at the balance sheet date. All differences are recognized in the unaudited consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. Non–monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non–monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the period. The exchange differences arising on translation were recognized as a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries are recognized in the unaudited consolidated statement of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Land is stated at cost less any impairment in value. Cost includes the cost of replacing part of the property, plant and equipment when that cost is incurred, if the recognition criteria are met. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The residual values, estimated useful lives and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and substantially available for their intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment.

The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in the unaudited consolidated statement of income in the period in which they arise.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the unaudited consolidated statement of income in the period of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of any acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or groups of our cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with PAS 14, “Segment Reporting”.

Where a business combination agreement provides for an adjustment to the consideration of the combination contingent on future events or achieving specified earnings level in future periods, we recognize the estimated amount of that adjustment as part of cost of the combination and a liability at the acquisition date if the adjustment is probable and can be measured reliably. Otherwise, such adjustment is not recognized until it becomes probable and can be measured reliably in the subsequent period. Where future events do not occur or the estimate needs to be revised, the cost of the business combination initially recognized shall be adjusted accordingly. Future changes in estimates are treated as an adjustment to the cost of the combination with an adjustment to the recorded liability and goodwill.

Where goodwill forms part of a cash-generating unit, or group of cash-generating units, and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the unaudited consolidated statement of income.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the unaudited consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Research and development costs are expensed as incurred.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that our property, plant and equipment, and intangible assets with finite lives may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses of continuing operations are recognized in the unaudited consolidated statement of income.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the unaudited consolidated statement of income. After such reversal, the depreciation and amortization charges are adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated to, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in the unaudited consolidated statement of income.

Investments in associates

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at each balance sheet date whether there is any objective evidence that our investments in associates are impaired. If this is the case, we calculate the amount of impairment as being the difference between the recoverable amount of the investments in associates and its carrying amount and recognize the amount of impairment in the unaudited consolidated statement of income.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the unaudited consolidated statement of income. When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in the unaudited consolidated statement of income.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the weighted average method. Net realizable value is either the estimated selling price in the ordinary course of the business less the estimated cost to sell or asset replacement costs.

Convertible Preferred Stock

Philippine peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the unaudited consolidated balance sheet, net of transaction costs. The corresponding dividends on those shares are charged as interest expense in the unaudited consolidated statement of income. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortized cost basis until extinguished through conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of the unaudited consolidated balance sheet, net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent periods.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treat the Series VI Convertible Preferred Stock as debt instruments with foreign currency-denominated embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the unaudited consolidated statement of income, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Share-Based Payment Transactions

Certain of our employees (including advisors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 23 – Share-based Payments and Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in our opinion, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled awards are modified and the modification increases the fair value of the equity instruments granted, as measured immediately before and after the modification, the entity shall include the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

Where an equity-settled award is cancelled with payment, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. See Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the unaudited consolidated statement of income for the period.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund.

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Knowledge processing solutions

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in the unaudited consolidated balance sheet. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service Revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. The majority of interest income represents interest earned from cash and cash equivalents, short-term investments and investments in debt securities.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefit of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and
(2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Deferred income tax relating to items recognized directly in equity is included in the related equity account and not in the unaudited consolidated statement of income.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Investments and Other Financial Assets and Liabilities

Financial assets are categorized as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial investments, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. We determine the category of its financial assets on initial recognition and, where allowed and appropriate, re-evaluate this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that we commit to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Day 1 profit or loss

Where the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, we recognize the difference between the transaction price and fair value (a Day 1 profit or loss) in the unaudited consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which are not observable, the difference between the transaction price and model value is only recognized in the unaudited consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” profit or loss amount.

Fair value

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s-length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis or other valuation models.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments. Gains or losses on investments held-for-trading are recognized in profit or loss.

Financial assets may be designated at initial recognition as at fair value through profit or loss if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contain an embedded derivative that would need to be separately recorded. An embedded derivative is separated from the hybrid or combined contract if all the following conditions are met: (a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not recognized at fair value through profit or loss.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. We determine whether a modification of cash flows is significant by considering the extent to which the expected future cash flows associated with the embedded derivative, the host contract or both have changed and whether the change is significant relative to the previously expected cash flow on the contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest rate method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Assets in this category are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the amortization process. Assets in this category are included under current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Available-for-sale financial investments

Available-for-sale financial investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial investments are measured at fair value with unrealized gains or losses recognized directly in equity until the investment is derecognized or determined to be impaired at which time the cumulative gain or loss previously recorded in equity is recognized in profit or loss. They are included under non-current assets unless we intend to dispose of the investment within 12 months of the balance sheet date.

Impairment of Financial Assets

We assess at each balance sheet date whether a financial asset or group of financial assets is impaired.

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, we assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assesses for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognized, are not included in a collective assessment for impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate, adjusted for the original credit risk premium. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of loss is charged to the unaudited consolidated statement of income. Interest income continues to be recognized based on the original effective interest rate of the asset. Loans and receivables, together with the associated allowance accounts, are written-off when there is no realistic prospect of future recovery and all collateral has been realized. If, in a subsequent period, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. If a future write-off is later recovered, any amount formerly charged is credited to the income account.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of such credit risk characteristics as industry, past-due or collectibility status and term.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period at which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. Estimates of changes in future cash flows reflect, and are directionally consistent with changes in related observable data from period to period (such changes in unemployment rates, property prices, commodity prices, payment status, or other factors that are indicative of incurred losses and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by management to reduce any differences between loss estimates and actual loss experience.

Available-for-sale financial investments

In case of equity investments classified as available-for-sale financial invesments, an objective evidence of impairment would include a significant or prolonged decline in the fair value of the investments below its cost.

Where there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the unaudited consolidated statement of income, is removed from equity and recognized in the unaudited consolidated statement of income. Impairment losses on equity investments are not reversed through the unaudited consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded as part of “Interest income” account in the unaudited consolidated statement of income. If, in subsequent period, the fair value of a debt instrument increased and the increase can be objectively related to an event occurring after the impairment loss was recognized in the unaudited consolidated statement of income, the impairment loss is reversed through the unaudited consolidated statement of income.

Treasury stock

Treasury stock are our own equity investments which we reacquired; and are deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, reissue or cancellation of our own equity instruments.

Financial liabilities

Interest-bearing loans and borrowings

All loans and borrowings are initially recognized at fair value less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held-for-trading and those designated at fair value through profit or loss are recognized in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; (2) we retain the right to receive cash flows from the asset, but have assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or (3) we have transferred our right to receive cash flows from the asset and either (a) have transferred substantially all the risks and rewards of the asset, or (b) have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Where we have transferred our right to receive cash flows from an asset and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the unaudited consolidated statement of income.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the unaudited consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, and the related assets and liabilities are presented gross in the unaudited consolidated balance sheet.

Derivative Financial Instruments and Hedging

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps, to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “losses or gains on derivative transactions” account in the unaudited consolidated statement of income.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 26 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. For situation when that hedged item is a forecast transaction, we assess whether transaction is highly probable and prevent an exposure to variations in cash flows that could ultimately affect the unaudited consolidated statement of income.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the unaudited consolidated statement of income. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in the unaudited consolidated statement of income.

The fair value for financial instruments traded in active markets at the balance sheet date is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using an appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in the unaudited consolidated statement of income. The changes in the fair value of the hedging instrument are also recognized in the unaudited consolidated statement of income.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the unaudited consolidated statement of income.

Amounts taken to equity are transferred to the unaudited consolidated statement of income when the hedged transaction affects the unaudited consolidated statement of income, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the unaudited consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in equity while any gains or losses relating to the ineffective portion are recognized in the unaudited consolidated statement of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in equity is transferred to the unaudited consolidated statement of income.

New Accounting Standards Subsequent to September 30, 2008

Set forth below are the new PFRS accounting standards and Philippine Interpretations that will become effective subsequent to September 30, 2008:

•         PFRS 2, “Share-based Payments – Vesting Conditions and Cancellations”. This amendment to PFRS 2 will become effective for financial years beginning on or after January 1, 2009, with earlier application permitted. This standard restricts the definition of “vesting condition” to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that an award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as cancellation. We have not entered into share-based payment schemes with non-vesting conditions attached and, therefore, do not expect significant implications on our accounting for share-based payments.

•         PFRS 3 (Revised), “Business Combinations”, and PAS 27 (Revised), “Consolidated and Separate Financial Instruments”. The revised standards will supersede the existing PFRS 3 and PAS 27, respectively, effective July 1, 2009, with earlier application permitted. PFRS 3 (Revised) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period which an acquisition occurs, and future reported results. PAS 27 (Revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to as gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by PFRS 3 (Revised) and PAS 27 (Revised) must be applied prospectively and will affect future acquisitions and transactions with minority interest.

•         PFRS 8, “Operating Segments”. This standard will become effective for financial years beginning on or after January 1, 2009 and will replace PAS 14. This standard requires an entity to report financial and descriptive information about our reportable segments. The requirements of this standard will be included in our consolidated financial statements for the fiscal year ending December 31, 2009.

•         PAS 23, “Borrowing Costs” – Revised. This standard will become effective for financial years beginning on or after January 1, 2009. The revised standard eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of those assets. The adoption of PAS 23 – Revised will have no impact on the Company.

•         Amendments to PAS 32, “Financial Instruments: Presentation, and PAS 1, Presentation of Financial Statements (Revised 2007)” – “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments will apply for annual periods beginning on or after January 1, 2009, with earlier application permitted. The amendments to PAS 32 provides that puttable financial instruments will be presented as equity only if all of the following criteria are met: (a) the holder is entitled to a pro-rata share of the entity’s net assets on liquidation; (b) the instrument is in the class of instruments that is the most subordinate and all instruments in that class have identical features; (c) the instrument has no other characteristics that would meet the definition of a financial liability; and (d) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the entity (excluding any effects of the instrument itself). Profit or loss or change in recognized net assets for this purpose is as measured in accordance with relevant PFRSs. In addition to the criteria set out above, the entity must have no other instrument that has terms equivalent to (d) above and that has the effect of substantially restricting or fixing the residual return to the holders of the puttable financial instruments.

•         PAS 1 (Revised), “Presentation of Financial Statements”. This standard will become effective for financial years beginning on or after January 1, 2009. PAS 1 has been revised to enhance the usefulness of information presented in the financial statements. The key changes are: (1) the statement of changes in equity includes only transactions with owners and all non-owner changes are presented in equity as a single line with details included in a separate statement. Owners are defined as “holders of instruments classified as equity”; (2) the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in profit or loss together with “other comprehensive income”. The revisions specify what is included in other comprehensive income, such as gains and losses on available-for-sale financial investments, actuarial gains and losses on defined benefit pension plans and changes in the asset revaluation reserve. Entities can choose to present all items in one statement, or to present two linked statements, a separate unaudited consolidated statement of income and a statement of comprehensive income; (3) amounts reclassified to profit or loss that were previously recognized in other comprehensive income (for example, previously unrealized gains on available-for-sale financial investments that are sold) must be separately disclosed, either in the statement of comprehensive income itself or in the notes; (4) entities must disclose the income tax relating to each component of other comprehensive income. This can be presented in the statement of comprehensive income itself or in the notes; (5) when an entity restates its financial statements or retrospectively applies a new accounting policy, a statement of financial position must be presented as at the beginning of the earliest comparative period; (6) dividends to equity holders can now be shown only in the statement of changes in equity or in the notes; and (7) the introduction of new terminology, replacing “balance sheet” with “statement of financial position” and “cash flow statement” with “statement of cash flows”, although the titles are not obligatory. The requirements of this standard will be included in our consolidated financial statements for the fiscal year ending December 31, 2009.

•         Philippine Interpretation IFRIC 13, “Customer Loyalty Programmes”. This interpretation will become effective for financial years beginning on or after July 1, 2008. This Interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transactions. The consideration received in the sales transactions is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognized.

We expect that the adoption of the pronouncements listed above will have no significant impact on our unaudited consolidated financial statements except for the impact of Philippine Interpretations IFRIC 13 and PFRS 8 for which the management is still in the process of evaluating the impact.

3. Management’s Use of Judgments, Estimates and Assumptions

The preparation of our unaudited consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the reporting date. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amount recognized in the unaudited consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. The functional and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand and Singapore dollar for SCH, SGP and 3rd Brand.

Leases

We have various lease agreements as a lessee in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us or retained at the lessor based on PAS 17, “Leases”, which requires us to make judgments and estimates of transfer of risk and rewards of ownership of the leased properties. Total lease expense arising from operating leases amounted to Php2,496 million and Php2,168 million for the nine months ended September 30, 2008 and 2007, respectively. Total finance lease obligations as at September 30, 2008 and December 31, 2007 amounted to Php73 million and Php496 million, respectively. See Note 18 – Interest-bearing Financial Liabilities, Note 24 – Contractual Obligations and Commercial Commitments and Note 26 – Financial Assets and Liabilities.

Determination of fair values of financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring. See Note 26 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our unaudited consolidated statement of income and unaudited consolidated statement of changes in equity.

Total fair values of financial assets and liabilities as at September 30, 2008 amounted to Php44,999 million and Php115,916 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2007 amounted to Php46,661 million and Php111,086 million, respectively. See Note 26 – Financial Assets and Liabilities.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings. See Note 25 – Provisions and Contingencies.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php158,210 million and Php159,414 million as at September 30, 2008 and December 31, 2007, respectively. See Note 8 – Property, Plant and Equipment and Note 26 – Financial Assets and Liabilities.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of our investment properties as at September 30, 2008 and December 31, 2007 amounted to Php558 million and Php577 million, respectively. See Note 10 – Investment Properties and Note 26 – Financial Assets and Liabilities.

Goodwill and intangible assets

Our unaudited consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the unaudited consolidated balance sheet. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to annual impairment test and amortization, respectively. See Note 11 – Goodwill and Intangible Assets. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our results of operations.

Total carrying values of goodwill and intangible assets as at September 30, 2008 and December 31, 2007 amounted to Php13,050 million and Php11,721 million, respectively. See Note 11 – Goodwill and Intangible Assets and
Note 26 – Financial Assets and Liabilities.

Realizability of deferred income tax assets

We review the carrying amounts of deferred income tax assets at each balance sheet date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, we have not recognized certain of our deferred income tax assets as at September 30, 2008 and December 31, 2007 amounting to Php1,365 million and Php1,122 million, respectively. Total net deferred income tax assets as at September 30, 2008 and December 31, 2007 amounted to Php10,220 million and Php13,757 million, respectively, while total net deferred income tax liabilities as at September 30, 2008 and December 31, 2007 amounted to Php1,089 million and Php2,155 million, respectively. See Note 6 – Income Tax and Note 26 – Financial Assets and Liabilities.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables that are specifically identified as doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Impairment provision for receivable recognized in our unaudited consolidated statements of income amounted to Php919 million and Php1,054 million for the nine months ended September 30, 2008 and 2007, respectively. Trade and other receivables, net of impairment, amounted to Php14,836 million and Php12,645 million as at September 30, 2008 and December 31, 2007, respectively. See Note 5 – Income and Expenses, Note 14 – Trade and Other Receivables and Note 26 – Financial Assets and Liabilities.

Estimation of pension cost and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 23 – Share-based Payments and Employee Benefits and include, among other things, discount rates, expected rates of return on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Total pension benefit costs amounted to Php547 million and Php1,180 million for the nine months ended September 30, 2008 and 2007, respectively. Unrecognized net actuarial gain as at September 30, 2008 and December 31, 2007 amounted to Php1,329 million and Php1,344 million, respectively. The accrued benefit costs as at September 30, 2008 and December 31, 2007 amounted to Php2,653 million and Php2,985 million, respectively. See Note 23 – Share-based Payments and Employee Benefits.

Share-based payment transactions

Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the period. The estimates and assumptions are described in Note 23 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as an expense for the nine months ended September 30, 2008 and 2007 amounted to Php59 million and Php1,100 million, respectively. As at September 30, 2008 and December 31, 2007, outstanding LTIP liability amounted to Php1,527 million and Php1,494 million, respectively. See Note
5 – Income and Expenses and Note 23 – Share-based Payments and Employee Benefits.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted at the balance sheet date using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php1,072 million and Php952 million as at September 30, 2008 and December 31, 2007, respectively. See Note 8 – Property, Plant and Equipment and Note 19 – Deferred Credits and Other Noncurrent Liablities.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges for the nine months ended September 30, 2008 and 2007 amounted to Php1,013 million and Php1,137 million, respectively. See Note 4 – Segment Information and Note 5 – Income and Expenses.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets and trade and other receivables are separately disclosed in Notes 8, 9, 11 and 14, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn-rate analysis.

4. Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information are available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless – wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel, SBI, our wireless broadband provider, Wolfpac, our wireless content operator, and Mabuhay Satellite and ACeS Philippines, our wireless broadband satellite and other service operators;

•         Fixed Line – fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries ClarkTel, SubicTel, Maratel, Piltel (on June 4, 2008, PLDT acquired the fixed line assets of Piltel), BCC, PLDT Global and SNMI, which together account for approximately 3% of our consolidated fixed line subscribers; and

•         ICT – information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT; customer interaction services (formerly referred to as call center business) provided under the umbrella brand name ePLDT Ventus, including Ventus, Parlance and Vocativ; knowledge processing solutions services (formerly referred to as business process outsourcing) provided through the SPi Group; and internet access and online gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, netGames and Level Up!.

Transfer prices between business segments are set on terms similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated upon consolidation.

Most of our revenues are derived from our operations within the Philippines.

The segment assets and liabilities as at September 30, 2008 and December 31, 2007 and results of operations and cash flows of our reportable business segments for the nine months ended September 30, 2008 and 2007 are as follows:

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in million pesos)

As at and for the nine months ended September 30, 2008 (Unaudited)
Revenues and Other Income
Service revenues	68,801	36,707	7,601	(7,524)	105,585
External party	68,482	30,154	6,949	–	105,585
Inter-segment transactions	319	6,553	652	(7,524)	–
Gains (losses) on derivative transactions – net (Note 26)	(158)	3,059	(31)	(15)	2,855
External party	(158)	3,044	(31)	–	2,855
Inter-segment transactions	–	15	–	(15)	–
Non-service revenues (Note 5)	1,489	241	272	(87)	1,915
External party	1,489	241	185	–	1,915
Inter-segment transactions	–	–	87	(87)	–
Interest income	976	322	16	–	1,314
Equity share in net gains of subsidiaries	–	–	5	–	5
Others	256	1,151	44	(90)	1,361
External party	212	1,106	43	–	1,361
Inter-segment transactions	44	45	1	(90)	–
Segment income	71,364	41,480	7,907	(7,716)	113,035

Result
Income (loss) before income tax	32,812	8,663	(48)	(73)	41,354
Provision for (benefit from) income tax (Notes 2 and 6)	11,339	3,275	(2)	–	14,612
Net income for the period	21,473	5,388	(46)	(73)	26,742

Assets and liabilities
Segment assets	96,377	178,818	19,834	(67,788)	227,241
Deferred income tax assets (Notes 2, 6 and 26)	346	9,753	121	–	10,220
Total assets	96,723	188,571	19,955	(67,788)	237,461

Segment liabilities	59,658	87,540	5,741	(15,926)	137,013
Deferred income tax liabilities (Notes 2, 6 and 26)	649	–	440	–	1,089
Total liabilities	60,307	87,540	6,181	(15,926)	138,102

Cash flows
Net cash provided by (used in):
Operating activities	32,754	26,199	1,156	(33)	60,076
Investing activities	(3,222)	21,426	(978)	(24,217)	(6,991)
Financing activities	(27,249)	(45,585)	70	24,250	(48,514)

Other segment information
Capital expenditures	11,184	5,125	532	–	16,841
Depreciation and amortization (Note 8)	9,033	9,009	624	–	18,666
Interest on loans and related items – net (Note 5)	952	3,057	25	–	4,034
Asset impairment (Notes 3, 5, 8, 9 and 11)	349	660	4	–	1,013

As at December 31, 2007 (Audited) and for the nine months ended September 30, 2007 (Unaudited)
Revenues and Other Income
Service revenues	64,059	35,842	7,416	(6,669)	100,648
External party	63,724	29,806	7,118	–	100,648
Inter-segment transactions	335	6,036	298	(6,669)	–
Non-service revenues (Note 5)	1,630	119	200	(89)	1,860
External party	1,630	119	111	–	1,860
Inter-segment transactions	–	–	89	(89)	–
Interest income	860	238	14	–	1,112
Foreign exchange gains (losses) – net (Notes 2, 4 and 26)	1,416	293	(47)	–	1,662
Others	718	459	27	(66)	1,138
External party	696	421	21	–	1,138
Inter-segment transactions	22	38	6	(66)	–
Segment income	68,683	36,951	7,610	(6,824)	106,420

Result
Income (loss) before income tax	34,068	6,156	(66)	–	40,158
Provision for (benefit from) income tax (Notes 2 and 6)	11,121	2,042	(73)	–	13,090
Net income for the period	22,947	4,114	7	–	27,068

Assets and liabilities
Segment assets	90,708	180,529	18,290	(63,126)	226,401
Deferred income tax assets (Notes 2, 6 and 26)	1,640	12,040	77	–	13,757
Total assets	92,348	192,569	18,367	(63,126)	240,158

Segment liabilities	50,573	78,323	5,697	(9,101)	125,492
Deferred income tax liabilities (Notes 2, 6 and 26)	1,660	–	495	–	2,155
Total liabilities	52,233	78,323	6,192	(9,101)	127,647

Cash flows
Net cash provided by (used in):
Operating activities	34,458	19,867	2,170	(219)	56,276
Investing activities	(11,076)	23,235	(2,055)	(29,661)	(19,557)
Financing activities	(30,780)	(43,907)	269	29,661	(44,757)

Other segment information
Capital expenditures	7,085	7,049	395	–	14,529
Depreciation and amortization (Note 8)	8,907	9,330	715	–	18,952
Interest on loans and related items – net (Note 5)	1,081	3,525	24	–	4,630
Provisions	–	28	–	–	28
Asset impairment (Notes 3, 5, 8, 9 and 11)	272	829	36	–	1,137

5. Income and Expenses

Non-service Revenues

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets and cellular SIM-packs	1,730	1,749
Point-product sales	185	111
	1,915	1,860

Compensation and Employee Benefits

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	13,765	12,723
Pension (Notes 3 and 23)	547	1,180
Manpower rightsizing program	373	586
Incentive plans (Notes 3 and 23)	59	1,100
	14,744	15,589

Financing Costs – net

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Interest on loans and related items (Notes 18 and 26)	4,560	5,029
Accretion on financial liabilities – net (Notes 2, 18 and 26)	718	834
Financing charges (Note 26)	43	38
Dividends on preferred stock subject to mandatory redemption (Notes 7 and 18)	4	14
Capitalized interest (Notes 2 and 8)	(526)	(399)
	4,799	5,516

Interest expense for short-term borrowings for the nine months ended September 30, 2008 and 2007 amounted to Php24 million and Php23 million, respectively.

Cost of Sales

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets and cellular SIM-packs sold	3,292	3,439
Cost of point-product sales	248	184
Cost of satellite air time and terminal units (Notes 22 and 24)	110	122
	3,650	3,745

Asset Impairment

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 14)	919	1,054
Write-down of inventories to net realizable value	94	62
Goodwill and intangible assets (Note 11)	–	19
Property, plant and equipment (Note 8)	–	2
	1,013	1,137

6. Income Tax

The net components of deferred income tax assets (liabilities) recognized in the unaudited consolidated balance sheets are as follows:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Net assets	10,220	13,757
Net liabilities	(1,089)	(2,155)

The components of the consolidated net deferred income tax assets and liabilities are as follows:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Net assets:
Unearned revenues	3,832	1,789
Accumulated allowance for doubtful accounts	3,270	3,428
Unrealized foreign exchange losses	2,075	544
MCIT	1,256	645
Derivative financial instruments	1,115	2,308
Unamortized past service pension costs	987	985
Pension and other employee benefits	942	1,096
Provisions for impaired assets	522	494
Net operating loss carryover, or NOLCO	294	6,055
Accumulated write-down of inventories to net realizable values	181	224
Leases	38	160
Executive stock option plan	18	32
Intangible assets and fair value adjustments on assets acquired	2	2
Excess of fair value over cost of investment properties	(78)	(80)
Capitalized taxes and duties – net of amortization	(323)	(376)
Capitalized foreign exchange differential	(666)	(783)
Undepreciated capitalized interest charges	(3,312)	(3,572)
Fixed asset impairment	–	824
Preferred stock subject to mandatory redemption	–	(100)
Others	67	82
	10,220	13,757

Net liabilities:
Unearned revenues	1,184	825
Asset retirement obligation – net of undepreciated capitalized asset	375	332
Accumulated provision for doubtful accounts	316	304
Pension and other employee benefits	227	217
Fixed asset impairment	174	277
Derivative financial instruments	126	(164)
Leases	27	42
Unamortized past service pension costs	7	7
Excess of fair value over cost of investment properties	(10)	(60)
Provisions for impaired assets	(63)	348
Foreign exchange differential capitalized	(125)	–
Interest charges capitalized	(676)	(718)
Intangible assets and fair value adjustments on assets acquired	(691)	(736)
Unrealized foreign exchange gains	(728)	(1,613)
Gain on debt exchange and debt restructuring transactions	(1,240)	(1,228)
Others	8	12
	(1,089)	(2,155)

Provision for corporate income tax consists of:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Current	11,584	7,803
Deferred	3,028	5,287
	14,612	13,090

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Provision for corporate income tax at the applicable statutory tax rates	14,474	14,055
Tax effects of:
Loss (income) subject to lower tax rate	424	(386)
Non-deductible expenses	349	256
Net movement in unrecognized deferred income tax assets	243	–
Equity share in net loss of investees	26	6
Income not subject to tax	(421)	(443)
Income subject to final tax	(483)	(398)
Actual provision for corporate income tax (Note 4)	14,612	13,090

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year income tax holiday, or ITH, for its new data center facility from the earlier of January 2007 and the actual start of commercial operations. ePLDT started commercial operations of its new data center facility in February 2007.

On August 13, 2007, ePLDT received approval from the Philippine Economic Zone Authority, or PEZA, to declare the Vitro Data Center Building as a PEZA-registered IT Building EcoZone facility enabling prospective clients to apply for fiscal incentives should they qualify as a PEZA-registered entity. However, ePLDT as a developer and operator of Vitro Data Center Building is not entitled to PEZA incentives under R.A. No. 7916, or R.A. 7916, otherwise known as “The Special Economic Zone Act of 1995”, as amended by Republic Act No. 8748, or R.A. 8748.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration. Parlance obtained a one-year extension with the BOI starting June 1, 2008 until May 31, 2009.

Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a customer interaction services that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of its commercial operations, effectively extending the ITH to end of March 2006. On June 30, 2006, PEZA approved Vocativ’s ITH extension for another year until April 2007. On September 3, 2007, PEZA again approved Vocativ’s ITH extension for another year which expired in March 2008. Vocative is now subject to special income tax rate of 5% gross income tax.

Ventus and two of its customer interaction projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their registrations, Ventus, Ventus Iloilo and Pasig customer interaction projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 for Ventus and Ventus Iloilo customer interaction projects and August 2006 for Ventus Pasig customer interaction project. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees are entitled to an ITH for a period of four years beginning December 2002. In December 2006, the BOI approved Digital Paradise’s application for a status upgrade from non-pioneer to pioneer, accordingly extending the ITH period for another two years starting January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four years to six years to expire on January 2009.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years starting from June 2002. After the ITH period, SPi is liable for a final tax, in lieu of all taxes. The final tax is computed at 5% of gross income, in lieu of all taxes, less allowable deductions as defined under R.A. 7916 and will be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new IT Service Firm in the field of an Application Service Provider. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004. On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10,000 to one direct labor employee, as provided under Article 39 of Executive Order, or E.O. 226. The approved bonus year is for the period from February 13, 2008 to February 12, 2009. After the ITH period, Wolfpac is liable for a final tax, in lieu of all taxes. The final tax is computed at 5% of gross income, in lieu of all taxes, less allowable deductions as defined under R.A. 7916 and will be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Smart Broadband, Inc., or SBI, has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years. As at September 30, 2008, only the BOI registration for nationwide broadband wireless access continues to enjoy the ITH incentive which will expire in July 2011. The ITH incentive of the first two registered activities expired in February 2007 and August 2007, respectively. After the ITH period, SBI will be subjected to 30% regular corporate income tax on taxable income or 2% MCIT on total gross income, whichever is higher.

Income derived from non-registered activities with the BOI is subject to the regular corporate income tax rate enacted as at the balance sheet date.

Consolidated tax incentives that we availed for the nine months ended September 30, 2008 and 2007 amounted to Php1,178 million and Php478 million, respectively.

On May 24, 2005, the President of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

a. The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased from 32% to 35% effective November 1, 2005 and will be reduced to 30% effective January 1, 2009;

b.       The VAT rate increased from 10% to 12% effective February 1, 2006; and

c. The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds Php1 million.

Our deferred income tax assets have been recorded to the extent that such deferred income tax assets are expected to be utilized against sufficient future taxable profit. We had unrecognized deferred income tax assets of Php1,365 million and Php1,122 million largely pertaining to MCIT, NOLCO and asset impairments as at September 30, 2008 and December 31, 2007, respectively.

The breakdown of our consolidated unutilized NOLCO as at September 30, 2008 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2007	2010	300
2006	2009	1,263
2005	2008	3
		1,566

Tax benefit from NOLCO		399
Unrecognized deferred income tax assets from NOLCO as at September 30, 2008		(105)
		294

The breakdown of our consolidated excess MCIT as at September 30, 2008 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2008	2011	615
2007	2010	641
2006	2009	499
2005	2008	484
		2,239

Unrecognized deferred income tax assets from MCIT as at September 30, 2008		(983)
		1,256

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	Nine Months Ended September 30,
	2008		2007
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	26,179	26,179	26,622	26,622
Dividends on convertible preferred shares	(341)	(341)	(341)	(341)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the period	–	–	–	13
Accretion of preferred stock subject to mandatory redemption	–	–	–	106
Foreign exchange gains on preferred stock subject to mandatory redemption	–	–	–	(98)
Consolidated net income applicable to common shares	25,838	25,838	26,281	26,302

	(in thousands, except per share amounts)

Outstanding common shares at beginning of period	188,741	188,741	188,435	188,435
Effect of issuance of common shares during the period	484	484	197	197
Average incremental number of shares under ESOP during the period	–	14	–	41
Effect of purchase of treasury stock during the period	(838)	(838)	–	–
Common shares equivalent of convertible preferred shares deemed dilutive:
Preferred Stock Series VI (Note 18)	–	–	–	706
Weighted average number of common shares for the period	188,387	188,401	188,632	189,379
Earnings per common share	Php137.15	Php137.14	Php139.32	Php138.89

Basic EPS is calculated by dividing the unaudited consolidated net income for the period attributable to common shareholders (unaudited consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to unaudited consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

When required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS, then such convertible preferred shares are deemed dilutive. As such, the diluted EPS is calculated by dividing the unaudited consolidated net income attributable to common shareholders (unaudited consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares including the weighted average number of common shares held as treasury shares, the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Series VI Convertible Preferred Stocks in 2007 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under ESOP and treasury shares, and compared against the basic EPS. Since the amount of dividends on the Series A to HH, Series V and VI Convertible Preferred Stocks in 2008 and Series A to HH and Series V Convertible Preferred Stock in 2007 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stocks were anti-dilutive.

On January 29, 2008, our board of directors approved a share buyback program of up to two million shares of PLDT’s common stock, representing approximately 1.1% of PLDT’s total outstanding shares of common stock. On August 5, 2008, our board of directors approved a second share buyback program of up to another 2 million shares representing approximately 1.1% of PLDT’s total outstanding common shares. As at September 30, 2008, we acquired and paid a total of 1,773,580 shares of common stock at a weighted average price of Php2,533 for a total of Php4,493 million based on the share buyback program. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for the nine months ended September 30, 2008. See Note 17 – Equity and Note 26 – Financial Assets and Liabilities for further discussion.

Dividends Declared For The Nine Months Ended September 30, 2008 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Preferred Stock Subject to Mandatory Redemption
Series V	March 4, 2008	March 20, 2008	April 15, 2008	Php4.675	–
	**May 6, 2008	June 4, 2008	June 23, 2008	0.051944 per day	–
	June 10, 2008	June 26, 2008	July 15, 2008	4.675	–
	August 26, 2008	September 25, 2008	October 15, 2008	4.675	–
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	US$0.09925	2
	**May 6, 2008	June 4, 2008	June 23, 2008	0.001103 per day	1
	June 10, 2008	June 26, 2008	July 15, 2008	0.09925	–
	August 26, 2008	September 25, 2008	October 15, 2008	0.09925	–
Charged to income					3

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008	Php1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008	1.00	3
Series EE	March 25, 2008	April 24, 2008	May 30, 2008	1.00	–
Series A, I, R, W, AA and BB	July 8, 2008	August 1, 2008	August 29, 2008	1.00	128
Series B, F, Q, V and Z	August 5, 2008	September 3, 2008	September 30, 2008	1.00	90
Series E, K, O and U	August 26, 2008	September 25, 2008	October 31, 2008	1.00	44
Series C, D, J, T and X	September 30, 2008	October 30, 2008	November 28, 2008	1.00	57
					339

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2008	February 22, 2008	March 15, 2008	Php–	12
	May 6, 2008	May 23, 2008	June 15, 2008	–	12
	July 8, 2008	August 7, 2008	September 15, 2008	–	13
					37

Common Stock
Regular Dividend	March 4, 2008	March 19, 2008	April 21, 2008	Php68.00	12,853
	August 5, 2008	August 22, 2008	September 22, 2008	70.00	13,140
Special Dividend	March 4, 2008	March 19, 2008	April 21, 2008	56.00	10,585
					36,578
Charged to retained earnings					36,954

* Dividends are declared based on total amount paid up.

** Only the holders of Series V and VI Convertible Preferred Stock whose shares were originally issued on June 4, 2001 and mandatorily converted on June 5, 2008 shall be entitled to this final dividend.

Dividends Declared After September 30, 2008

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	November 4, 2008	November 21, 2008	December 15, 2008	Php–	12

Convertible Preferred Stock
Series G	November 4, 2008	December 4, 2008	December 29, 2008	Php1	2
Series N	November 4, 2008	December 4, 2008	December 29, 2008	1	5
Series P	November 4, 2008	December 4, 2008	December 29, 2008	1	10
Series S	November 4, 2008	December 4, 2008	December 29, 2008	1	10
					27
					39

* Dividends are declared based on total amount paid up.

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2006 (Audited)
Cost	112,621	84,604	64,423	20,376	31,039	9,834	9,140	2,684	12,686	347,407
Accumulated depreciation and amortization	(46,594)	(58,292)	(32,889)	(6,235)	(25,461)	(7,678)	(5,800)	(268)	–	(183,217)
Net book value	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190

Period Ended December 31, 2007 (Audited)
Net book value at beginning of period	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190
Additions/Transfers – net	5,746	2,044	7,941	449	2,819	–	(76)	1	5,884	24,808
Disposals/Retirements	(183)	(55)	(75)	(11)	(45)	–	–	(41)	(31)	(441)
Translation differences charged directly to cumulative translation adjustments	–	5	–	(77)	(103)	(495)	–	(84)	–	(754)
Acquisition through business combination	–	99	–	18	146	–	(32)	–	(7)	224
Reclassifications	(83)	213	–	(10)	(120)	–	–	–	–	–
Depreciation and amortization	(8,449)	(6,063)	(7,530)	(1,138)	(3,426)	(556)	(1,448)	(3)	–	(28,613)
Net book value at end of period (Note 3)	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

At December 31, 2007 (Audited)
Cost	117,081	86,841	70,045	20,695	32,572	8,454	8,191	2,561	18,532	364,972
Accumulated depreciation and amortization	(54,023)	(64,286)	(38,175)	(7,323)	(27,723)	(7,349)	(6,407)	(272)	–	(205,558)
	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Period Ended September30, 2008 (Unaudited)
Net book value at beginning of period	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414
Additions/Transfers – net	2,846	2,573	5,310	439	2,478	–	223	25	3,398	17,292
Disposals/Retirements	(36)	(57)	(66)	(87)	(29)	–	–	(19)	(11)	(305)
Translation differences charged directly to cumulative translation adjustments	1	15	–	10	37	316	–	–	2	381
Acquisition through business combination	22	–	50	14	29	–	–	–	–	115
Reclassifications	99	(274)	–	71	97	–	(1)	–	(13)	(21)
Depreciation and amortization (Note 4)	(6,762)	(3,070)	(5,721)	(826)	(1,586)	(391)	(309)	(1)	–	(18,666)
Net book value at end of period (Note 3)	59,228	21,742	31,443	12,993	5,875	1,030	1,697	2,294	21,908	158,210

At September 30, 2008 (Unaudited)
Cost	115,747	83,823	74,576	21,014	34,122	9,512	8,202	2,567	21,908	371,471
Accumulated depreciation and amortization	(56,519)	(62,081)	(43,133)	(8,021)	(28,247)	(8,482)	(6,505)	(273)	–	(213,261)
Net book value (Note 3)	59,228	21,742	31,443	12,993	5,875	1,030	1,697	2,294	21,908	158,210

Substantially, all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars. See Note 18 – Interest-bearing Financial Liabilities. Interest, using an average capitalization rate of 8%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the nine months ended September 30, 2008 and 2007 were as follows:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Interest (Notes 2 and 5)	526	399
Foreign exchange losses (gains) – net	387	(63)

As at September 30, 2008 and December 31, 2007, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,558 million and Php2,533 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	10 – 20 years
Cable and wire facilities	10 – 15 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Cellular facilities	3 – 10 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 5 years

SBI’s Acquisition of Cluster 3 Assets from Cruz Telephone Company, Inc., or Cruztelco

On February 7, 2008, SBI completed the acquisition of the Cluster 3 assets from Cruztelco at a price of Php371 million. Cruztelco is a Local Exchange Carrier operator offering fixed line services in three geographical clusters, namely: (i) Cluster 1 covering certain areas in Visayas and Luzon; (ii) Cluster 2 North Western Mindanao, and
(iii) Cluster 3 North Eastern Mindanao.

The fair value of the Cluster 3 assets, determined provisionally, was assessed to be equal to its book value allocated as follows: (a) equipment at Php318 million; (b) land at Php31 million; and (c) buildings and improvements at Php22 million.

SBI engaged an independent appraiser to establish the fair values of the acquired assets.

Asset Impairment Review

As at December 31, 2006, management determined that due to Mabuhay Satellite’s difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business, Mabuhay Satellite’s Agila II transponder was considered impaired. This impairment review was based on the net present value of future cash flows from the continued use of this asset group using the discount factor of 10% as applied on cash flow projection from 2008 until 2010. An impairment loss of Php1,391 million was charged to the carrying value of this satellite as at December 31, 2006 and included in the accumulated depreciation and amortization account in the audited consolidated balance sheet as at December 31, 2006. In 2007, we performed an impairment update review on Mabuhay Satellite’s Agila II and no additional impairment was recognized. Annual update in the impairment testing will be completed at year-end.

Property, plant and equipment include the following amounts for capitalized leases as at September 30, 2008 and December 31, 2007:

	September 30, 2008 (Unaudited)
	Vehicles, furniture and other network equipment	Central office equipment	Total
	(in million pesos)
Cost	1,155	308	1,463
Less accumulated depreciation	1,098	308	1,406
	57	–	57

	December 31, 2007 (Audited)
	Vehicles, furniture and other network equipment	Cable and wire facilities	Central office equipment	Total
	(in million pesos)
Cost	1,190	46	308	1,544
Less accumulated depreciation	1,109	25	308	1,442
	81	21	–	102

The following table summarizes all changes to the liabilities on asset retirement obligations as at September 30, 2008 and December 31, 2007:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Asset retirement obligations at beginning of period	952	831
Additional liability recognized during the period	64	48
Accretion expenses	62	81
Settlement of obligations	(6)	(8)
Asset retirement obligations at end of period (Notes 3 and 19)	1,072	952

9. Investments in Associates and Joint Ventures

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
ACeS International Limited	1,896	1,896
Mabuhay Space Holdings Limited	903	791
Blue Ocean Wireless	731	724
Philweb Corporation	712	712
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
	4,345	4,226
Less accumulated impairment losses and equity share in net losses of associates	3,061	2,875
	1,284	1,351

Movements in the accumulated equity share in net losses of associates are as follows:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Balance at beginning of period	93	82
Equity share in net losses of associates for the period	74	11
Balance at end of period	167	93

Movements in the accumulated impairment losses are as follows:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Balance at beginning of period	2,782	2,930
Translation adjustments	112	(148)
Balance at end of period	2,894	2,782

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at September 30, 2008, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision in respect of our investment in AIL.

See Note 22 – Related Party Transactions and Note 24 – Contractual Obligations and Commercial Commitments for further details as to the contractual relationships in respect of AIL.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila II Satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L in the amount of US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L are required to proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized full impairment provision in respect of our investment in MSHL in 2004.

Investment of Smart in Blue Ocean Wireless, or BOW

On September 30, 2008, Smart (through its subsidiary, SCH) acquired a shareholdings of 380,844 shares representing 28% of the total issued and outstanding shares of BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The total acquisition cost for Smart’s investment in BOW amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash in August 2007 and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the subscription agreement and was accepted by BOW in March 2008. BOW provides GSM network at sea through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php503 million. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. The portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s board of directors. The unpaid balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the unaudited consolidated balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 26.87%.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at the end of December 2007, Philweb offers Internet Sports Betting in over 200 PAGCOR Internet Sports Betting Stations and over 70 Internet Casino Stations nationwide. As at September 30, 2008 and December 31, 2007, the market value of ePLDT’s investments in Philweb amounted to Php1,326 million and Php1,492 million, respectively.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the Philippine SEC on August 8, 2000 to provide: (a) a business-to-business electronic purchasing market place to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe. The dilution did not affect the degree of our representation on the board of directors of BayanTrade and significant influence was therefore retained.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

ePLDT entered into a joint venture agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Spring, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

Summarized Financial Information of Equity Investees and Joint Ventures

The following table presents the summarized financial information of our investments in associates and joint ventures in conformity with PFRS for equity investees for which we have significant influence as at September 30, 2008 and December 31, 2007 and for the nine months ended September 30, 2008 and 2007.

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Noncurrent assets	1,513	1,383
Current assets	1,144	1,084
Capital deficiency	(9,044)	(8,340)
Noncurrent liabilities	10,810	10,162
Current liabilities	891	645

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Revenues	514	757
Revenues less cost of revenues	430	337
Expenses	272	495
Net income (loss)	158	(158)

10. Investment Properties

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Balance at beginning of period	577	587
Disposals	(19)	(13)
Net gain from fair value adjustments	–	3
Balance at end of period (Notes 3 and 26)	558	577

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by Asian Appraisal Company, Inc., an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and seller in an arm’s-length transaction at the dates of valuation. None of our investment properties are being leased to third parties that earn rental income.

11. Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	September 30, 2008 (Unaudited)			December 31, 2007 (Audited)
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of period	10,879	3,821	14,700	10,137	3,456	13,593
Translation adjustments	1,234	196	1,430	(1,489)	(242)	(1,731)
Additions during the period	34	321	355	2,231	607	2,838
Balance at end of period	12,147	4,338	16,485	10,879	3,821	14,700

Accumulated amortization and impairment:
Balance at beginning of period	1,629	1,350	2,979	438	941	1,379
Amortization during the period	–	274	274	–	390	390
Translation adjustments	128	54	182	–	(34)	(34)
Impairment during the period (Note 5)	–	–	–	1,191	53	1,244
Balance at end of period	1,757	1,678	3,435	1,629	1,350	2,979
Net balance (Notes 3 and 26)	10,390	2,660	13,050	9,250	2,471	11,721

SPi’s Acquisition of Springfield Service Corporation, or Springfield

On April 12, 2007, SPi acquired, through a wholly-owned U.S. subsidiary, a 100% equity interest in Springfield for an aggregate purchase price of US$35 million, or Php1,664 million, plus possible future earn-out payments with an aggregate fair value at acquisition date of US$18 million, or Php855 million. As at date of acquisition, the net cash outflow related to acquisition was US$35 million, or Php1,664 million, representing cash payments of US$34 million, or Php1,616 million, net of cash acquired from Springfield of US$1 million, or Php48 million, and incidental cost amounted to US$1.3 million, or Php63 million. The total purchase price consideration including the fair value of possible future earn-out payments at acquisition date amounted to US$53 million, or Php2,520 million, inclusive of other net debt adjustments totaling US$8 million, or Php380 million. As at September 30, 2008, the revised fair value of possible future earn-out payments, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$18 million, or Php866 million. See Note 19 – Deferred Credits and Other Noncurrent Liabilities and Note 21 – Accrued Expenses and Other Current Liabilities.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Springfield as at the time of the acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

	Previous Carrying Value		Fair Value Recognized on Acquisition
	In U.S. Dollar	Php(1)	In U.S. Dollar	Php(1)
	(in millions)
Assets:
Property, plant and equipment	3	143	3	143
Goodwill	–	–	45	2,139
Intangible assets	7	333	8	380
Cash and cash equivalents	1	48	1	48
Trade and other receivables	3	143	3	143
	14	667	60	2,853
Liabilities:
Deferred income tax liabilities	1	48	4	190
Noncurrent liabilities	–	–	1	48
Accounts payable and other current liabilities	10	475	2	95
	11	523	7	333
Net assets acquired	3	144	53	2,520

(1) Converted to Philippine Peso using the exchange rate at the time of purchase of Php47.536 to US$1.00.

Springfield was accounted for in our consolidated financial statements using the purchase price method of accounting, which resulted in goodwill amounting to Php2,139 million on April 12, 2007. Goodwill pertains to the assembled workforce of Springfield and other unidentified intangible assets that did not qualify as intangible assets under PAS 38.

Intangible assets pertaining to Springfield customer relationship was determined at Php380 million with an estimated useful life of seven years. Intangible assets was valued by American Appraisal China, Limited, an independent appraiser, based on multiple excess earnings approach using a discount rate of 15%.

Our consolidated revenues would have been increased by Php333 million while our consolidated net income would have been decreased by Php11 million for the year ended December 31, 2007 if the acquisition of Springfield had actually taken place on January 1, 2007. Total net income of Springfield included in our 2007 audited consolidated statement of income from the time of acquisition until December 31, 2007 amounted to Php164 million.

Smart’s Investment in 3rd Brand

In 2007, Smart recognized intangible assets for technology and license costs in 3rd Brand amounting to US$4 million, or Php172 million. Said technology and license costs were estimated to have an estimated useful life of 10 years.

Smart’s Supply Agreement with THISS Technologies Pte. Ltd., or THISS

Smart also recognized in 2007 an intangible asset for technology and license costs incurred in connection with SCH’s GSM connectivity service for the commercial shipping sector. Smart (through SCH) engaged the services of THISS as developer and supplier for this service. During 2008, additional development costs of Php52 million was incurred. The development costs recognized as intangible asset for this project amounted to US$2 million, or Php93 million, and US$1 million, or Php41 million, as at September 30, 2008 and December 31, 2007, respectively.

Smart’s Acquisition of CURE

On April 28, 2008, Smart acquired the entire issued and outstanding capital stock of PHC and FHI which collectively own 100% of CURE for the total amount of Php420 million. PHC and FHI own 97% and 3%, respectively, of CURE. Smart will initially record the assets and liabilities of PHC, FHI and CURE at net book values and recognize an intangible asset of Php248 million for the 3G spectrum of CURE for the difference between Smart’s acquisition cost and the net book value of the assets and liabilities acquired. Smart engaged an independent appraiser to establish the fair values of the acquired assets and liabilities. In 2008, Smart recognized an intangible asset of Php 248 million for the 3G spectrum of CURE.

Other Intangible Assets

Other intangible assets consist of:

			September 30, 2008 (Unaudited)			December 31, 2007 (Audited)
			Gross		Net	Gross		Net
	Estimated Useful Lives	Remaining Useful Lives	Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
			(in million pesos)
Customer list	3 – 7 years	3 – 4 years	1,683	606	1,077	1,486	384	1,102
Spectrum	15 years	11 – 15 years	1,205	328	877	1,205	268	937
Technology application	3 – 10 years	1 – 10 years	1,132	551	581	812	516	296
Licenses	5 – 18 years	3 – 14 years	318	193	125	318	182	136
			4,338	1,678	2,660	3,821	1,350	2,471

The future amortization of other intangible assets as at September 30, 2008 is as follows:

(in million pesos)
2008(1)	99
2009	450
2010	418
2011	409
2012 and onwards	1,284
Balance at end of period	2,660

(1) October 1, 2008 through December 31, 2008.

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI

The test for recoverability of goodwill recognized in connection with the acquisition of SBI was applied to our wireless asset group, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Although revenue streams may be segregated between Smart and SBI through subscribers availing themselves of their respective cellular and wireless broadband services, the cost items and cash flows are difficult to carve out, largely due to the significant portion of shared and common-used networks/platforms. In the case of SBI, it provides broadband wireless access to its subscribers using Smart’s cellular base stations, fiber optic and IP backbone. With the common use of wireless assets of Smart in providing wireless services, the lowest asset group for SBI for which cash flows could be clearly identified from other groups of assets is Smart’s wireless business segment.

Our wireless business segment is our largest revenue and cash flow contributor. As such, there is no impairment of our wireless business segment. As at December 31, 2007, the recoverable amount of this segment is determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by the board of directors, covering a 5-year period from 2008 to 2012. The pre-tax discount rate applied to cash flow projections is 8.4% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of SPi and its Subsidiary, CyMed

The goodwill acquired through the SPi and CyMed transactions was allocated for impairment testing to each of the cash-generating units of those businesses, namely medical transcription, litigation and publishing. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets/forecasts approved by the board of directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The discount rate applied was 15% which was based on the weighted cost of capital adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

We recognized an impairment loss of Php908 million in 2007 pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets, pertaining to the medical transcription business, exceeded the recoverable amount in 2007.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition of a 60% equity interest in Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections on the most recent financial budgets/forecasts approved by the board of directors. The discount rate applied was 22% which was based on the weighted cost of capital. We recognized an impairment loss of Php254 million pertaining to the goodwill of ePLDT’s acquisition of Level Up! in 2007.

Annual update in the impairment testing will be completed at year-end.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets/forecasts approved by the board of directors. The discount rate applied was 22% which was based on the weighted cost of capital. We impaired goodwill acquired from ePLDT’s acquisition of Digital Paradise amounting to Php29 million in 2007.

Annual update in the impairment testing will be completed at year-end.

12. Cash and Cash Equivalents

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Cash on hand and in banks (Note 26)	3,876	3,944
Temporary cash investments (Note 26)	18,674	13,503
	22,550	17,447

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

13. Investment in Debt Securities

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT had a 22.5% equity interest in convertible securities of SIHI, the parent company of Stradcom Corporation, or Stradcom, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our total investment in SIHI of Php616 million in 2004.

In 2007, Stradcom entered into a Lenders’ Agreement for the issuance of Asset-Backed Bonds amounting to Php1.6 billion. The proceeds were used to payoff all of Stradcom’s debts, trade payables and capital expenditures for upgrade in its new inter-connectivity business, which is expected to contribute significantly to Stradcom’s operating results in future years.

On December 10, 2007, ePLDT and SIHI agreed to extend the redemption date of the convertible securities of SIHI owned by ePLDT to January 31, 2008 and fixed the redemption price at Php1,171 million as at December 27, 2007 (original maturity date) plus an additional amount of Php256,760 per day from December 27, 2007 until the date of actual redemption of such shares. On January 29, 2008, the redemption date was further extended to February 29, 2008.

The net realizable value of our investment in convertible securities of SIHI amounted to Php1,115 million as at December 31, 2007. On February 29, 2008, we recognized an interest income of Php16 million after SIHI redeemed the convertible securities for Php1,187 million.

Movements in the accumulated impairment losses are as follows:

December 31, 2007 (Audited)
(in million pesos)
Balance at beginning of period	616
Reversal of impairment provision for the period	(616)
Balance at end of period	–

14. Trade and Other Receivables

This account consists of receivables from:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Corporate subscribers (Notes 22 and 26)	9,218	7,915
Retail subscribers (Note 26)	8,472	8,179
Foreign administrations (Note 26)	4,533	5,371
Domestic carriers (Note 26)	1,017	1,884
Dealers, agents and others (Notes 22 and 26)	4,324	2,151
	27,564	25,500
Less allowance for doubtful accounts	12,728	12,855
	14,836	12,645

Movements in the allowance for doubtful accounts are as follows:

	Total	Corporate Subscribers	Retail Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
September 30, 2008 (Unaudited)
Balance at beginning of period	12,855	5,875	4,318	1,047	381	1,234
Provisions for the period	919	168	665	80	5	1
Translation adjustments	74	74	–	–	–	–
Write-offs	(1,120)	(70)	(140)	(645)	–	(265)
Reversals/reclassifications	–	930	(187)	(82)	(97)	(564)
Balance at end of period	12,728	6,977	4,656	400	289	406

Individual impairment	11,565	6,557	4,201	124	277	406
Collective impairment	1,163	420	455	276	12	–
	12,728	6,977	4,656	400	289	406

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	11,628	6,620	4,201	124	277	406

December 31, 2007 (Audited)
Balance at beginning of period	16,770	6,418	5,847	2,506	504	1,495
Provisions for the period	417	151	226	–	–	40
Translation adjustments	(91)	(91)	–	–	–	–
Reversals/reclassifications	(889)	(603)	213	(175)	(123)	(201)
Write-offs	(3,352)	–	(1,968)	(1,284)	–	(100)
Balance at end of period	12,855	5,875	4,318	1,047	381	1,234

Individual impairment	12,115	5,509	3,944	1,047	381	1,234
Collective impairment	740	366	374	–	–	–
	12,855	5,875	4,318	1,047	381	1,234

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	12,168	5,555	3,951	1,047	381	1,234

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amount of receivable is shown net of related payable to the same telecommunications carriers because a legal right of offset exists.

15. Inventories and Supplies

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	961	554
At cost	1,149	808
Spare parts and supplies:
At net realizable value	1,170	502
At cost	1,856	1,385
Others:
At net realizable value	209	111
At cost	210	112
At lower of cost or net realizable value (Note 26)	2,340	1,167

16. Prepayments

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Prepaid taxes (Notes 6 and 25)	5,054	3,995
Prepaid fees and licenses (Notes 5 and 25)	315	236
Prepaid insurance (Note 22)	112	184
Prepaid rent (Note 24)	42	61
Other prepayments	573	173
	6,096	4,649
Less current portion of prepayments	3,113	2,368
Net of noncurrent portion of prepayments	2,983	2,281

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

17. Equity

The movement of PLDT’s capital accounts as at December 31, 2007 and September 30, 2008 are as follows:

	Preferred Stock – Php10 par value per share
	Series A to HH	IV	Total Preferred Stock		Common Stock – Php5 par value per share
	No. of Shares			Amount	No. of Shares	Amount
	(in millions)
Authorized			823	Php8,230	234	Php1,170
Issued
Balance at January 1, 2007	406	36	442	Php4,424	188	Php942
Conversion	(1)	–	(1)	(8)	–	1
Issuance	–	–	–	1	–	–
Balance at December 31, 2007 (Audited)	405	36	441	Php4,417	188	Php943

Balance at January 1, 2008	405	36	441	Php4,417	188	Php943
Conversion	–	–	–	(1)	1	4
Balance at September 30, 2008 (Unaudited)	405	36	441	Php4,416	189	Php947

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to HH 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the board of directors which, as at September 30, 2008, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the board of directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the board of directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to HH 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

Common Stock

On January 29, 2008, our board of directors approved a share buyback program of up to two million shares of PLDT’s common stock, representing approximately 1.1% of PLDT’s total outstanding shares of common stock. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends in addition to the regular dividend pay out of 70% on common shares, after having determined that PLDT has the capacity to pay additional returns to shareholders. The share buyback program contemplates that PLDT will reacquire shares on an opportunistic basis, direct from the open market through the trading facilities of the PSE and NYSE.

On August 5, 2008, our board of directors approved a second share buyback program of up to another 2 million shares representing approximately 1.1% of PLDT’s total outstanding common shares. As at September 30, 2008, we have acquired and paid 1,773,580 shares of common stock at a weighted average price of Php2,533 for a total of Php4,493 million based on the share buyback program. See also Note 7 – Earnings Per Common Share and Note 26 – Financial Assets and Liabilities.

18. Interest-bearing Financial Liabilities

This account consists of the following:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt (Note 26)	52,835	53,372
Obligations under finance lease (Notes 8 and 26)	3	15
	52,838	53,387

Current portion of interest-bearing financial liabilities:
Notes payable (Note 26)	594	493
Long-term debt maturing within one year (Note 26)	14,681	6,775
Obligations under finance lease maturing within one year (Notes 8 and 26)	70	481
Preferred stock subject to mandatory redemption (Note 26)	9	1,015
	15,354	8,764

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Long-term debt (Note 26)	4,572	4,472
Obligations under finance lease (Notes 8 and 26)	2	10
Preferred stock subject to mandatory redemption	–	56
Total unamortized debt discount at end of period	4,574	4,538

The following table describes all changes to unamortized debt discount as at September 30, 2008 and 2007.

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	4,538	6,319
Revaluations during the period	647	(678)
Additions during the period	7	59
Settlements and conversions during the period	(15)	(96)
Accretion during the period charged to interest expense (Note 5)	(603)	(1,066)
Total unamortized debt discount at end of period	4,574	4,538

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	September 30, 2008 (Unaudited)		December 31, 2007 (Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2008 and 2007	US$96	Php4,553	US$130	Php5,365
Finnvera, Plc, or Finnvera	0.05% + US$ LIBOR in 2008 and 2007	30	1,406	49	2,048
Others	6.6% and US$ LIBOR + 0.15% - 0.65% in 2008 and 6.6% and US$ LIBOR + 0.15% - 0.65% and GOVCO’s cost + 0.20% in 2007	–	–	1	47
		126	5,959	180	7,460
Fixed Rate Notes	8.35% - 11.375% in 2008 and 7.85% - 11.375% in 2007	597	28,207	676	28,016
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1% in 2008 and 2007	196	9,272	187	7,742
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR + 0.42% - 0.815% in 2008 and 4.49% - 4.70% and US$ LIBOR + 0.75% - 0.815% in 2007	196	9,285	194	8,024
Others	6% - 8.9% and US$ LIBOR + 0.40% - 0.50% in 2008 and 6% - 10% and US$ LIBOR + 0.40% in 2007	141	6,642	4	153
Satellite Acquisition Loans	US$ LIBOR + 1.75% - 2.75% in 2008 and 5.66% and US$ LIBOR + 1.75% - 2.75% in 2007	20	956	28	1,145
		US$1,276	60,321	US$1,269	52,540

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	5.625% - 6.5% in 2008 and 5.625% - 15% in 2007		4,971		4,967

Term Loans:
Secured Term Loans	7.09% and MART1 + 5.70% in 2008 and 7.09%, MART1 + 5.70% and 90-day PHILBOR + 3% in 2007		4		6
Unsecured Term Loans	6.125% and MART1 + 0.75% in 2008 and 2007		2,220		2,634
			7,195		7,607
Total long-term debt			67,516		60,147
Less portion maturing within one year (Note 26)			14,681		6,775
Noncurrent portion of long-term debt (Note 26)			Php52,835		Php53,372

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at September 30, 2008 are as follows:

	U.S. Dollar Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2008(1)	45	2,123	140	2,263
2009	298	14,101	570	14,671
2010	124	5,845	568	6,413
2011	68	3,201	568	3,769
2012 and onwards	837	39,588	5,384	44,972
	1,372	64,858	7,230	72,088

(1) October 1, 2008 through December 31, 2008.

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at September 30, 2008, we owed an aggregate principal amount of US$96 million, or Php4,553 million, to KfW, as follows:

  US$69 million provided under various export credit agency-backed facilities, of which US$3 million was in connection with our expansion and service improvement programs, and US$66 million in connection with the US$149 million refinancing facility discussed below; and

  US$27 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$18 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million, or Php6,615 million, under this facility as at September 30, 2008. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$21 million will mature in 2008, US$44 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

As at September 30, 2008, a principal amount of US$30 million (US$29.7 million, net of unamortized debt issuance cost of US$0.3 million), or Php1,418 million (Php1,406 million, net of unamortized issuance cost of Php12 million) of Smart’s debt was provided by various banks under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guarantee from Finnvera, the Finnish Export Credit Agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B.

A US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid on March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amount outstanding under the remaining Finnvera guaranteed loan, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance was fully paid in the amount of US$25 million on May 25, 2007.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at September 30, 2008 and December 31, 2007:

Principal Amount	Interest Rate	Maturity Date	September 30, 2008 (Unaudited)		December 31, 2007 (Audited)
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$297	Php14,017	US$296	Php12,273
US$180,760,000	11.375%	May 15, 2012	176	8,330	245	10,136
US$124,186,000	10.500%	April 15, 2009	124	5,860	135	5,607
			US$597	Php28,207	US$676	Php28,016

Consent Solicitation for the US$175 Million 10.5% Notes due 2009, or 2009 Notes, US$250 Million 11.375% Notes due 2012, or 2012 Notes, and US$300 Million 8.35% Notes due 2017, or 2017 Notes

In 2007, we conducted a consent solicitation of holders of our 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017, or the Notes, in respect of amendments to the terms of the Notes that allow PLDT greater flexibility to make certain restricted payments, pay dividends or make distributions, while reducing PLDT’s permitted leverage ratios pursuant to the terms of the Notes. These amendments to the terms of the Notes became effective on December 3, 2007, the date on which PLDT made the applicable consent payments, after holders of more than 51% of the aggregate principal amount of the Notes gave their consents for these amendments to the terms of the Notes prior to the expiration of the consent solicitation period and after the execution of relevant amendments to the indentures governing the Notes on November 21, 2007.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million.

The breakdown of the total outstanding amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million which was paid in full in December 2007;

•         2008 Facility in the amount of US$2.9 million will be payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million will be payable in full in June 2014.

As at September 30, 2008, outstanding balance of the 2008 Facility and the 2014 Facility amounted to US$283 million (US$196 million, net of unamortized debt discount of US$87 million), or Php13,377 million (Php9,272 million, net of unamortized debt discount of Php4,105 million). The 2007 Facility was fully paid in the amount of US$0.2 million on December 28, 2007.

Interest for the 2008 Facility and the 2014 Facility is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2008 Facility, and a fixed rate of 2.25% per annum for the 2014 Facility. Furthermore, a portion of the 2014 Facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004 at a fixed rate of 4.49%, of which US$31 million, or Php1,475 million, remained outstanding as at September 30, 2008. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in ten equal installments commencing six months from the first drawdown date at a floating interest rate of US$ LIBOR plus 0.815% margin per annum. The facility was drawn in full on July 11, 2006 for the full amount of US$30 million at a floating interest rate of 6.21% (5.40% US$ LIBOR plus 0.815% per annum margin). The first installment payment commenced on January 11, 2007 with final repayment on July 11, 2011. The amount of US$18 million, or Php851 million, remained outstanding as at September 30, 2008.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with FEC as the Lender. Smart opted to utilize only a total of US$67 million which was drawn on February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The undrawn balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. As at September 30, 2008, US$29 million, or Php1,382 million, remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date at a commercial interest reference rate, or CIRR, fixed rate of 4.05% per annum plus 0.65% margin. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. The first installment commenced on January 16, 2007 with final repayment on July 15, 2011. As at September 30, 2008, US$27 million, or Php1,253 million, remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a 5-year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month US$ LIBOR plus 0.75% per annum margin. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The first installment will commence on July 10, 2008 with final repayment on October 10, 2012. As at September 30, 2008, US$47 million, or Php2,232 million, remained outstanding.

On October 10, 2007, Smart signed a US$50 million 5-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch (Nord/LB) as the original lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments. The first installment will commence on September 10, 2008 with final repayment on March 11, 2013. As at September 30, 2008, US$45 million, or Php2,127 million, remained outstanding.

As at September 30, 2008, the aggregate outstanding balance of these loans amounted to US$197 million (US$196 million, net of unamortized debt discount of US$1 million), or Php9,320 million (Php9,285 million, net of unamortized debt discount of Php35 million).

Other Term Loans

On July 1, 2004, CyMed availed itself of a 5-year interest-bearing advance from an officer of CyMed to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at September 30, 2008 amounted to US$0.53 million, or Php25.3 million, with equal quarterly payments of US$41 thousand up to July 31, 2009 and a final balloon payment of US$397 thousand on September 30, 2009.

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Norddeutsche Landesbank Girozentrale Singapore Branch to be used for the capital expenditure requirements of PLDT. The facility was drawn on March 27 and April 10, 2008 for US$50 million each. The outstanding balance of this loan as at September 30, 2008 amounted to US$90 million, or Php4,254 million, which is payable over five years in 10 equal semi-annual installments with final repayment due on March 27, 2013.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with Bank of the Philippine Islands to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. The outstanding balance of this loan as at September 30, 2008 amounted to US$50 million, or Php2,363 million, which is payable in equal quarterly installments starting July 21, 2009 with final repayment due on July 21, 2013.

Satellite Acquisition Loans

Mabuhay Satellite had a credit agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. On the extended maturity date, the outstanding balance was fully paid in the amount of US$5 million, or Php236 million.

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit in favor of Ex-Im Bank, as security under the above credit agreement and a term loan to Mabuhay Satellite which term loan will mature on various dates from 2007 to 2009. The irrevocable standby Letters of Credit have been cancelled after the above described full payment of the Ex-Im Bank loan. As at September 30, 2008, the outstanding amount under the term loan was US$20 million, or Php956 million.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system;
(b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

In 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Philippine Peso Debt:

Peso Fixed Rate Corporate Notes

Php5 Billion Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, comprised of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php5 billion remained outstanding as at September 30, 2008.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a five-year loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month MART plus 0.75% per annum margin. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million at a floating interest rate of 6.02% (5.27% three-month MART1 plus 0.75% per annum margin). The first installment commenced on September 11, 2007 with final repayment on December 9, 2011. The outstanding balance of this loan as at September 30, 2008 amounted to Php1,806 million (Php1,800 million, net of unamortized debt issuance cost of Php6 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million, respectively, to refinance their respective participations in the Ten-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June 12, 2007. Interest is payable quarterly. Both refinancing loans will mature on June 12, 2014.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 90% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (d) creating any lien or security interest; (e) permitting set-off against amounts owed to PLDT; (f) merging or consolidating with any other company; (g) entering into transactions with stockholders and affiliates; and (h) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. As at September 30, 2008, Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

The Omnibus Agreement of Mabuhay Satellite imposes several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

As at September 30, 2008, we are in compliance with all of our debt covenants.

Obligations Under Finance Lease

The future minimum payments for finance leases as at September 30, 2008 are as follows:

Year	(in million pesos)
2008	60
2009	14
2010	1
Total minimum lease payments (Note 24)	75
Less amount representing interest	2
Present value of net minimum lease payments (Note 3)	73
Less obligations under finance lease maturing within one year (Notes 8 and 26)	3
Long-term portion of obligations under finance lease (Notes 8 and 26)	70

Municipal Telephone Projects

PLDT had a lease agreement (the “Financial Lease Agreement, or FLA”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Batangas established under the Municipal Telephone Act. Under this FLA, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. As at September 30, 2008, PLDT has no remaining obligation under the Batangas lease agreement and title to the telecommunications facilities/properties shall be transferred to PLDT upon completion of the necessary documentary requirements.

Piltel has an existing finance lease agreement for the Palawan Telecommunications System of the MTPO with the DOTC. Presently, the 18 public calling office stations subject of the MTPO Contract are no longer working. The last payment by Piltel to the DOTC was in July 2000 and no payments have been made since. Piltel made several attempts to pre-terminate the MTPO Contract in letters to the DOTC where Piltel also manifested its willingness to discuss mutually beneficial compromise agreements for the pre-termination. The DOTC denied Piltel’s petition and reiterated a provision in the MTPO Contract that the pre-termination will result in the imposition of sanctions in the form of liquidated damages not exceeding Php23 million. Piltel continues to receive Statements of Account from the DOTC, the latest of which is dated September 3, 2008, alleging an unpaid amount of Php30 million as at August 31, 2008. Piltel maintains that it had pre-terminated the MTPO Contract as early as 2003, and that the issue of Piltel’s pre-termination of the MTPO Contract be referred for arbitration in accordance with the provisions of the MTPO Contract, specifically in Section 9.5, the provision on Arbitration. As at September 30, 2008, Piltel’s aggregate remaining obligation was approximately Php43 million.

Other Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and ePLDT have finance lease obligations in the aggregate amount of Php32 million as at September 30, 2008 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for September 30, 2008 and December 31, 2007 are as follows:

	September 30, 2008 (Unaudited)			December 31, 2007 (Audited)
	Series V	Series VI	Total	Series V	Series VI	Total
	(in million pesos)
Balance at beginning of period	49	966	1,015	61	1,308	1,369
Accretion	4	37	41	10	131	141
Revaluation	–	32	32	–	(182)	(182)
Conversion	(50)	(1,029)	(1,079)	(22)	(291)	(313)
Balance at end of period (Notes 24 and 26)	3	6	9	49	966	1,015

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all shares of Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock, will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Series V Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the unaudited consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Series VI and VII Convertible Preferred Stock was designated as a debt instrument with embedded call options. The fair value of the Series VI and VII Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately. See Note 2 – Summary of Significant Accounting Policies and Practices and Note 26 – Financial Assets and Liabilities. The residual amount was assigned as a liability component and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the unaudited consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to Preferred Stock Subject to Mandatory Redemption and charged to interest as at September 30, 2008 and 2007 amounted to Php41 million and Php114 million, respectively.

Preferred Stock Subject to Mandatory Redemption amounted to Php9 million and Php1,015 million as at September 30, 2008 and December 31, 2007, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at September 30, 2008 and December 31, 2007, 11,853,298 shares and 11,147,451 shares, respectively, of the Series V, VI and VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into PLDT common shares. On August 18, 2006, all of the 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily converted into shares of PLDT’s common stock. On June 5, 2008 (the “Mandatory Conversion Date”), PLDT’s outstanding shares of Series V and Series VI Convertible Preferred Stock issued on June 4, 2001 were mandatorily converted into shares of Common Stock of PLDT at a ratio of 1:1. As at September 30, 2008, 1,355 shares of Series V Convertible Preferred Stock and 3,891 shares of Series VI Convertible Preferred Stock issued on August 22, 2002 and November 8, 2002, respectively, remain outstanding. Holders thereof may voluntarily convert such shares into PLDT common shares at any time. Any such shares which remain outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into PLDT common shares on the immediately following date.

The aggregate redemption value of the outstanding shares of the Series V and VI Convertible Preferred Stock amounted to Php9 million and Php1,070 million as at September 30, 2008 and December 31, 2007, respectively. See Note 24 – Contractual Obligations and Commercial Commitments.

The corresponding dividends on these shares charged as interest expense amounted to Php4 million and Php14 million for the nine months ended September 30, 2008 and 2007, respectively. See Note 5 – Income and Expenses.

Notes Payable

As at June 30, 2008, SPi had an outstanding short-term balance of US$11 million. New and/or renewal of loans after June 30, 2008 amounted to US$6 million bringing the total outstanding loans as at September 30, 2008 to US$13 million. Interest on the notes range from 4.1% to 5% of the outstanding balance per annum and the notes are payable within 180 to 360 days from the availment date. The outstanding balance of US$13 million, or Php594 million, as at September 30, 2008 will mature on various dates from November 3, 2008 to August 8, 2009.

In 2006, CyMed obtained two-year interest-bearing notes payable amounting to US$3.4 million from its previous shareholders. Interest on the notes payable is 6.2% per annum. These interest-bearing notes payable was fully paid in August 2008.

On June 1, 2007, SPi America LLC obtained short-term interest-bearing notes payable amounting to US$0.5 million, or Php22 million, in payment for software license. The loan is payable within one year in four equal quarterly payments of principal and interest which commenced on September 1, 2007. Interest on the loan is 5% per annum. The short-term interest-bearing notes was fully paid in June 2008.

19. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	7,276	7,554
Liabilities on asset retirement obligations (Notes 3 and 8)	1,072	952
Future earn-out payments – net (Notes 2 and 11)	687	782
Unearned revenues (Note 21)	287	290
Others	64	54
	9,386	9,632

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not expected to be settled within one year and shall be refinanced by long-term debt.

20. Accounts Payable

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Suppliers and contractors (Notes 24 and 26)	11,772	8,672
Taxes (Note 25)	1,938	1,648
Carriers (Note 26)	1,736	1,843
Related parties (Note 22)	141	29
Others	197	61
	15,784	12,253

21. Accrued Expenses and Other Current Liabilities

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Accrued utilities and related expenses (Note 22)	13,711	10,823
Unearned revenues (Note 2)	4,827	3,769
Accrued employee benefits (Note 23)	3,846	2,837
Accrued taxes and related expenses (Notes 24 and 25)	1,370	977
Accrued interests and other related costs (Notes 18, 22 and 26)	1,269	1,234
Current portion of future earn-out payments (Notes 2 and 11)	179	266
Payable in installment purchase of equity investment (Note 11)	–	123
Others	1,307	1,645
	26,509	21,674

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

22. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the Banks Terms Sheet (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, which 50% interest represents an aggregate amount of US$44 million, or the Transferred AIL Note, together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines’ equity holdings in AIL increased from 20% in 2006 to 36.99% as at the date of this report.

Total fees under the Amended ATPA amounted to Php110 million and Php52 million for the nine months ended September 30, 2008 and 2007, respectively. The Amended ATPA no longer qualifies as an onerous contract under the provision of PAS 10, “Events After the Balance Sheet Date”, since the cost of meeting the obligations under the Amended ATPA is below or within the estimated benefits that PLDT is expected to receive from it. Net provisions for onerous contact amounting to US$72 million, or Php3,529 million, were reversed on December 31, 2006, excluding the amount paid or to be paid in relation to the Amended ATPA. As a result, as at September 30, 2008 and December 31, 2007, outstanding obligations of PLDT under the Amended ATPA amounted to Php106 million and Php93 million, respectively.

b. Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at September 30, 2008 (unaudited) and December 31, 2007 (audited) and for the nine months ended September 30, 2008 and 2007 (unaudited) are as follows:

1. Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DoCoMo, the FP Parties, NTT Communications and NTT DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DoCoMo. Each of NTT Communications and NTT DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, NTT DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and NTT DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DoCoMo.

•         Additional Rights of NTT DoCoMo. Pursuant to amendments effected by the Cooperation Agreement to the Strategic Agreement and the Shareholders Agreement, upon NTT Communications and NTT DoCoMo and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DoCoMo has additional rights under the Strategic Agreement and Shareholders Agreement, including that:

1.     NTT DoCoMo is entitled to nominate one additional NTT DoCoMo nominee to the board of directors of each PLDT and Smart;

2.     PLDT must consult NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DoCoMo, or which NTT DoCoMo has announced publicly an intention to carry on;

3.     PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.     PLDT must first consult with NTT DoCoMo no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

As at September 30, 2008, NTT Communications and NTT DoCoMo together beneficially owned 20.86% of the outstanding shares of PLDT’s common stock.

•         Change in Control. Each of NTT Communications, NTT DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT board of directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not reasonably be satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, NTT DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between NTT DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and NTT DoCoMo on February 15, 2006, under which NTT DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from NTT DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. Total royalty fees charged to operations under this agreement amounted to Php41 million and Php88 million for the nine months ended September 30, 2008 and 2007, respectively. Smart has no outstanding obligation under this agreement as at September 30, 2008 and December 31, 2007.

3. Advisory Services Agreement between NTT DoCoMo and PLDT

An Advisory Services Agreement was entered into by NTT DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, said agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php55 million and Php56 million for the nine months ended September 30, 2008 and 2007, respectively. Outstanding liability under this agreement amounted to Php13 million and Php12 million as at September 30, 2008 and December 31, 2007, respectively.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php74 million and Php83 million for the nine months ended September 30, 2008 and 2007, respectively. As at September 30, 2008 and December 31, 2007, outstanding obligations of PLDT under these agreements amounted to Php19 million and Php16 million, respectively.

5. Agreements between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which is effective until February 23, 2008 and is subject to renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php472 million and Php449 million for the nine months ended September 30, 2008 and 2007, respectively. As at September 30, 2008 and December 31, 2007, the remaining balance of prepaid service fees to ALBV amounting to Php4 million and Php87 million, respectively.

Smart also had a Service Agreement with ALBV, effective for a period of 25 years, with which ALBV agreed to provide advise and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services. Service agreement fee were prepaid for the whole 25-year period. On December 31, 2007, the agreement was terminated and the unamortized prepaid management fee of Php817 million was charged to operations.

6. Agreements Relating to Insurance Companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php311 million and Php168 million for the nine months ended September 30, 2008 and 2007, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan, respectively.

Compensation of Key Officers of the PLDT Group

PLDT Group’s compensation of key officers by benefit type follows:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Short-term employee benefits	566	557
Post-employment benefits (Note 23)	11	43
Share-based payments (Note 23)	10	214
	587	814

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

23. Share-based Payments and Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the board of directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the board of directors. About 1.3 million shares of common stock of PLDT were reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Balance at beginning of period	26,758	119,034
Exercised shares*	(8,417)	(92,276)
Balance at end of period	18,341	26,758

* Based on the date of payment of exercised shares.

As at September 30, 2008, a total of 851,509 shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at September 30, 2008 and December 31, 2007. No fair value of share options were recognized as an expense for the nine months ended September 30, 2008 and 2007.

LTIP

On August 3, 2004, PLDT’s board of directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share-based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, PLDT’s board of directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the board of directors to cover the period from January 1, 2007 to December 31, 2009, or New Performance Cycle. As a result of the establishment of the New LTIP, the Board also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

The total number of SARs awarded under the New LTIP as at September 30, 2008 was 4,425,930, which will be paid in 2010 subject to the achievement of the targets specified in the New LTIP.

The fair value of the New LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and the share price capped at Php2,300 and share price of Php2,685 as at September 30, 2008. Incentive cost per share as at September 30, 2008 and 2007 for the New LTIP amounted to Php604 and Php1,350, respectively. The fair value of the LTIP recognized as an expense for the nine months ended September 30, 2008 and 2007 amounted to Php59 million and Php1,100 million, respectively. As at September 30, 2008 and December 31, 2007, outstanding LTIP liability amounted to Php1,527 million and Php1,494 million, respectively. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net pension cost and average assumptions used in developing the valuation are as follows:

(in million pesos)
Benefit obligation as at December 31, 2007	10,160
Fair value of plan assets as at December 31, 2007	8,519
Funded status	1,641
Unrecognized net actuarial gain	1,344
Accrued benefit cost as at December 31, 2007 (Audited)	2,985
Accrual of pension cost during the period	423
Contributions	(755)
Accrued benefit cost as at September 30, 2008 (Unaudited)	2,653

Net pension cost was computed as follows:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Components of net periodic benefit cost:
Interest cost	626	797
Current service cost	460	633
Amortizations of unrecognized net actuarial loss	(15)	96
Expected return on plan assets	(648)	(451)
Recognition of transitional liability	–	6
Net periodic benefit cost	423	1,081

The weighted average assumptions used to determine pension benefits as at September 30, 2008 and December 31, 2007 are as follows:

Average remaining working years of covered employee	21
Expected rate of return on plan assets	10%
Discount rate	8%
Rate of increase in compensation	7%

We have adopted mortality rates in accordance with the 1983 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

As at September 30, 2008 and December 31, 2007, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php2,357 million and Php2,651 million, respectively, which represent about 29% and 31%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan follows:

	September 30, 2008 (Unaudited)	December 31, 2007 (Unaudited)
Investments in equity securities	57%	60%
Investments in debt and fixed income securities	24%	21%
Investments in real estate	8%	8%
Investments in temporary placements	6%	5%
Investments in mutual funds	5%	6%
	100%	100%

Based on the latest actuarial valuation report, the recommended cash contributions of PLDT to its pension plan in 2008 amounts to approximately Php311 million. However, as at September 30, 2008, PLDT already contributed Php750 million in cash to its pension plan.

Defined Contribution Plan

Smart and I-Contacts contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the latter’s years of tenure. Although the plan has a defined contribution format, Smart and I-Contacts regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law”. As at September 30, 2008 and December 31, 2007, Smart and I-Contacts were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of plan assets for Smart as at September 30, 2008 (unaudited) and as at December 31, 2007 (audited) follows:

Investments in debt and fixed income securities	57%
Investments in equity securities	35%
Others	8%
100%

Total cash contributions to the pension plan for the nine months ended September 30, 2008 and 2007 amounted to Php116 million and Php143 million, respectively, of which Php4 million are contributions to the defined contribution plans for key management personnel for both periods.

Smart and I-Contacts currently expect to make approximately Php143 million of cash contributions to their pension plans in 2008.

Pension Benefit Cost

Total pension benefit cost follows:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	423	1,081
Expense recognized for defined contribution plans	124	99
Total (Notes 3 and 5)	547	1,180

24. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at September 30, 2008 and December 31, 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(in million pesos)
September 30, 2008 (Unaudited)
Long-term debt(1):	91,962	6,894	30,622	20,827	33,619
Principal	72,088	6,136	20,570	16,402	28,980
Interest	19,874	758	10,052	4,425	4,639
Lease obligations:	5,399	2,257	1,364	901	877
Operating lease	5,324	2,186	1,360	901	877
Finance lease	75	71	4	–	–
Unconditional purchase obligations(2)	744	124	47	254	319
Other obligations:	51,500	34,000	10,836	2,290	4,374
Mandatory conversion and purchase of shares	9	9	–	–	–
Derivative financial liabilities(3):	8,041	883	2,472	2,206	2,480
Long-term currency swaps	7,158	–	2,472	2,206	2,480
Forward foreign exchange contracts	664	664	–	–	–
Long-term foreign currency options	219	219	–	–	–
Various trade and other obligations:	43,450	33,108	8,364	84	1,894
Suppliers and contractors	19,048	11,772	7,276	–	–
Utilities and related expenses	12,097	12,031	28	8	30
Employee benefits	3,830	3,830	–	–	–
Customers’ deposits	2,249	–	309	76	1,864
Carriers	1,765	1,765	–	–	–
Dividends	1,379	1,379	–	–	–
Others	3,082	2,331	751	–	–
Total contractual obligations	149,605	43,275	42,869	24,272	39,189

December 31, 2007 (Audited)
Long-term debt(1):	86,334	11,441	22,662	21,218	31,013
Principal	64,619	6,872	15,883	16,267	25,597
Interest	21,715	4,569	6,779	4,951	5,416
Lease obligations:	6,120	2,558	1,515	1,040	1,007
Operating lease	5,614	2,067	1,500	1,040	1,007
Finance lease	506	491	15	–	–
Unconditional purchase obligations(2)	776	113	41	249	373
Other obligations:	49,488	28,023	10,835	4,294	6,336
Mandatory conversion and purchase of shares	1,070	1,070	–	–	–
Derivative financial liabilities(3):	11,638	8	2,938	4,240	4,452
Long-term currency swaps	11,170	–	2,527	4,191	4,452
Long-term foreign currency options	318	–	318	–	–
Interest rate swap	142	–	93	49	–
Forward foreign exchange contracts	8	8	–	–	–
Various trade and other obligations:	36,780	26,945	7,897	54	1,884
Suppliers and contractors	16,371	8,816	7,555	–	–
Utilities and related expenses	10,532	10,453	75	4	–
Employee benefits	2,778	2,778	–	–	–
Customers’ deposit	2,201	–	267	50	1,884
Carriers	2,187	2,187	–	–	–
Dividends	1,071	1,071	–	–	–
Others	1,640	1,640	–	–	–
Total contractual obligations	142,718	42,135	35,053	26,801	38,729

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the Amended ATPA with AIL.

(3) Gross liabilities before any offsetting application.

Long-term Debt

See Note 18 – Interest-bearing Financial Liabilities for a detailed discussion of our long-term debt.

Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As at September 30, 2008 and December 31, 2007, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php1 million and Php3 million, respectively.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, PLDT may purchase maintenance services for a fee of 15% of the current published license fee. There was no outstanding obligation as at September 30, 2008 while as at December 31, 2007, PLDT’s aggregate remaining obligation under this agreement was approximately Php15 million, respectively.

Other Operating Lease Obligations. The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php5,323 million and Php5,596 as at September 30, 2008 and December 31, 2007, respectively.

Finance Lease Obligations

See Note 18 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 22 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA.

As at September 30, 2008 and December 31, 2007, PLDT’s aggregate remaining minimum obligation under the Amended ATPA was approximately Php744 million and Php776 million, respectively.

Other Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 18 – Interest-bearing Financial Liabilities, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at September 30, 2008, 2,720,085 shares of the Series V Convertible Preferred Stock, 5,291,213 shares of the Series VI Convertible Preferred Stock and all of the 3,842,000 shares of the Series VII Convertible Preferred Stock had been voluntarily and/or mandatorily converted into shares of PLDT’s common stock and 1,355 shares of the Series V Convertible Preferred Stock and 3,891 shares of the Series VI Convertible Preferred Stock remained outstanding.

Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof, will be mandatorily converted into shares of PLDT’s common stock on the date immediately following such anniversary date. Under a put option exercisable for 30 days following the mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the Series V and VI Convertible Preferred Stock will be able to require PLDT to purchase such shares of PLDT’s common stock for Php1,700 per share and US$36.132 per share, respectively.

The aggregate value of the put options based on outstanding shares as at September 30, 2008 was Php9 million assuming all of the outstanding shares of the Series V and VI Convertible Preferred Stock originally issued on June 4, 2001 were mandatorily converted on June 5, 2008 and all shares of PLDT’s common stock issued upon such conversion were put to PLDT at that time in accordance with the terms of the put option. The market value of the underlying shares of PLDT’s common stock was Php14 million, based on the market price of PLDT common shares of Php2,685 per share as at September 30, 2008. On March 4, 2008, PLDT issued a notice to the effect that all of the shares of Series V and VI Convertible Preferred Stock originally issued on June 4, 2001 and outstanding as at June 4, 2008 will be mandatorily converted on June 5, 2008 to shares of PLDT’s common stock. As a result of such mandatory conversion, holders of shares of PLDT’s common stock received on mandatory conversion of the shares of Series V and VI Convertible Preferred Stock will be able to exercise the above described put option in accordance with its terms.

Derivative Financial Liabilities. See Note 26 – Financial Assets and Liabilities for the detailed discussion of our derivative financial liabilities.

Various trade and other obligations. PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at September 30, 2008 and December 31, 2007, total obligations under these various agreements amounted to approximately Php44,523 million and Php36,780 million, respectively.

Commercial Commitments

As at September 30, 2008 and December 31, 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,289 million and Php3,782 million, respectively. These commitments will expire within one year.

25. Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. On April 3, 2008, PLDT complied with the Supreme Court Resolution in paying the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million to the NTC. PLDT protested and disputed NTC’s assessments in the total amount of Php2,870 million which included penalties and NTC’s computation thereof which PLDT believes is contrary to applicable laws and without any legal basis. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded for payment of the balance of their assessment which PLDT intends to contest in appropriate proceedings. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals (the “Petition”) praying that the NTC be restrained from enforcing or implementing its letter-assessment dated February 29, 2007, and demand letters dated April 14, 2008 and June 18, 2008, respectively, both demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said letter-assessment and demand letters. On September 8, 2008, the Solicitor General, as counsel of, and representing, the NTC, filed its Comment to the Petition. On September 22, 2008, PLDT filed its Reply (To the Comment of the NTC). The Petition remains pending with the Court of Appeals.

Local Business and Franchise Tax Assessments

As discussed below, PLDT currently expects that going forward, PLDT will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our unaudited consolidated financial statements as at September 30, 2008.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, as at September 30, 2008, PLDT has paid a total amount of Php761 million for local franchise tax covering prior periods up to the end of September 30, 2008.

PLDT no longer has contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at September 30, 2008.

However, PLDT continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. In the case against the City of Tuguegarao, the Regional Trial Court recently rendered a decision stating that the City of Tuguegarao cannot impose business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration of the said Decision which PLDT has opposed. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007. The Regional Trial Court recently rendered a decision upholding the ordinance of the Municipality and PLDT has filed a Motion for Reconsideration of the said decision. In addition, PLDT is contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction in the amount of Php3 million for the years 1999 to 2006.

The local franchise tax assessment issued against Smart by the City of Makati totaling approximately Php312 million had been ordered cancelled and reversed by the Regional Trial Court, or RTC, of Makati City in Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004) and upheld by the Court of Appeals in its Resolution dated June 9, 2005. The Court’s Decision, declaring Smart as exempt from paying local franchise tax had become final and executory.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo amounting to approximately Php1 million. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 declaring Smart as exempt from payment of local franchise tax. To date, Smart has not received any notice that the said decision had been appealed by the City of Iloilo.

In 2002, Smart filed a case against the City of Davao for assessing local franchise tax despite Smart’s exemption under its legislative franchise. Recently, on September 16, 2008, the Supreme Court ruled that Smart is liable for local franchise tax since the “in lieu of all taxes” clause merely covers national taxes and the clause was rendered inoperative when the VAT law took effect. The case is not yet final since Smart will be filing a Motion for Reconsideration within the reglementary period.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements (one in February 1990, and another one in March 1999) in the past, these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and simply improve their business relationship, both PLDT and ETPI have agreed recently to submit their differences and issues to voluntary arbitration. Thus, PLDT and ETPI representatives are now in the process of discussion with regard to the rules, terms and conditions of the arbitration between them. For this arbitration (after collating various claims of one party against the other) initially ETPI, on one hand, submitted its claims of about Php3.1 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI.

26. Financial Assets and Liabilities

Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

The following table sets forth our financial assets and financial liabilities as at September 30, 2008 and December 31, 2007.

	Loans and receivables	Held-to-maturity investments	Fair value through profit and loss	Held-for-trading	Derivatives used for hedging	Available-for-sale financial investments	Liabilities carried at amortized cost	Total financial assets and liabilities	Non-financial assets and liabilities	Total
	(in million pesos)
Assets as at September 30, 2008 (Unaudited) Noncurrent:
Property, plant and equipment – net	–	–	–	–	–	–	–	–	158,210	158,210
Investments in associates	–	–	–	–	–	–	–	–	1,284	1,284
Investments-available-for-sale	–	–	–	–	–	144	–	144	–	144
Investment in debt securities	–	437	201	–	–	–	–	638	–	638
Investment properties	–	–	–	–	–	–	–	–	558	558
Goodwill and intangible assets	–	–	–	–	–	–	–	–	13,050	13,050
Deferred income tax assets	–	–	–	–	–	–	–	–	10,220	10,220
Derivative financial assets	–	–	–		–	–	–	–	–	–
Prepayments – net of current portion	–	–	–	–	–	–	–	–	2,983	2,983
Advances and refundable deposits – net of current portion	744	–	–	–	–	–	–	744	258	1,002
Current: Cash and cash equivalents	22,550	–	–	–	–	–	–	22,550	–	22,550
Short-term investments	3,811	–	–	846	–	–	–	4,657	–	4,657
Investment in debt securities	1,503	–		–	–	–	–	1,503	–	1,503
Trade and other receivables	14,836	–	–	–	–	–	–	14,836	–	14,836
Inventories and supplies	–	–	–	–	–	–	–	–	2,340	2,340
Derivative financial assets	–	–	–	68	–	–	–	68	–	68
Current portion of prepayments	–	–	–	–	–	–	–	–	3,113	3,113
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	–	305	305
Total assets	43,444	437	201	914	–	144	–	45,140	192,321	237,461

Liabilities as at September 30, 2008 (Unaudited) Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	–	52,838	52,838	–	52,838
Deferred income tax liabilities	–	–	–	–	–	–	–	–	1,089	1,089
Derivative financial liabilities	–	–	–	3,384	–	–	–	3,384	–	3,384
Pension and other employee benefits	–	–	–	–	–	–	–	–	4,283	4,283
Customers’ deposits	–	–	–	–	–	–	2,249	2,249	–	2,249
Deferred credits and other noncurrent liabilities	–	–	–	–	–	–	8,027	8,027	1,359	9,386
Current: Accounts payable	–	–	–	–	–	–	13,843	13,843	1,941	15,784
Accrued expenses and other current liabilities	–	–	–	–	–	–	20,117	20,117	6,392	26,509
Derivative financial liabilities	–	–	–	297	529	–	–	826	–	826
Provisions for assessments	–	–	–	–	–	–	–	–	658	658
Current portion of interest-bearing financial liabilities	–	–	–	–	–	–	15,354	15,354	–	15,354
Dividends payable	–	–	–	–	–	–	1,379	1,379	–	1,379
Income tax payable	–	–	–	–	–	–	–	–	4,363	4,363
Total liabilities	–	–	–	3,681	529	–	113,807	118,017	20,085	138,102
Net assets and liabilities	43,444	437	201	(2,767)	(529)	144	(113,807)	(72,877)	172,236	99,359

Assets as at December 31, 2007 (Audited) Noncurrent:
Property, plant and equipment – net	–	–		–	–	–	–	–	159,414	159,414
Investments in associates	–	–		–	–	–	–	–	1,351	1,351
Investments-available-for-sale	–	–	–	–	–	143	–	143	–	143
Investment in debt securities	–	273	–	–	–	–	–	273	–	273
Investment properties	–	–	–	–	–	–	–	–	577	577
Goodwill and intangible assets	–	–	–	–	–	–	–	–	11,721	11,721
Deferred income tax assets	–	–	–	–	–	–	–	–	13,757	13,757
Derivative financial assets	–	–	–	58	1	–	–	59	–	59
Prepayments – net of current portion	–	–	–	–	–	–	–	–	2,281	2,281
Advances and refundable deposits – net of current portion	734	–	–	–	–	–	–	734	296	1,030
Current: Cash and cash equivalents	17,447	–	–	–	–	–	–	17,447	–	17,447
Short-term investments	11,366	–	–	2,049	–	–	–	13,415	–	13,415
Investment in debt securities	1,115	–	–	–	–	–	–	1,115	–	1,115
Trade and other receivables	12,645	–	–	–	–	–	–	12,645	–	12,645
Inventories and supplies	–	–	–	–	–	–	–	–	1,167	1,167
Derivative financial assets	–	–	–	227	670	–	–	897	–	897
Current portion of prepayments	–	–	–	–	–	–	–	–	2,368	2,368
Current portion of advances and refundable deposits	–	–	–	–	–	–	–	–	498	498
Total assets	43,307	273	–	2,334	671	143	–	46,728	193,430	240,158

Liabilities as at December 31, 2007 (Audited) Noncurrent:
Interest bearing financial liabilities – net of current portion	–	–	–	–	–	–	53,387	53,387	–	53,387
Deferred income tax liabilities	–	–	–	–	–	–	–	–	2,155	2,155
Derivative financial liabilities	–	–	–	530	7,211	–	–	7,741	–	7,741
Pension and other employee benefits	–	–	–	–	–	–	–	–	4,540	4,540
Customers’ deposits	–	–	–	–	–	–	2,201	2,201	–	2,201
Deferred credits and other noncurrent liabilities	–	–	–	–	–	–	7,608	7,608	2,024	9,632
Current: Accounts payable	–	–	–	–	–	–	10,605	10,605	1,648	12,253
Accrued expenses and other current liabilities	–	–	–	–	–	–	16,570	16,570	5,104	21,674
Derivative financial liabilities	–	–	–	237	5	–	–	242	–	242
Provisions for assessments	–	–	–	–	–	–	–	–	1,112	1,112
Current portion of interest-bearing financial liabilities	–	–	–	–	–	–	8,764	8,764	–	8,764
Dividends payable	–	–	–	–	–	–	1,071	1,071	–	1,071
Income tax payable	–	–	–	–	–	–	–	–	2,875	2,875
Total liabilities	–	–	–	767	7,216	–	100,206	108,189	19,458	127,647
Net assets and liabilities	43,307	273	–	1,567	(6,545)	143	(100,206)	(61,461)	173,972	112,511

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at September 30, 2008 and December 31, 2007.

	Carrying Value		Fair Value
	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale:
Listed equity securities	77	77	77	77
Unlisted equity securities	67	66	65	66
Investment in debt securities	638	273	618	283
Derivative financial assets:
Long-term foreign currency options	–	59	–	59
Advances and refundable deposits – net of current portion	744	734	625	657
Total noncurrent financial assets	1,526	1,209	1,385	1,142
Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	3,876	3,944	3,876	3,944
Temporary cash investments	18,674	13,503	18,674	13,503
Short-term investments	4,657	13,415	4,657	13,415
Investment in debt securities	1,503	1,115	1,503	1,115
Trade and other receivables:
Foreign administrations	4,133	4,324	4,133	4,324
Retail subscribers	3,816	3,861	3,816	3,861
Corporate subscribers	2,241	2,040	2,241	2,040
Domestic carriers	728	1,503	728	1,503
Dealers, agents and others	3,918	917	3,918	917
Derivative financial assets:
Forward foreign exchange contracts	–	863	–	863
Foreign currency options	67	–	67	–
Bifurcated embedded derivatives	1	34	1	34
Total current financial assets	43,614	45,519	43,614	45,519
Total Financial Assets	45,140	46,728	44,999	46,661

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	52,835	53,372	52,818	58,044
Obligations under finance lease	3	15	2	15
Derivative financial liabilities:
Long-term currency swap	3,384	7,211	3,384	7,211
Long-term foreign currency options	–	390	–	390
Interest rate swap	–	140	–	140
Customers’ deposits	2,249	2,201	1,419	1,481
Deferred credits and other noncurrent liabilities	8,027	7,608	6,774	6,553
Total noncurrent financial liabilities	66,498	70,937	64,397	73,834
Current Financial Liabilities
Accounts payable:
Suppliers and contractors	11,772	8,493	11,772	8,493
Carriers	1,736	1,843	1,736	1,843
Others	335	269	335	269
Accrued expenses and other current liabilities:
Utilities and related expenses	13,533	10,780	13,533	10,780
Employee benefits	3,830	2,795	3,830	2,795
Interest and other related costs	1,269	1,234	1,269	1,234
Others	1,485	1,761	1,485	1,761
Derivative financial liabilities:
Forward foreign exchange contracts	529	7	529	7
Foreign currency options	281	–	281	–
Bifurcated embedded derivatives	15	–	15	–
Bifurcated equity call options	1	231	1	231
Interest rate swap	–	4	–	4
Interest-bearing financial liabilities:
Notes payable	594	493	594	493
Current portion of long-term debt	14,681	6,775	14,681	6,775
Obligations under finance lease	70	481	70	481
Preferred stock subject to mandatory redemption	9	1,015	9	1,015
Dividends payable	1,379	1,071	1,379	1,071
Total current financial liabilities	51,519	37,252	51,519	37,252
Total Financial Liabilities	118,017	108,189	115,916	111,086

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities: Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and refundable deposits	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.
Fixed rate loans: U.S. dollar notes/convertible debt Other loans in all other currencies

Quoted market price.

Estimated fair value is based on the discounted value of future cash flows using the applicable CIRR and Philippine Dealing System Treasury Fixing rates for similar types of loans.

Variable rate loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.
Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards, foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Investments-available-for sale: Fair values were determined using quoted prices.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, investment in debt securities, trade and other receivables, current portion of advances and refundable deposits, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate the carrying values as at the balance sheet date.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at September 30, 2008 and December 31, 2007:

		September 30, 2008 (Unaudited)		December 31, 2007 (Audited)
	Maturity	Notional	Mark-to-market Gains (Losses)	Notional	Mark-to-market Gains (Losses)
		(in millions)
PLDT
Cash flow hedges:
Forward foreign exchange contracts	2008	US$36	(Php141)	US$134	Php296
Currency swaps	2017	–	–	300	(3,715)
	2012	–	–	250	(3,496)
Foreign currency bought options	2009	–	–	136	(390)

Transactions not designated as hedges:
Currency swaps	2017	300	(2,169)	–	–
	2012	180	(1,215)	–	–
Foreign currency bought call options	2009	126	(256)	–	–
Foreign currency sold call options	2009	126(1)	42	136(1)	59
Bifurcated equity call options	2009	1 share	(1)	1 share	(231)
Forward foreign exchange contracts	2008	–	–	US$16	21
Interest rate swap(2)	2012	–	–	31	(144)
			(3,740)		(7,600)

Smart
Cash flow hedges:
Forward foreign exchange contracts	2008	73	(349)	171	265

Transactions not designated as hedges:
Bifurcated embedded derivatives	2008	4	(14)	5	34
Forward foreign exchange contracts:
On loan proceeds	2008	–	–	50	100
On gross U.S. dollar revenues	2008	–	–	55	70
			(363)		469
ePLDT
Cash flow hedges:
Forward foreign exchange contracts	2008	11	(39)	36	104
Net liabilities			(Php4,142)		(Php7,027)

(1) Sold call options of 2009 foreign currency options based on the same notional amount as the long-term foreign currency bought call option.

(2) The original term of the interest rate swap agreement is until 2012 but it was fully terminated in March 2008.

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Presented as:
Noncurrent assets	–	59
Current assets	68	897
Noncurrent liabilities	(3,384)	(7,741)
Current liabilities	(826)	(242)
Net liabilities	(4,142)	(7,027)

Analysis of gains (losses) on derivative financial instruments for the nine months September 30, 2008 and 2007 are as follows:

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Net mark-to-market losses at end of period	(4,142)	(6,642)
Net mark-to-market losses at beginning of period	(7,027)	(6,499)
Net change	2,885	(143)
Net losses charged to cumulative translation adjustments	1,109	460
Net gains charged on cash flow hedges removed from cumulative translation adjustments and taken to income	697	–
Ineffective portion recognized in the profit or loss for the cash flow hedge	84	–
Effective portion recognized in the profit or loss for the cash flow hedge	(179)	–
Hedge cost	(652)	(908)
Settlements, accretion and conversion	(1,089)	(524)
Net gains (losses) on derivative transactions	2,855	(1,115)

PLDT

Transactions Designated as Hedges

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. As at September 30, 2008 and December 31, 2007, outstanding forward foreign exchange contracts that are designated as hedges amounted to US$36 million with an average exchange rate of Php43.223, and US$134 million with an average exchange rate of Php43.96, respectively. The ineffective portion of the loss in the fair value of these instruments recognized in the unaudited consolidated statement of income for the nine months ended September 30, 2008 amounted to Php0.2 million.

In March 2008, we entered into unwind transactions to terminate US$63 million of our forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php102 million. In addition, we entered into new forward foreign exchange sale contracts in March 2008 amounting to US$68 million.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at September 30, 2008 and December 31, 2007, these long-term currency swaps have an aggregate notional amount of US$480 million and US$550 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. As at September 30, 2008 and December 31, 2007, the outstanding swap contracts have an agreed average swap exchange rate of Php50.592 and Php50.756, respectively.

In March, April and August 2008, the long-term principal only currency swap agreement maturing 2012 were partially terminated, with total settlement amounts of Php511 million, Php236 million and Php95 million, respectively. As a result of these unwind transactions, the outstanding notional amount has been reduced to US$180 million.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at September 30, 2008 and December 31, 2007, US$606 million and US$686 million, respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.95 % and 4.01% per annum as at September 30, 2008 and December 31, 2007, respectively.

Until December 31, 2007, changes in the fair value of the financial instruments were booked to equity. Effective January 1, 2008, PLDT opted to discontinue the hedge accounting treatment for its long-term currency swaps. Consequently, the loss deferred under equity amounting to Php359 million was recognized in the profit or loss. Any movements in the fair value of the instrument are now taken to profit or loss in the unaudited consolidated statement of income.

Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php52.500 to US$1.00 up to Php90.00 to US$1.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.500 to US$1.00. On the other hand, if the Philippine peso to U.S. dollar spot exchange rate settles beyond Php90.00, PLDT will have the option to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. If on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. The option contracts have been structured to include credit-linkage with PLDT as the reference entity similar to the long-term currency swaps. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 4.34% per annum as at September 30, 2008 and December 31, 2007.

In December 2006, January 2007 and August 2008, the currency option agreement was partially terminated, with total settlement amounts of Php33 million, Php44 million and Php19 million, respectively. As a result of these unwind transactions, the outstanding currency options notional amount has been reduced to US$126 million.

Until December 31, 2007, changes in the fair value of PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot exchange rate at maturity, whichever is lower, were booked to equity. Effective January 1, 2008, PLDT opted to discontinue the hedge accounting treatment for its long-term foreign currency options. Consequently, the gain deferred under equity amounting to Php1,055 million was recognized in the profit or loss. Any movements in the fair value of the instrument are now taken to profit or loss in the unaudited consolidated statement of income.

Forward Foreign Exchange Contracts

In 2007, PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. As at September 30, 2008, there were no outstanding forward foreign exchange contracts not designated as hedges while the outstanding forward foreign exchange contracts not accounted for under hedge accounting as at December 31, 2007 amounted to US$16 million with an average exchange rate of Php43.19.

In March 2008, PLDT entered into unwind transactions to terminate US$16 million of our forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php11 million.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, in April 2003, PLDT entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, in December 2003, PLDT entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the Japanese yen strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006 and April 2007, the interest rate and overlay swap agreements were partially terminated. Since changes in fair values have already been recognized as profit or loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million and Php276 million, respectively. As a result of these unwind transactions, the outstanding interest rate swap notional amount has been reduced to US$31 million.

In March 2008, the outstanding interest rate and overlay swap agreements were fully terminated. The total settlement amount for this unwind is Php223 million.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its shares of Series VI and VII Convertible Preferred Stock. See Note 18 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted shares of PLDT’s common stock have the option to sell such shares of PLDT’s common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. On August 18, 2006, all of the 3,842,000 shares of the Series VII were converted to PLDT’s common stock. On June 4, 2008, 336,779 shares of the Series VI Convertible Preferred Stock were converted to PLDT common stock. As at September 30, 2008 and December 31, 2007, the negative fair market value of these embedded call options amounted to Php1 million and Php231 million, respectively.

Smart

Cash Flow Hedges

Smart entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008.

The outstanding forward foreign exchange contracts as at September 30, 2008 amounted to US$73 million with an average exchange rate of Php42.453 which are all designated as hedges. As at December 31, 2007, outstanding forward foreign exchange contracts amounted to US$226 million, of which US$171 million with an average exchange rate of Php43.293 were designated as hedges, while US$55 million with an average exchange rate of Php42.997 did not qualify under hedge accounting. The ineffective portion of the gain in the fair value of these instruments recognized in the unaudited consolidated statement of income for the nine months ended September 30, 2008 amounted to Php83 million. There is no ineffective portion in the fair value of these instruments recognized in the unaudited consolidated statement of income for the nine months ended September 30, 2007.

In January 2008, Smart entered into additional short term U.S. dollar forward foreign exchange sale contracts amounting to US$71.5 million with an average exchange rate of Php41.158 to hedge dollar revenues maturing monthly in 2008.

In March 2008, Smart entered into unwind transactions to terminate US$172 million of outstanding forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php89 million. Consequently, new forward foreign exchange sale contracts were entered into in March 2008 amounting to US$172 million with an average exchange rate of Php42.018.

Transactions not Designated as Hedges

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at September 30, 2008 and December 31, 2007, outstanding contracts included service contracts with foreign equipment suppliers and various suppliers covering handset importations denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

ePLDT

Cash Flow Hedges

ePLDT subsidiaries, namely Vocativ Systems, Inc., Parlance Systems, Inc. and SPi Technologies, Inc. (hereafter collectively referred to in this section as “ePLDT”) entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing monthly in 2008. As at September 30, 2008 and December 31, 2007, outstanding forward foreign exchange contracts that are designated as hedges amounted to US$11 million with an average exchange rate of Php43.633, and US$36 million with an average exchange rate of Php44.700, respectively. The ineffective portion of the gain in the fair value of these instruments recognized in the unaudited consolidated statement of income for the nine months ended September 30, 2008 amounted to Php0.1 million. There is no ineffective portion in the fair value of these instruments recognized in the unaudited consolidated statement of income for the nine months ended September 30, 2007.

In March 2008, we entered into unwind transactions to terminate US$18 million of our forward foreign exchange contracts. The proceeds from the unwind transaction amounted to Php45.84 million. In addition, we entered into new forward foreign exchange sale contracts in March 2008 amounting to US$28 million.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our board of directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, or ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

A summary of the maturity profile of our financial liabilities as at September 30, 2008 and December 31, 2007 based on contractual undiscounted payments is set out in Note 24 – Contractual Obligations and Commercial Commitments.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the balance sheet date. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in equity until the hedged transaction affects the unaudited consolidated statement of income or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at September 30, 2008 and December 31, 2007:

	September 30, 2008 (Unaudited)		December 31, 2007 (Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Asset
Derivative financial assets	US$–	Php–	US$1	Php59
Current Financial Assets
Cash and cash equivalents	115	5,461	93	3,853
Short-term investments	30	1,411	56	2,324
Trade and other receivables	219	10,333	227	9,400
Derivative financial assets	1	68	22	897
Total current financial assets	365	17,273	398	16,474
Total Financial Assets	365	17,272	US$399	16,533

Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	984	46,504	1,126	46,612
Derivative financial liabilities	72	3,384	187	7,741
Total noncurrent financial liabilities	1,056	49,888	1,313	54,353
Current Financial Liabilities
Accounts payable	287	13,554	160	6,614
Accrued expenses and other current liabilities	96	4,539	95	3,958
Derivative financial liabilities	17	826	6	242
Current portion of interest-bearing financial liabilities	313	14,814	187	7,748
Total current financial liabilities	713	33,733	448	18,562
Total Financial Liabilities	US$1,769	Php83,621	US$1,761	Php72,915

(1) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php47.264 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at September 30, 2008.

(2) The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.411 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2007.

As at November 3, 2008, the peso-dollar exchange rate was Php48.680 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at September 30, 2008 would have increased by Php1,988 million.

As at September 30, 2008, approximately 90% of our total consolidated debts was denominated in U.S. dollars. Consolidated foreign currency-denominated debt was increased to Php60,915 million as at September 30, 2008 from Php53,027 million as at December 31, 2007. PLDT’s outstanding long-term principal only currency swap contracts and foreign currency option contracts amounted to US$480 million and US$126 million, respectively, as at September 30, 2008. Consequently, the unhedged portion of consolidated debt amounts was approximately 56% (or 46%, net of our consolidated U.S. dollar cash balances) as at September 30, 2008.

For the nine months ended September 30, 2008, approximately 35% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to the U.S. dollars. In this respect, the recent depreciation of the Philippine peso against the U.S. dollar increased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had depreciated by 14.1% against the U.S. dollar to Php47.264 to US$1.00 as at September 30, 2008 from Php41.411 to US$1.00 as at December 31, 2007. As at December 31, 2007, the peso had appreciated by 15.6% to Php41.411 to US$1.00 from Php49.045 to US$1.00 as at December 31, 2006. As a result of the foreign exchange movements as well as the amount of our outstanding foreign currency debts and hedges, we recognized foreign exchange losses of Php5,985 million and gains of Php1,662 million for the nine months ended September 30, 2008 and 2007, respectively.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of December 31, 2008. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 3.1% as compared to the exchange rate of Php47.264 to US$1.00 as at September 30, 2008. If the peso-dollar exchange rate had weakened/strengthened by 3.1% at September 30, 2008, with all other variables held constant, profit after tax for the period would have been Php852 million higher/lower and our unaudited consolidated stockholders’ equity would have been Php1,110 million higher/lower, mainly as a result of foreign exchange gains, losses on translation of U.S. dollar-denominated net assets/liabilities, marked-to-market valuation of financial assets/liabilities and foreign exchange gains/losses on translation of cash flow hedges transactions.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk as at September 30, 2008 and December 31, 2007. Financial instruments that are not subject to interest rate risk were not included in the table.

Nine Months Ended September 30, 2008 (Unaudited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	124	–	–	181	300	605	28,592	385	28,207	658	31,118
Interest rate	10.50%	–	–	11.375%	8.35%	–	–	–	–	–	–
US$ Fixed Loans	3	79	9	–	280	371	17,506	4,120	13,386	227	10,741
Interest rate	5.65% to 6.66%	4.49% to 6.0%	4.70%	–	2.25%	–	–	–	–	–	–
Philippine Peso	–	–	–	81	33	114	5,420	29	5,391	108	5,108
Interest rate	–	6.50%	6.50%	5.625% to 6.50%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	3	243	68	83	–	397	18,760	32	18,728	396	18,728
Interest rate	US$ LIBOR + 1%	US$ LIBOR + 0.05% to 2.75%	US$ LIBOR + 0.42% to 2.50%	US$ LIBOR + 0.42% to 0.75%	–	–	–	–	–	–	–
Philippine Peso	–	24	12	2	–	38	1,810	6	1,804	38	1,804
Interest rate	–	MART1+ 0.75% to 5.70%	MART1 + 0.75%	MART1 + 0.75%	–	–	–	–	–	–	–
	130	346	89	347	613	1,525	72,088	4,572	67,516	1,427	67,499

Year Ended December 31, 2007 (Audited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	–	136	–	250	300	686	28,403	387	28,016	770	31,901
Interest rate	–	10.500%	–	11.375%	8.350%	–	–	–	–	–	–
US$ Fixed Loans	55	46	23	9	280	413	17,123	4,016	13,107	342	14,078
Interest rate	4.49% to 8.9%	4.49% to 6.0%	4.515% to 4.7%	4.700%	2.250%	–	–	–	–	–	–
Philippine Peso	–	–	–	93	38	131	5,420	33	5,387	125	5,168
Interest rate	7.090%	6.500%	6.500%	5.625% to 6.50%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	98	92	58	28	–	276	11,445	28	11,417	276	11,445
Interest rate	0.05% to 2.75% over US$ LIBOR	0.05% to 2.75% over US$ LIBOR	0.05% to 2.5% over US$ LIBOR	0.75% to 0.815% over US$ LIBOR	–	–	–	–	–	–	–
Philippine Peso	14	14	13	13	–	54	2,228	8	2,220	54	2,227
Interest rate	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75%	–	–	–	–	–	–	–
	167	288	94	393	618	1,560	64,619	4,472	60,147	1,567	64,819

Interest rate swap (fixed to floating)
U.S. Dollar (US$31 million)	–	–	–	–	–	3.5	144	–	144	3.5	144
Japanese Yen (JPY3,759 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–
	–	–	–	–	–	3.5	144	–	144	3.5	144

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of December 31, 2008. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 100 basis points and 50 basis points higher/lower, respectively, as compared to levels as at September 30, 2008. If U.S. dollar interest rates had been 100 basis points higher/lower as compared to market levels as at September 30, 2008, with all other variables held constant, profit after tax for the period would have been Php724 million lower/higher as at September 30, 2008, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions, except those derivatives designated and considered as effective hedging instruments and our unaudited consolidated stockholders’ equity would have been Php719 million lower/higher mainly as a result of a decrease/increase in the fair value of cash flow hedges. If Philippine peso interest rates had been 50 basis points higher/lower as compared to market levels as at September 30, 2008, with all other variables held constant, profit after tax for the period would have been Php312 million lower/higher as at September 30, 2008, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions, except those derivatives designated and considered as effective hedging instruments and our stockholders’ equity would have been Php310 million lower/higher mainly as a result of a decrease/increase in the profit or loss and fair value of cash flow hedges.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contractual obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and periodically reviewed based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and take corrective actions.

The table below shows the maximum exposure to credit risk for the components of the unaudited consolidated balance sheet, including derivative financial instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Loans and receivables:
Advances and refundable deposits	744	734	737	734
Cash and cash equivalents	22,550	17,447	22,444	17,406
Short-term investments	3,811	11,366	3,781	11,366
Investment in debt securities	1,503	1,115	1,503	1,115
Foreign administrations	4,133	4,324	4,133	4,324
Retail subscribers	3,816	3,861	3,781	3,861
Corporate subscribers	2,241	2,040	2,076	2,040
Domestic carriers	728	1,503	728	1,503
Dealers, agents and others	3,918	917	3,899	917
Held-to-maturity investments:
Investment in debt securities	437	273	437	273
Fair value through profit and loss:
Investment in debt securities	201	–	201	–
Investments-available-for-sale	144	143	144	143
Held-for-trading:
Short-term investments	846	2,049	846	2,049
Foreign currency options	67	58	67	58
Bifurcated embedded derivatives	1	34	1	34
Forward foreign exchange contracts	–	193	–	193
Derivatives used for hedging:
Forward foreign exchange contracts	–	670	–	670
Foreign currency options	–	1	–	1
Total	45,140	46,728	44,778	46,687

(1) Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2) Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due nor impaired		Past due but not impaired	Impaired
	Total	Class A(1)	Class B(2)
	(in million pesos)
September 30, 2008 (Unaudited)
Loans and receivables:
Advances and refundable deposits	744	741	3	–	–
Cash and cash equivalents	22,550	21,426	1,124	–	–
Short-term investments	3,811	3,811	–	–	–
Investment in debt securities	1,503	1,503	–	–	–
Corporate subscribers	9,218	759	576	1,026	6,857
Retail subscribers	8,472	1,284	576	1,956	4,656
Foreign administrations	4,533	1,259	1,453	1,421	400
Domestic carriers	1,017	82	8	638	289
Dealers, agents and others	4,324	1,481	1,745	692	406
Held-to-maturity investments:
Investment in debt securities	437	437	–	–	–
Fair value through profit and loss:
Investment in debt securities	201	201	–	–	–
Investments-available-for-sale	144	84	60	–	–
Held-for-trading(3):
Short-term investments	846	846	–	–	–
Fforeign currency options	67	67	–	–	–
Bifurcated embedded derivatives	1	1	–	–	–
Total	57,868	33,982	5,545	5,733	12,608

December 31, 2007 (Audited)
Loans and receivables:
Advances and refundable deposits	734	734	–	–	–
Cash and cash equivalents	17,447	15,150	2,297	–	–
Short-term investments	11,366	10,637	729	–	–
Investment in debt securities	1,115	1,115	–	–	–
Retail subscribers	8,179	1,389	637	1,823	4,330
Corporate subscribers	7,915	641	187	1,166	5,921
Foreign administrations	5,371	1,828	861	1,635	1,047
Domestic carriers	1,884	119	11	1,373	381
Dealers, agents and others	2,151	983	315	196	657
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–
Investments-available-for-sale	143	113	30	–	–
Held-for-trading(3):
Short-term investments	2,049	2,049	–	–	–
Forward foreign exchange contracts	193	190	3	–	–
Foreign currency options	58	58	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–
Derivatives used-for-hedging(3):
Forward foreign exchange contracts	670	670	–	–	–
Foreign currency options	1	1	–	–	–
Total	59,583	35,984	5,070	6,193	12,336

(1) This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2) This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3) Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
September 30, 2008 (Unaudited)
Loans and receivables:
Advances and refundable deposits	744	744	–	–	–	–
Cash and cash equivalents	22,550	22,550	–	–	–	–
Short-term investments	3,811	3,811	–	–	–	–
Investment in debt securities	1,503	1,503	–	–	–	–
Corporate subscribers	9,218	1,335	542	115	369	6,857
Retail subscribers	8,472	1,860	1,379	287	290	4,656
Foreign administrations	4,533	2,712	864	298	259	400
Domestic carriers	1,017	90	84	83	471	289
Dealers, agents and others	4,324	3,226	8	–	684	406
Held-to-maturity investments:
Investment in debt securities	437	437	–	–	–	–
Fair value through profit and loss:
Investment in debt securities	201	201	–	–	–	–
Investments-available-for-sale	144	144	–	–	–	–
Held-for-trading:
Short-term investments	846	846	–	–	–	–
Foreign currency options	67	67	–	–	–	–
Bifurcated embedded derivatives	1	1	–	–	–	–
	57,868	39,527	2,877	783	2,073	12,608

December 31, 2007 (Audited)
Loans and receivables:
Advances and refundable deposits	734	734	–	–	–	–
Cash and cash equivalents	17,447	17,447	–	–	–	–
Short-term investments	11,366	11,366	–	–	–	–
Investment in debt securities	1,115	1,115	–	–	–	–
Retail subscribers	8,179	2,026	1,513	231	79	4,330
Corporate subscribers	7,915	828	715	133	318	5,921
Foreign administrations	5,371	2,689	902	316	417	1,047
Domestic carriers	1,884	130	88	103	1,182	381
Dealers, agents and others	2,151	1,298	30	4	162	657
Held-to-maturity investments:
Investment in debt securities	273	273	–	–	–	–
Investments-available-for-sale	143	143	–	–	–	–
Held-for-trading:
Short-term investments	2,049	2,049	–	–	–	–
Forward foreign exchange contracts	193	193	–	–	–	–
Foreign currency options	58	58	–	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	670	670	–	–	–	–
Foreign currency options	1	1	–	–	–	–
	59,583	41,054	3,248	787	2,158	12,336

Impairment assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cashflow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since then, our strong cashflows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per common share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained on January 29, 2008 an approval from our board of directors to conduct a share buyback program for up to two million PLDT common shares. On August 5, 2008, our board of directors also approved a second share buyback program of up to another 2 million shares representing approximately 1.1% of PLDT’s total outstanding common shares. As at September 30, 2008, we have acquired a total of 1,773,580 shares of common stock at a weighted average price of Php2,533 for a total of Php4,493 million. See Note 7 – Earnings Per Common Share and Note 17 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	(in million pesos)
Long-term debt, including current portion	67,516	60,147
Notes payable	594	493
Total debt	68,110	60,640
Cash and cash equivalents	(22,550)	(17,447)
Short-term investments	(4,657)	(13,415)
Net debt	40,903	29,778

Equity attributable to equity holders of PLDT	97,735	111,113
Net debt to equity ratio	42%	27%

27. Supplemental Cash Flow Information

	Nine Months Ended September 30,
	2008	2007
	(Unaudited)
	(in million pesos)
Supplemental information for noncash financing activities:
Conversion of preferred stock subject to mandatory redemption (Note 18)	1,079	271
Recognition of asset retirement obligations (Note 8)	64	21

28. Reclassification of Accounts

Certain accounts in September 30, 2007 unaudited consolidated financial statements were reclassified to conform with the September 30, 2008 unaudited consolidated financial statements presentation.